FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 30, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc
Interim Results 2015

Introduction

Presentation of information
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2014 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

In this document, 'RBSG plc' or the 'company' refers to The Royal Bank of Scotland Group plc, and 'RBS' or the 'Group' refers to RBSG plc and its subsidiaries. Some of the financial information contained in this document, prepared using Group accounting policies, shows the operating performance of RBS on a non-statutory basis which excludes own credit adjustments, gain on redemption of own debt, write down of goodwill and strategic disposals and includes the results of Citizens which is classified as a discontinued operation in the statutory results. RFS Holdings minority interest (RFS MI) was also excluded in the periods ended 30 June 2014. Such information is provided to give a better understanding of the results of RBS's operations.

RBS is committed to a leaner, less volatile business based around its core franchises of Personal & Business Banking (PBB) and Commercial & Private Banking (CPB). To achieve this goal a number of initiatives have been announced which include, but are not limited to, the restructuring of Corporate & Institutional Banking (CIB) into CIB Go-forward and CIB Capital Resolution, the divestment of the remaining stake in Citizens, the sale of the International Private Banking business (the remaining Private Banking UK business is within the Go-forward Bank (Private Banking Go-forward)), the exit of Williams & Glyn (mainly within UK Personal & Business Banking (UK PBB)) and the continued run down of RBS Capital Resolution (RCR). Significant progress towards these exits is expected in 2015. This document contains some information to illustrate the impact on certain key performance measures of these initiatives by showing the future profile of the bank (the 'Go-forward Bank') and the segments, businesses and portfolios which it intends to exit (the 'Exit Bank'). This information is presented to illustrate the strategy and its impact on the business and is on a non-statutory basis and should be read in conjunction with the notes attached as well as the section titled Forward-looking Statements. There has been no change to the reportable segments in the period.

Statutory results
The condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and related Notes presented on pages 67 to 122 inclusive are on a statutory basis. Reconciliations between the non-statutory basis and statutory basis are included in Appendix 2.

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Introduction

Analysts and investors presentation
RBS will be hosting a presentation for analysts and investors which will also be available via live webcast and audio call. The details are as follows:

Date:	Thursday 30 July 2015
Time:	9.30 am UK time
Webcast:	www.rbs.com/results
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

Slides
This announcement and background slides are available on www.rbs.com/results

Financial supplement
A financial supplement containing income statement and balance sheet information for the nine quarters ending 30 June 2015 is available on www.rbs.com/results

Highlights

The Royal Bank of Scotland Group (RBS) continues to deliver on its plan to build a stronger, simpler and fairer bank for both customers and shareholders.

A strong operating performance from Personal & Business Banking (PBB) and Commercial & Private Banking (CPB) contributed to an attributable profit of £293 million for Q2 2015 (loss of £153 million for H1 2015):

●
Q2 operating profit(1) was £304 million, in line with Q1 2015. Litigation and conduct costs were lower at £459 million compared with £856 million in Q1 2015, while restructuring costs rose to £1,050 million from £453 million in Q1 2015 as the pace of restructuring accelerated.

●
Adjusted operating profit(2) was £1,813 million, up 11% from Q1 2015 but down 7% from Q2 2014, principally driven by reduced income in Corporate & Institutional Banking (CIB) following the planned scaling back of the business. Q2 2015 income benefited from a £205 million credit for IFRS volatility(3), compared with a £123 million charge in Q1 2015. H1 2015 adjusted operating profit was £3,447 million, up 2% from H1 2014.

●
Discontinued operations included a fair value gain of £517 million, of which £211 million was attributable to RBS, reflecting the rise in market value of Citizens shares and broadly reversing the loss recorded in Q1 2015.

●	Tangible net asset value per ordinary and equivalent B share was 380p at 30 June 2015 compared with 384p at 31 March 2015.

RBS is making good progress against its 2015 targets, moving faster in delivering its plan:

●	Positive lending momentum across UK Personal & Business Banking (UK PBB) and Commercial Banking.

●	Statistically significant improvement in Net Promoter Scores (NPS) year-on-year in four of the seven businesses where it is measured.

●	Adjusted return on equity(4) in the Go-forward Bank is estimated at 14% for H1 2015.

●	Capital position strengthened further with Common Equity Tier 1 ratio up 80 basis points in Q2 2015 to 12.3%.

●	Exit Bank ahead of plan with continuing progress on sales and run-off.

●	On track to achieve £800 million cost reduction target(5).

Creating a strong Go-forward Bank
RBS continues to target lending growth in strategic segments, UK PBB and Commercial Banking, in line with or above nominal UK GDP growth. Annualised growth across these segments was 2% in H1 2015. Investment in these businesses is paying dividends through improving returns.

Following a slow start to 2015, the updated mortgage platform enabled RBS to meet increased demand for mortgage products through Q2 2015, with applications up 43% year-on-year and gross new lending up 43% to £5.4 billion relative to the previous quarter. Market share of new mortgages reached 9.7% for Q2 2015, well in excess of RBS's current stock share of 8.3%. Commercial Banking increased loans and advances by £1.4 billion year-on-year, excluding transfers, while continuing to run down non-strategic books.

Notes:

(1)
Operating profit/(loss) before tax, own credit adjustments, gain on redemption of own debt and strategic disposals and includes the results of Citizens (excluding any fair value adjustment) which are classified as discontinued operations in the statutory results. The half year and quarter ended 30 June 2014 are stated before RFS minority interest.

(2)	Excluding restructuring, litigation and conduct costs.
(3)	IFRS volatility relates to loans which are economically hedged but for which hedge accounting is not permitted under IFRS.
(4)
Calculated using operating profit after tax on a non-statutory basis excluding restructuring and litigation and conduct costs adjusted for preference share dividends divided by average notional equity (based on 13% of average RWA equivalent (RWAe)).

(5)	Excluding restructuring, litigation and conduct costs, write-off of intangible assets, and operating expenses of Citizens and Williams & Glyn.

Highlights

RBS's ambition is to be the number one bank for customer service, trust and advocacy. Customer NPS across our businesses have seen statistically significant improvement year-on-year, specifically NatWest Personal Banking, NatWest Business Banking, RBS Business Banking and Ulster Bank (Northern Ireland) Personal Banking reflecting recent initiatives to make the bank fairer and simpler to do business with.

RBS is focused on improving performance and returns in the remaining Go-forward Bank (Ulster Bank, Private Banking and CIB) by improving service and reducing operating costs and risk where appropriate.

The Go-forward Bank is estimated to have generated an adjusted operating profit of £1.4 billion in the quarter, up 17% from Q1 2015, with adjusted return on equity estimated at 16%, up from 12% in Q1 2015 (see appendix 3).

Accelerated run-down of the Exit Bank
RBS remains ahead of plans to exit a number of businesses through sale or run-off, with good execution to date. Good momentum has been maintained with risk-weighted assets (RWAs) down by an estimated £24 billion since the start of 2015 to £148 billion.

●	CIB is on course to reduce RWAs by £25 billion by the end of 2015, with substantial progress across exit portfolios.

●	Plans to complete the exit from Citizens remain on track.

●
RBS Capital Resolution (RCR) continued on its path to complete its targeted rundown before the end of 2015, one year ahead of schedule, as it continues to benefit from attractive exit values. Funded assets fell by 44% in the first half of 2015 taking the balance down to £8.4 billion. RWAs also decreased 35% to £14.4 billion in the same period.

●
By 30 June 2015 considerable progress had been made toward the disposal of the North American corporate loan portfolio identified for exit, with a substantial proportion sold to Mizuho Bank through two separate transactions. Upon final settlement expected in Q3 2015, RWAs will have been reduced by approximately US$9 billion.

●
RBS has partnered with BNP Paribas to offer existing international customers an alternative to Global Transaction Services (GTS) as part of the decision to refocus the business. Businesses in the UK and Ireland, including those outwith the UK but with significant links to the UK, will continue to receive GTS capabilities from RBS.

●	The majority of the Australian and United Arab Emirates corporate loan books have been sold.

●	The sale of most of the RBS International Private Banking business to Union Bancaire Privée remains on track for Q4 2015.

●
RBS is continuing to work towards the separation of Williams & Glyn in the summer of 2016 and IPO by the end of 2016. In May 2015 the Competition & Markets Authority announced that it had been asked by the Chancellor to advise on the competition implications of the Williams & Glyn divestment. The review is expected to be completed later this year and at this stage its outcome cannot be predicted.

Highlights

Making RBS safer and dealing with ongoing issues
Balance sheet and capital strength and resilience continue to build. RWAs decreased to £326 billion, down from £356 billion at the start of the year and £392 billion from 30 June 2014, driven by RCR and CIB. A Common Equity Tier 1 (CET1) ratio of 12.3% at 30 June 2015 was up 80 basis points from 31 March 2015 and 110 basis points from 31 December 2014. Citizens Financial Group's RWAs (£70 billion) remain for the time being fully consolidated for regulatory purposes, although RBS's holding has been reduced to 40.8% as at 30 June 2015.

Risk elements in lending (REIL) fell to £18.7 billion, representing 4.8% of gross customers loans, down from 5.4% at 31 March 2015. REIL for RBS excluding RCR were £11.3 billion, down from £12.1 billion at 31 March 2015.

RBS plans to return excess capital to shareholders through dividends or buybacks, subject to regulatory approval. This is dependent on the achievement of certain strategic objectives, including sustained profitability, improved stress test results and resolving our major conduct and litigation issues. As a result we do not expect to be in a position to return capital before Q1 2017 at the earliest.

RBS continues to be party to legal proceedings and regulatory and governmental investigations, including with respect to US mortgage-backed securities, foreign exchange trading and its treatment of UK SME customers and continues to incur conduct related costs, including in relation to payment protection insurance and interest rate hedging products. While addressing these ongoing issues, RBS is continuing its endeavours to embed a strong and comprehensive risk and compliance culture throughout the organisation.

In June 2015 RBS experienced an issue with its secure connection used to process BACS payments resulting in a one or two day delay to payments being applied to some customer accounts. RBS has agreed to reimburse customers for any loss suffered as a result. A comprehensive root cause analysis is ongoing and correspondence with our regulators continues.

Making good progress on 2015 targets

Strategy Goal	2015 Target	H1 2015 Progress
Strength and sustainability	Reduce RWAs to <£300 billion	£326 billion
	RCR exit substantially completed	Funded assets down 78% since initial pool of assets identified(1)
	Citizens deconsolidation	40.8% holding
	£2 billion AT1 issuance	Inaugural AT1 to be launched shortly(2)
Customer experience	Improve NPS in every UK franchise(3)	Year-on-year, statistically significant improvement in NPS in 4 of the 7 businesses where it is measured
Simplifying the bank	Reduce costs by £800 million(4)	Annualised cost savings of over £700 million achieved in H1
Supporting growth	Lending growth in strategic segments ≥ nominal UK GDP growth	2% annualised growth in UK PBB and Commercial Banking
Employee engagement	Raise employee engagement index to within 8% of Global Financial Services (GFS) norm	Annual metric

Notes:

(1)	Funded assets are down 71% since 1 January 2014.
(2)	Issuance subject to market conditions.
(3)	Further details are available on page 7.
(4)	Excluding restructuring, litigation and conduct costs, write-off of intangible assets, and operating expenses of Citizens and Williams & Glyn.

Highlights

Building the number one bank for customer service, trust and advocacy in the UK

●
Investment in new products - Reward, the new current account proposition, was launched in July to a small number of customers. Through the Reward account customers can receive 3% cashback on certain household bills paid by direct debit. Full launch is scheduled for later in the year.

●
Continued commitment to be fairer for customers - RBS is making overdrafts more accessible with 600,000 customers now newly eligible for a £100 overdraft. This is in addition to allowing a £250 limit to customers who have had positive behaviour with RBS but historical issues with other lenders.

●
Investment in service - The mortgage platform was upgraded and the number of mortgage advisors increased to 869 in UK PBB (up 8% compared with the start of 2015 or 28% compared with Q2 2014) which provides increased lending capacity. The NatWest mobile banking app customer NPS became joint number one in the market(1) during Q2 2015, with real time registration allowing customers to begin using the app as their account is opened. Around 2,800 staff registered for a bespoke lending skills training programme and RBS rolled out a customer relationship management (CRM) tool to around 3,000 staff, allowing them to have a single view of all customer needs and thus improve service.

●
Making RBS simpler to do business with - The time to open a personal current account has been halved to 30 minutes as the bank transforms its systems, becoming simpler and quicker. The Commercial Bank has delivered a 75% reduction in customer paperwork and a 25% reduction in the time to open an account.

●	Leading on innovation and collaboration - RBS is the first bank to launch TouchID login and adopt Apple Pay whilst launching the first Royal National Institute of Blind People (RNIB) approved cards.

●
Backing UK business - RBS launched a mid-market initiative to attract and support more businesses with a turnover of between £10 million and £50 million or borrowing in excess of £1 million. The aim is to achieve 300 new customer relationships, providing the means to grow and support UK business. In partnership with Entrepreneurial Spark, the first of eight business accelerator hubs was opened in Birmingham providing free space, mentoring and financial support to small businesses. A new £2.5 million Skills & Opportunities Fund to help people from disadvantaged communities learn new skills, get into the world of work or set up their own business was also launched.

●
Building a more capable and diverse workforce - RBS is raising professional standards by supporting staff to undertake the Chartered Banker foundation qualification. RBS is the first bank to achieve Investors in Young People Accreditation. In 2015 we will increase the number of apprentices from 50 to over 300. RBS has set a target of having 30% female leaders in every business by 2020.

RBS remains committed to achieving its target of being number one bank for customer service, trust and advocacy by 2020.

We use independent surveys to measure our customers' experience and track our progress against our goal in each of our markets.

Net Promoter Score (NPS)
Customers are asked how likely they would be to recommend their bank to a friend or colleague, and respond based on a 0-10 scale with 10 indicating 'extremely likely' and 0 indicating 'not at all likely'.  Customers scoring 0 to 6 are termed detractors and customers scoring 9 to 10 are termed promoters. NPS is established by subtracting the proportion of detractors from the proportion of promoters.

Note:

(1)	Source: internal NPD Drivers study, June 15 based on 3 month roll with latest base size 2234.

Highlights

The table below lists all of the businesses for which we have an NPS for Q2 2015.  Year-on-year, NatWest Personal Banking, NatWest Business Banking, RBS Business Banking and Ulster Bank (Northern Ireland) Personal Banking have all seen statistically significant improvements in NPS.

In recent years, the bank has launched a number of initiatives to make it simpler, fairer and easier to do business, and it continues to deliver on the commitments that it made to its customers in 2014.

		Q2 2014	Q1 2015	Q2 2015	Year end 2015 target
Personal Banking	NatWest (England & Wales)(1)	4	5	8	9
	RBS (Scotland)(1)	-10	-18	-10	-10
	Ulster Bank (Northern Ireland)(2)	-34	-18	-11	-21
	Ulster Bank (Republic of Ireland)(2)	-22	-16	-14	-15
Business Banking	NatWest (England & Wales)(3)	-15	-6	4	-7
	RBS (Scotland)(3)	-30	-17	-17	-21
Commercial Banking(4)		9	12	10	15

Customer Trust
We also use independent experts to measure our customers' trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat).

Trust in the RBS brand was impacted by the IT incident on 17 June 2015.

		Q2 2014	Q1 2015	Q2 2015	Year end 2015 target
Customer Trust(5)	NatWest (England & Wales)(1)	49%	44%	48%	46%
	RBS (Scotland)	0%	10%	-2%	11%

Notes:
Suitable measures for Private Banking and for Corporate & Institutional Banking are in development.  NPS for Ulster Bank Business Banking is measured at Q4.

(1)
Source: GfK FRS 6 month rolling data. Latest base sizes: NatWest England & Wales (3,444) RBS Scotland (520). Based on the question:
"How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?".

(2)
Source: Coyne Research 12 month rolling data. Question: "Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely".

(3)
Source: Charterhouse Research Business Banking Survey, based on interviews with businesses with an annual turnover up to £2 million.
 12 month rolling data. Latest base sizes: NatWest England & Wales (1,240), RBS Scotland (419). Weighted by region and turnover to be representative of businesses in England & Wales/Scotland.

(4)
Source: Charterhouse Research Business Banking Survey, based on interviews with businesses with annual turnover between £2 million and £1 billion.  Latest base size: RBSG Great Britain (965). Weighted by region and turnover to be representative of businesses in Great
Britain.

(5)
Source: Populus. Latest quarter's data. Measured as a net of those that trust RBS/NatWest to do the right thing, less those that do not.
Latest base sizes: NatWest, England & Wales (916), RBS Scotland (209).

Highlights

Recent developments

Citizens
On 29 July 2015, RBS announced the final pricing for a further offering of 86 million shares in Citizens and the grant of a 15% over-allotment option to underwriters giving them a 30-day option to purchase an additional 12.9 million shares. Gross proceeds will be US$2.2 billion (£1.4 billion), ($2.6 billion (£1.6 billion) assuming exercise in full of the over-allotment option). Concurrently, Citizens intends to repurchase 9.6 million shares (US$250 million) from RBS. Once these transactions have completed and assuming the over-allotment option is exercised in full, RBS will own 110.5 million shares - 20.9% of Citizens' common stock and will record an estimated £1.1 billion profit (including £0.9 billion reclassified from equity).

Following this significant reduction in its voting interest, RBS will no longer control Citizens for accounting purposes and will cease to consolidate it; reducing total assets by approximately £78 billion. RBS's remaining investment in Citizens will be an associate classified as held for sale.

Citizens will however continue to be consolidated for the purposes of regulatory capital as RBS will retain certain veto rights notwithstanding the reduction in its interest in CFG.

Capital
AT1 securities
As part of our commitment to continue building our capital ratios, we plan to launch our inaugural Additional Tier 1 securities offering over the next few days, subject to market conditions.

Preference shares
RBS intends to redeem US$1.9 billion of its outstanding Series M, N, P and Q non-cumulative dollar preference shares, represented by American depositary shares, on 1 September 2015.

July Budget
On 8 July 2015 a number of proposed changes to the UK corporate tax system were announced. In accordance with IFRS these changes will be accounted for when they are substantively enacted which is expected to be in October 2015.

The most relevant proposed measures include:

●
Cuts in the rate of corporation tax from 20% to 19% from 1 April 2017 and to 18% from 1 April 2020.  Existing temporary differences on which deferred tax has been provided may reverse at these reduced rates;

●	A corporation tax surcharge of 8% on UK banking entities from 1 January 2016. This is expected to increase RBS's corporation tax liabilities and vary the carrying value of its deferred tax balances;

●	A reduction in the bank levy rate from 0.21% to 0.18% from 1 January 2016 and subsequent annual reductions to 0.1% from 1 January 2021; and

●	Making compensation in relation to misconduct non-deductible for corporation tax.

It is expected that these measures will increase the normalised tax rate to around 27% in the medium term and trending lower thereafter. The bank levy for 2015 is expected to be £280 million and is projected to fall progressively to £150 million by 2019.

Highlights

Outlook
Following the sale of a further tranche of shares, RBS now plans to complete the exit from Citizens by the end of 2015, subject to market conditions.

The divestment, together with the strong progress being made in CIB and RCR, will enable RBS to meet its target of reducing RWAs to below £300 billion in 2015.

The restructuring of CIB is planned to accelerate during the second half of 2015.  This is expected to result in lower revenues, partially due to higher disposal losses, and elevated restructuring costs.

Targeted cost savings of £800 million in 2015 are expected to be delivered, notwithstanding the adverse impact of the increased UK bank levy.

RBS expects to meet its objective of lending growth in strategic segments, UK PBB and Commercial Banking, in line with or above nominal UK GDP growth.

Investments to make the bank simpler and fairer for customers are having a positive impact on NPS. The target to improve NPS in all customer franchises is stretching but achievable.

Whilst legacy issues continue to be addressed, material further and incremental costs and provisions related to historical conduct are expected. The timing and quantum of any future costs, provisions and settlements, however, remain uncertain.

Letter from the Chairman

These results demonstrate the strength of our underlying customer businesses with operating profit - excluding restructuring and conduct charges - of £1.8 billion for the quarter, up 11% on Q1. We have reported an attributable profit for the quarter, albeit a loss for the half year, which reflects the restructuring and conduct costs we are continuing to work through.

We are seeing progress in our UK retail and commercial businesses. More customers are choosing us to help them buy their homes than ever before, while the commercial business grew its loan book by £1.4 billion since 30 June 2014.

RBS is closely involved in the UK's improving economic performance.  In partnership with Entrepreneurial Spark, RBS is opening business accelerator hubs in Birmingham, Brighton, Bristol and Leeds, with plans to open further hubs in major cities across the UK as we continue to support UK entrepreneurs and businesses providing free space, mentoring and financial support. The latest data from UK Export Finance shows that we are currently the biggest backer (by volume and value) of export contracts for 2015/16 and we are well on track to exceed our business for the previous financial year.

In the first six months of the year we have increased our UK focus by further reducing our stake in Citizens in the US and by agreeing to sell our International Private Bank. We have made excellent progress running down the parts of the business that no longer fit with our strategy.

We have also once again improved our core capital position, and have had six consecutive quarters of capital growth.  RBS is now a much better capitalised bank.

The RBS of today is of course very different from the bank of 2009.  It has a greater focus on the quality of earnings and the control of risks.

There have naturally been ups and downs along the way, which have required the strategy to change, but the focus on making this a stronger, simpler and fairer organisation has been the right one.  The decisions to sell or run-off significant parts of the business while investing in our core customer franchises has meant we are better positioned to deal with the constraints of structural regulatory reform, notably ring-fencing.

Of course there are still some obstacles to overcome especially the resolution of outstanding conduct issues, including the investigations into our sale of residential mortgage-backed securities in the US between 2005-07, and the investigation by UK authorities into the bank's approach to distressed businesses.

Past experience at RBS and many other banks has demonstrated the readiness of regulators to impose substantial fines and costly redress schemes.  These conduct and litigation costs have greatly exceeded the expectations of banks and their investors.  Judging the ultimate scale of conduct costs remains extremely challenging.

Looking forward, however, making customer service, trust and advocacy the focus of our strategy is starting to deliver results and by the end of this year I am confident that shareholders will see a clearer picture of the bank that RBS will become.

This is an appropriate backdrop to the sale of shares by the UK government, which will be a significant moment for this bank.

Philip Hampton
Chairman

Summary consolidated income statement for the period ended 30 June 2015

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Net interest income	5,522	5,496	2,766	2,756	2,798
Non-interest income	3,178	4,482	1,603	1,575	2,127

Total income	8,700	9,978	4,369	4,331	4,925

Litigation and conduct costs	(1,315)	(250)	(459)	(856)	(250)
Restructuring costs	(1,503)	(514)	(1,050)	(453)	(385)
Other costs	(5,485)	(6,344)	(2,697)	(2,788)	(3,065)

Operating expenses	(8,303)	(7,108)	(4,206)	(4,097)	(3,700)

Profit before impairment releases/(losses)	397	2,870	163	234	1,225
Impairment releases/(losses)	232	(269)	141	91	93

Operating profit (1)	629	2,601	304	325	1,318
Own credit adjustments	288	(51)	168	120	(190)
Gain on redemption of own debt	-	20	-	-	-
Write down of goodwill	-	(130)	-	-	(130)
Strategic disposals	(135)	191	-	(135)	-
Citizens discontinued operations	(489)	(426)	(232)	(257)	(274)
RFS Holdings minority interest	-	21	-	-	12

Operating profit before tax	293	2,226	240	53	736
Tax charge	(293)	(592)	(100)	(193)	(278)

Profit/(loss) from continuing operations	-	1,634	140	(140)	458

Profit/(loss) from discontinued operations, net of tax
- Citizens (2)	354	285	674	(320)	181
- Other	4	35	-	4	26

Profit/(loss) from discontinued operations net of tax	358	320	674	(316)	207

Profit/(loss) for the period	358	1,954	814	(456)	665
Non-controlling interests	(344)	(42)	(428)	84	(23)
Other owners' dividends	(167)	(167)	(93)	(74)	(92)
Dividend access share	-	(320)	-	-	(320)

(Loss)/profit attributable to ordinary and B shareholders	(153)	1,425	293	(446)	230

Memo:

Operating expenses - adjusted (3)	(5,485)	(6,344)	(2,697)	(2,788)	(3,065)
Operating profit - adjusted (3)	3,447	3,365	1,813	1,634	1,953

For the notes to this table refer to the following page.

Summary consolidated income statement for the period ended 30 June 2015

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
Key metrics and ratios	2015	2014	2015	2015	2014

Net interest margin	2.24%	2.17%	2.23%	2.26%	2.22%
Cost:income ratio	95%	71%	96%	95%	75%
(Loss)/earnings per share from continuing operations (4)
- basic	(1.9p)	9.9p	0.2p	(2.1p)	0.3p
- adjusted (5)	(2.7p)	9.5p	(0.9p)	(1.7p)	2.7p
Return on tangible equity (6)	(0.7%)	6.9%	2.7%	(4.1%)	2.2%
Average tangible equity (6)	£43,524m	£41,579m	£43,062m	£43,879m	£42,122m
Average number of ordinary shares and equivalent B
shares outstanding during the period (millions)	11,481	11,308	11,511	11,451	11,335

Key metrics and ratios - excluding Citizens (7)

Net interest margin	2.14%	2.06%	2.13%	2.15%	2.11%
Cost:income ratio	103%	72%	103%	102%	77%

Notes:

(1)
Operating profit before tax, own credit adjustments, gain on redemption of own debt, write down of goodwill and strategic disposals and includes the results of Citizens (prior to any fair value adjustment) which are classified as discontinued operations in the statutory results. The half year and quarter ended 30 June 2014 are stated before RFS minority interest.

(2)
Included within Citizens discontinued operations are the results of the reportable operating segment Citizens Financial Group (CFG), the fair value remeasurement of the loss on transfer to disposal groups, and certain Citizens related activities in Central items and related one-off and other items.

(3)	Excluding restructuring costs and litigation and conduct costs.
(4)	Refer to Note 11 on page 84 for further details.
(5)	Adjusted earnings excludes own credit adjustments, gain on redemption of own debt, write down of goodwill, strategic disposals and RFS MI.
(6)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.
(7)	Assuming Citizens was fully divested of at its carrying value on 30 June 2015.

Details of other comprehensive income are provided on page 68.

Summary consolidated balance sheet as at 30 June 2015

	30 June	31 March	31 December
	2015	2015	2014
	£m	£m	£m

Cash and balances at central banks	81,900	75,521	74,872
Net loans and advances to banks (1,2)	20,714	25,002	23,027
Net loans and advances to customers (1,2)	314,993	333,173	334,251
Reverse repurchase agreements and stock borrowing	67,606	69,400	64,695
Debt securities and equity shares	80,550	85,557	92,284
Assets of disposal groups (3)	89,071	93,673	82,011
Other assets	28,010	31,721	26,033

Funded assets	682,844	714,047	697,173
Derivatives	281,857	390,565	353,590

Total assets	964,701	1,104,612	1,050,763

Bank deposits (2,4)	30,978	37,235	35,806
Customer deposits (2,4)	342,023	349,289	354,288
Repurchase agreements and stock lending	66,362	69,383	62,210
Debt securities in issue	41,819	45,855	50,280
Subordinated liabilities	19,683	22,004	22,905
Derivatives	273,589	386,056	349,805
Liabilities of disposal groups (3)	80,388	85,244	71,320
Other liabilities	48,090	47,265	43,957

Total liabilities	902,932	1,042,331	990,571
Non-controlling interests	5,705	5,473	2,946
Owners' equity	56,064	56,808	57,246

Total liabilities and equity	964,701	1,104,612	1,050,763

Notes:

(1)	Excludes reverse repurchase agreements and stock borrowing.
(2)	Excludes disposal groups.
(3)	Primarily Citizens and International Private Banking in 2015 and Citizens at 31 December 2014 - refer to Note 13 on page 91.
(4)	Excludes repurchase agreements and stock lending.

Summary consolidated balance sheet as at 30 June 2015

	30 June	31 March	31 December
Balance sheet related key metrics and ratios	2015	2015	2014

Tangible net asset value per ordinary and equivalent B share (1)	380p	384p	387p
Loan:deposit ratio (2,3)	92%	95%	95%
Short-term wholesale funding (2,4)	£25bn	£27bn	£28bn
Wholesale funding (2,4)	£76bn	£84bn	£90bn
Liquidity portfolio	£161bn	£157bn	£151bn
Liquidity coverage ratio (5)	117%	112%	112%
Net stable funding ratio (6)	115%	110%	112%
Common Equity Tier 1 ratio	12.3%	11.5%	11.2%
Risk-weighted assets	£326.4bn	£348.6bn	£355.9bn
Leverage ratio (7)	4.6%	4.3%	4.2%
Tangible equity (8)	£43,919m	£44,242m	£44,368m
Number of ordinary shares and equivalent B shares in issue (millions) (9)	11,570	11,514	11,466

30 June
Key metrics and ratios - excluding Citizens (10)	2015

Tangible net asset value per ordinary and equivalent B share (1)	380p
Loan:deposit ratio (2,3)	91%
Short-term wholesale funding (2,4)	£21bn
Wholesale funding (2,4)	£71bn
Liquidity portfolio	£148bn
Liquidity coverage ratio (5)	118%
Net stable funding ratio (6)	112%
Common Equity Tier 1 ratio	15.3%
Risk-weighted assets	£261.5bn
Leverage ratio (7)	5.1%
Tangible equity (8)	£43,919m
Return on tangible equity (8)	(1.0%)
Average tangible equity (8)	£43,524m

Notes:

(1)	Tangible net asset value per ordinary and equivalent B share represents total tangible equity divided by the number of ordinary and equivalent B shares in issue.
(2)	Includes disposal groups.
(3)	Excludes repurchase agreements and stock lending.
(4)	Excludes derivative collateral.
(5)
In January 2013, the BCBS published its final guidance for calculating LCR currently expected to come into effect from October 2015 on a phased basis. Pending the finalisation of the LCR rules within the EU, RBS monitors LCR based on its interpretation of current guidance a vailable for EU LCR reporting. The reported LCR will change over time with regulatory developments. Due to differences in interpretation,
RBS's ratio may not be comparable with those of other financial institutions.

(6)
NSFR for both periods has been calculated using RBS's current interpretations of the revised BCBS guidance on NSFR issued in late 2014.
Therefore, reported NSFR will change over time with regulatory developments. Due to differences in interpretation, RBS's ratio may not be comparable with those of other financial institutions.

(7)	Based on end-point CRR Tier 1 capital and revised 2014 Basel III leverage ratio framework.
(8)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.
(9)	Includes 26 million Treasury shares (31 March 2015 - 27 million; 31 December 2014 - 28 million).
(10)	Assuming Citizens was fully divested of at carrying value on 30 June 2015 and excluding only credit risk and counterparty risk RWA.

Highlights

Q2 2015 performance
Attributable profit of £293 million was reported in Q2 2015 including £1,050 million of restructuring costs as the pace of restructuring accelerated and £459 million of litigation and conduct costs. The attributable profit for Q2 2015 was up from a loss of £446 million in Q1 2015 and a profit of £230 million in Q2 2014.

Total income was £4,369 million, with net interest income broadly stable, but non-interest income down 25% from Q2 2014, reflecting the reduction in the scale of CIB.

Operating expenses totalled £4,206 million, with other costs at £2,697 million, down 3% from Q1 2015 and 12% from Q2 2014. Restructuring costs were significantly higher at £1,050 million, principally relating to CIB (£734 million) and to Williams & Glyn separation (£126 million). Litigation and conduct costs in Q2 2015 amounted to £459 million, principally related to mortgage-backed securities litigation in the United States.

Credit conditions remained generally benign, with net impairment releases of £141 million, up from £91 million in Q1 2015 and from £93 million in Q2 2014, principally reflecting releases on disposals within RCR.

Operating profit was £304 million, down slightly from £325 million in Q1 2015 and more markedly from £1,318 million in Q2 2014. Excluding restructuring, litigation and conduct costs, operating profit was £1,813 million, up 11% from Q1 2015 but down 7% from Q2 2014.

Statutory operating profit before tax, including £168 million of own credit adjustments, was £240 million. After a tax charge of £100 million, the profit from continuing operations was £140 million, compared with a loss of £140 million in Q1 2015 and a profit of £458 million in Q2 2014.

Profit from discontinued operations of £674 million reflected the rise in the market value of Citizens shares during the quarter.

Tangible net asset value per ordinary and equivalent B share was 380p at 30 June 2015 compared with 384p at 31 March 2015, reflecting cash flow hedging and currency translation losses recognised in other comprehensive income, partly offset by the second quarter attributable profit.

Highlights

H1 2015 performance
An attributable loss of £153 million was reported for the first half of 2015, including £1,503 million of restructuring costs and £1,315 million of litigation and conduct costs. The attributable loss for H1 2015 was down from a profit of £1,425 million in H1 2014 as income attrition in the Exit Bank businesses preceded the delivery of cost reductions and higher restructuring, litigation, and conduct costs were incurred.

Total income was £8,700 million, 13% lower than in H1 2014, with net interest income up slightly but non-interest income down 29%, reflecting the reduction in scale of CIB.

Cost reductions of £859 million were achieved relative to H1 2014, leaving operating expenses excluding restructuring, litigation and conducts costs down 14% at £5,485 million and putting RBS on track to deliver its targeted £800 million of cost savings in 2015.

Net impairment releases of £232 million were reported in H1 2015, compared with net impairment losses of £269 million in H1 2014. Net releases were recorded in all segments except Commercial Banking and CFG, where impairments nevertheless remained low at 0.1% and 0.3% respectively of loans and advances.

Operating profit in H1 2015 was £629 million down from £2,601 million in H1 2014. Excluding restructuring, litigation and conduct costs, operating profit was £3,447 million, up 2% from H1 2014. After a tax charge of £293 million, net profit from continuing operations was nil, while results from discontinued operations included a net profit of £354 million reflecting the rise in the market value of Citizens shares.

Balance sheet and capital
Net loans and advances to customers at 30 June 2015 were £315 billion, down 5% from 31 March 2015 and 6% from 31 December 2014. This was driven by run-off in CIB and RCR, partially offset by strong UK mortgage growth.

Funded assets at 30 June 2015 were £683 billion, down 4% from 31 March 2015 and 2% from 31 December 2014, principally reflecting run-off in CIB and RCR.

Customer deposits of £342 billion at 30 June 2015 were down 2% from 31 March 2015 and 3% from 31 December 2014, with good growth in UK personal current and savings accounts more than offset by the reduction in scale of CIB and by the impact of the weakening euro on balances in Ulster Bank.

CET1 and leverage ratios improved from 11.5% and 4.3% at 31 March 2015 to 12.3% and 4.6% respectively at 30 June 2015, principally driven by asset reduction in CIB and RCR.

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
Net interest income	£m	£m	£m	£m	£m

Net interest income
RBS	5,522	5,496	2,766	2,756	2,798

- UK Personal & Business Banking	2,290	2,276	1,147	1,143	1,152
- Ulster Bank	265	323	132	133	169
- Commercial Banking	1,108	999	562	546	511
- Private Banking	254	344	126	128	174
- Corporate & Institutional Banking	376	365	174	202	186
- Central items	150	203	88	62	100
- RCR	(25)	(1)	(14)	(11)	7

RBS excluding Citizens Financial Group	4,418	4,509	2,215	2,203	2,299
- Citizens Financial Group	1,104	987	551	553	499

Average interest-earning assets
RBS	495,726	507,268	496,835	494,605	502,347

- UK Personal & Business Banking	128,468	126,696	128,569	128,366	126,964
- Ulster Bank	27,518	28,089	27,404	27,633	28,884
- Commercial Banking	77,985	74,749	78,880	77,079	74,971
- Private Banking	15,850	18,663	15,729	15,973	18,698
- Corporate & Institutional Banking	71,269	83,778	69,437	73,114	83,477
- Central items	77,793	71,071	82,471	73,071	66,586
- RCR	17,436	36,383	14,758	20,144	34,533

RBS excluding Citizens Financial Group	416,319	439,429	417,248	415,380	434,113
- Citizens Financial Group	79,407	67,839	79,587	79,225	68,234

Gross yield on interest-earning assets of banking business	2.98%	3.03%	2.94%	3.02%	3.05%
Cost of interest-bearing liabilities of banking business	(1.06%)	(1.18%)	(1.03%)	(1.09%)	(1.16%)

Interest spread of banking business	1.92%	1.85%	1.91%	1.93%	1.89%
Benefit from interest free funds	0.32%	0.32%	0.32%	0.33%	0.33%

Net interest margin (1)
RBS	2.24%	2.17%	2.23%	2.26%	2.22%

- UK Personal & Business Banking	3.59%	3.62%	3.58%	3.61%	3.64%
- Ulster Bank	1.94%	2.32%	1.93%	1.95%	2.35%
- Commercial Banking	2.87%	2.70%	2.86%	2.87%	2.73%
- Private Banking	3.23%	3.72%	3.21%	3.25%	3.73%
- Corporate & Institutional Banking	1.06%	0.88%	1.00%	1.12%	0.90%
- Central items	0.37%	0.50%	0.41%	0.32%	0.52%
- RCR	(0.29%)	(0.01%)	(0.38%)	(0.22%)	0.08%

RBS excluding Citizens Financial Group	2.14%	2.06%	2.13%	2.15%	2.11%
- Citizens Financial Group	2.80%	2.94%	2.78%	2.83%	2.93%

Note:

(1)
For the purposes of net interest margin calculations, a decrease of £8 million arising in Central Items (H1 2014 - £28 million; Q2 2015 - £3 million;
Q1 2015 - £5 million; Q2 2014 - £14 million) was made in respect of interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

Analysis of results

Key points

H1 2015 compared with H1 2014

•
Net interest income was stable, with asset growth in UK PBB and Commercial Banking. Segmental splits are affected by the transfer of a number of portfolios between businesses, including the transfer to Commercial Banking of the UK corporate coverage business from CIB and of the RBS International business from Private Banking.

•	Net interest margin (NIM) rose 7 basis points, with progressive repricing of deposits helping to offset continuing competitive pressures on asset margins.

Q2 2015 compared with Q1 2015

•	Asset growth was driven by rising mortgage volumes, supported by increased mortgage adviser capacity and increasingly competitive pricing.

•
Modest downward pressure on NIM reflected competitive conditions in domestic markets and a further slight decline in the standard variable rate mortgage book, partially offset by some further small adjustments to deposit pricing.

Q2 2015 compared with Q2 2014

•	Net interest income was down 1%, with good asset growth in UK mortgages and Commercial Banking partially offsetting declines in other portfolios.

•	NIM was 1 basis point higher, with deposit repricing offsetting continuing pressure on asset margins.

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	1,966	2,118	974	992	1,063
Income from trading activities	734	1,482	464	270	626
Other operating income	478	882	165	313	438

Total non-interest income	3,178	4,482	1,603	1,575	2,127

Key points

H1 2015 compared with H1 2014

•	Non-interest income was down 29%, principally reflecting reduced trading income, in line with CIB's risk and resource reduction.

•	Losses of £69 million were recorded on the disposal of available-for-sale securities, compared with gains of £215 million in H1 2014.

Q2 2015 compared with Q1 2015

•	Non-interest income was up 2%, reflecting seasonal movements offset by volatile items under IFRS.

Q2 2015 compared with Q2 2014

•	Non-interest income was 25% lower, principally reflecting the reduction in CIB's scale.

•	A loss of £42 million on the disposal of available-for-sale securities compared with a gain of £13 million in Q2 2014.

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
Operating expenses	£m	£m	£m	£m	£m

Staff expenses	3,075	3,340	1,517	1,558	1,693
Premises and equipment	859	1,079	372	487	485
Other	1,133	1,292	622	511	605
Restructuring costs*	1,503	514	1,050	453	385
Litigation and conduct costs	1,315	250	459	856	250

Administrative expenses	7,885	6,475	4,020	3,865	3,418
Depreciation and amortisation	418	551	186	232	282
Write down of intangible assets	-	82	-	-	-

Operating expenses	8,303	7,108	4,206	4,097	3,700

Adjusted operating expenses (1)	5,485	6,344	2,697	2,788	3,065

*Restructuring costs comprise:
- staff expenses	348	196	293	55	153
- premises, equipment, depreciation and amortisation	341	199	51	290	138
- other	814	119	706	108	94

Restructuring costs	1,503	514	1,050	453	385

Staff costs as a % of total income	35%	33%	35%	36%	34%
Cost:income ratio	95%	71%	96%	95%	75%
Cost:income ratio - adjusted (1)	63%	64%	62%	64%	62%
Employee numbers (FTE - thousands)	109.2	113.6	109.2	109.2	113.6

Note:

(1)	Excluding restructuring costs and litigation and conduct costs.

Key points

H1 2015 compared with H1 2014

•	Operating expenses rose as a result of higher restructuring and litigation and conduct costs.

•
Adjusted operating expenses were 14% lower, reflecting the benefits of the bank's cost reduction programme. This included an 8% reduction in staff expenses, driven by a 4,400 reduction in headcount, principally in higher cost businesses.

Q2 2015 compared with Q1 2015

•	Operating expenses were 3% higher, with an increase in restructuring costs (up £597 million) partially offset by lower litigation and conduct charges (down £397 million).

•	Adjusted operating expenses fell by 3%, including an 8% reduction within CIB.

Q2 2015 compared with Q2 2014

•	Operating expenses were 14% higher reflecting increased restructuring and litigation and conduct costs.

•	Adjusted operating expenses fell by 12%, driven by a reduction in staff expenses.

Analysis of results

Restructuring costs

•
Restructuring costs totalled £1,050 million for Q2 2015 and £1,503 million for H1 2015, principally relating to CIB (Q2 2015 - £734 million) and to Williams & Glyn separation (Q2 2015 - £126 million).  Restructuring costs included intangible software write-offs in CIB and Private Banking totalling £606 million, which have no impact on CET1 capital or tangible net asset value.

•	Total restructuring charges are still expected to total c.£5 billion over the five year period 2015-2019 including:
	○	Williams & Glyn separation c.£1.1 billion of which £259 million was taken in H1 2015. The remainder is expected to be incurred over the period to Q4 2016;
	○	Independent Commission on Banking (ICB) preparation c.£800 million. The bulk is expected to be incurred in 2016-2018; and
○
Restructuring of CIB and Go-forward Bank transformation just over c.£3 billion, of which £1,244 million was taken in H1 2015, with the majority relating to CIB. Most of the CIB restructuring is expected to be incurred in 2015.

Litigation and conduct costs

•
£459 million of additional litigation and conduct costs taken in Q2 2015 related principally to mortgage-backed securities litigation in the United States. An additional £69 million provision was taken in relation to interest rate hedging products redress.

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
Impairment (releases)/losses	£m	£m	£m	£m	£m

Loans	(342)	271	(152)	(190)	(89)
Securities	110	(2)	11	99	(4)

Total impairment (releases)/losses	(232)	269	(141)	(91)	(93)

Loan impairment (releases)/losses
- individually assessed	(102)	113	(96)	(6)	(42)
- collectively assessed	90	348	21	69	221
- latent	(330)	(180)	(77)	(253)	(258)

Customer loans	(342)	281	(152)	(190)	(79)
Bank loans	-	(10)	-	-	(10)

Loan impairment (releases)/losses	(342)	271	(152)	(190)	(89)

RBS excluding RCR	13	290	43	(30)	36
RCR	(355)	(19)	(195)	(160)	(125)

Loan impairment (releases)/losses	(342)	271	(152)	(190)	(89)

Customer loan impairment (releases)/losses
as a % of gross loans and advances (1)
RBS	(0.2%)	0.1%	(0.2%)	(0.2%)	(0.1%)
RBS excluding RCR	-	0.2%	-	-	-
RCR	(6.5%)	(0.1%)	(7.1%)	(4.2%)	(1.7%)

	30 June	31 March	31 December
	2015	2015	2014

Loan impairment provisions
- RBS	£11.3bn	£13.8bn	£18.0bn
- RBS excluding RCR	£6.2bn	£6.6bn	£7.1bn
- RCR	£5.1bn	£7.2bn	£10.9bn
Risk elements in lending (REIL)
- RBS	£18.7bn	£22.3bn	£28.2bn
- RBS excluding RCR	£11.3bn	£12.1bn	£12.8bn
- RCR	£7.4bn	£10.2bn	£15.4bn
Provisions as a % of REIL
- RBS	60%	62%	64%
- RBS excluding RCR	54%	55%	55%
- RCR	69%	70%	71%
REIL as a % of gross customer loans
- RBS	4.8%	5.4%	6.8%
- RBS excluding RCR	3.0%	3.0%	3.3%
- RCR	67%	68%	70%

Note:

(1)	Excludes reverse repurchase agreements and includes disposals groups.

Analysis of results

Key points

H1 2015 compared with H1 2014

•
Net impairment releases of £232 million were recorded in H1 2015, compared with net impairment losses of £269 million in H1 2014. Net loan impairment releases were recorded in all operating segments except Commercial Banking and CFG, where impairments nevertheless remained low at 0.1% and 0.3% respectively of gross loans and advances.

•	RCR saw loan impairment releases of £355 million, largely arising from disposals.
•	REIL totalled £18.7 billion at 30 June 2015, and represented 4.8% of gross customer loans, down £9.5 billion from 31 December 2014, when they represented 6.8% of gross customer loans.
•	The £112 million increase in securities impairments related to a small number of single name exposures, predominantly an exposure in the RBS N.V. liquidity portfolio.

Q2 2015 compared with Q1 2015

•
Net impairment releases of £141 million were up from net releases of £91 million in Q1 2015. Loan impairment releases were lower, reflecting reduced latent releases, but securities impairments recorded in Q1 2015 were not repeated on the same scale.

•	REIL were £3.6 billion lower, representing 4.8% of gross customer loans, with the bulk of the reduction in RCR.

•	Provision coverage of REIL was 60%, compared with 62% at 31 March 2015, reflecting the continuing reduction in the more heavily provisioned portfolios of RCR.

Q2 2015 compared with Q2 2014

•	Net impairment releases of £141 million were up from Q2 2014, during which higher latent releases were partially offset by greater collectively assessed impairment charges.

Analysis of results

Capital and leverage ratios
	End-point CRR basis (1)			PRA transitional basis
	30 June	31 March	31 December	30 June	31 March	31 December
	2015	2015	2014	2015	2015	2014
Risk asset ratios	%	%	%	%	%	%

CET1	12.3	11.5	11.2	12.3	11.5	11.1
Tier 1	12.3	11.5	11.2	14.3	13.3	13.2
Total	14.8	14.0	13.7	18.5	17.0	17.1

Capital	£m	£m	£m	£m	£m	£m

Tangible equity	43,919	44,242	44,368	43,919	44,242	44,368
Expected loss less impairment provisions	(1,319)	(1,512)	(1,491)	(1,319)	(1,512)	(1,491)
Prudential valuation adjustment	(366)	(393)	(384)	(366)	(393)	(384)
Deferred tax assets	(1,206)	(1,140)	(1,222)	(1,206)	(1,140)	(1,222)
Own credit adjustments	345	609	500	345	609	500
Pension fund assets	(250)	(245)	(238)	(250)	(245)	(238)
Other deductions	(1,070)	(1,436)	(1,614)	(1,047)	(1,414)	(1,884)

Total deductions	(3,866)	(4,117)	(4,449)	(3,843)	(4,095)	(4,719)

CET1 capital	40,053	40,125	39,919	40,076	40,147	39,649
AT1 capital	-	-	-	6,709	6,206	7,468
Tier 1 capital	40,053	40,125	39,919	46,785	46,353	47,117
Tier 2 capital	8,181	8,689	8,717	13,573	12,970	13,626

Total regulatory capital	48,234	48,814	48,636	60,358	59,323	60,743

Risk-weighted assets

Credit risk
- non-counterparty	245,000	263,000	264,700	245,000	263,000	264,700
- counterparty	27,500	31,200	30,400	27,500	31,200	30,400
Market risk	22,300	22,800	24,000	22,300	22,800	24,000
Operational risk	31,600	31,600	36,800	31,600	31,600	36,800

Total RWAs	326,400	348,600	355,900	326,400	348,600	355,900

Leverage (2)

Derivatives	282,300	391,100	354,000
Loans and advances	402,800	429,400	419,600
Reverse repos	67,800	69,900	64,700
Other assets	211,800	214,200	212,500

Total assets	964,700	1,104,600	1,050,800
Derivatives
- netting	(266,600)	(379,200)	(330,900)
- potential future exposures	83,500	96,000	98,800
Securities financing transactions gross up	6,200	20,200	25,000
Undrawn commitments	84,700	94,900	96,400
Regulatory deductions and other
adjustments (3)	2,000	900	(600)

Leverage exposure	874,500	937,400	939,500

CET1 capital	40,053	40,125	39,919

Leverage ratio %	4.6	4.3	4.2

Notes:

(1)
Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for the end-point CRR basis with the exception of unrealised gains on AFS securities which has been included from 2015 for the PRA transitional basis.

(2)	Based on end-point CRR Tier 1 capital and leverage exposure under the revised 2014 Basel III leverage ratio framework and the CRR Delegated Act.
(3)	The increase in regulatory adjustments in Q2 2015 was driven by higher disallowable settlement balances.

Analysis of results

Key points

30 June 2015 compared with 31 March 2015

•	RBS's CET1 ratio improved by 80 basis points to 12.3%, driven by good progress in RWA reduction in RCR and CIB.

•
Citizens, in which RBS had a 40.8% stake at 30 June 2015, remains fully consolidated for regulatory capital purposes. On a pro forma basis, assuming the full deconsolidation of all Citizens credit and counterparty risk RWAs at 30 June 2015, the CET1 ratio would have been 300 basis points higher.

•	RBS's leverage ratio improved by 30 basis points to 4.6% at 30 June 2015, with leverage exposures down 7% to £875 billion.

•	On 29 July 2015, RBS approved plans for an issue of AT1 instruments.

30 June 2015 compared with 31 December 2014

•
The CET1 ratio was 110 basis points higher at 12.3%, while the leverage ratio improved by 40 basis points to 4.6%. The improvement was principally driven by continued good progress on run-off and disposals in RCR and CIB.

Segment performance

	Half year ended 30 June 2015
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	2,290	265	2,555	1,108	254	1,362	376	150	1,104	(25)	5,522
Non-interest income	631	103	734	606	167	773	948	43	490	190	3,178

Total income	2,921	368	3,289	1,714	421	2,135	1,324	193	1,594	165	8,700

Direct expenses
- staff costs	(456)	(120)	(576)	(255)	(143)	(398)	(322)	(1,159)	(564)	(56)	(3,075)
- other costs	(140)	(33)	(173)	(110)	(26)	(136)	(149)	(1,517)	(422)	(13)	(2,410)
Indirect expenses	(913)	(126)	(1,039)	(433)	(194)	(627)	(1,061)	2,759	-	(32)	-
Restructuring costs
- direct	-	(18)	(18)	(10)	(3)	(13)	(211)	(1,228)	(33)	-	(1,503)
- indirect	(50)	-	(50)	(8)	(80)	(88)	(814)	952	-	-	-
Litigation and conduct costs	(364)	8	(356)	(59)	(28)	(87)	(873)	1	-	-	(1,315)

Operating expenses	(1,923)	(289)	(2,212)	(875)	(474)	(1,349)	(3,430)	(192)	(1,019)	(101)	(8,303)

Profit/(loss) before impairment losses	998	79	1,077	839	(53)	786	(2,106)	1	575	64	397
Impairment releases/(losses)	17	52	69	(27)	3	(24)	31	(48)	(89)	293	232

Operating profit/(loss)	1,015	131	1,146	812	(50)	762	(2,075)	(47)	486	357	629

Additional information
Operating expenses - adjusted (£m) (2)	(1,509)	(279)	(1,788)	(798)	(363)	(1,161)	(1,532)	83	(986)	(101)	(5,485)
Operating profit/(loss) - adjusted (£m) (2)	1,429	141	1,570	889	61	950	(177)	228	519	357	3,447
Return on equity (3)	23.6%	8.0%	18.4%	11.6%	(7.5%)	9.2%	(24.6%)	nm	6.8%	nm	(0.7%)
Return on equity - adjusted (2,3)	34.0%	8.7%	25.7%	12.8%	5.1%	11.9%	(3.5%)	nm	7.3%	nm	9.8%
Cost:income ratio	66%	79%	67%	51%	113%	63%	259%	nm	64%	nm	95%
Cost:income ratio - adjusted (2)	52%	76%	54%	47%	86%	54%	116%	nm	62%	nm	63%
Total assets (£bn)	135.4	26.5	161.9	94.5	17.0	111.5	482.4	105.2	87.2	16.5	964.7
Funded assets (£bn)	135.4	26.4	161.8	94.5	16.9	111.4	211.1	102.9	86.8	8.4	682.4
Risk-weighted assets (RWAs) (£bn)	41.0	21.2	62.2	66.9	9.8	76.7	88.0	15.3	69.8	14.4	326.4
RWA equivalent (£bn) (4)	44.6	20.7	65.3	72.0	9.8	81.8	89.7	15.4	70.0	17.9	340.1
Employee numbers (FTEs - thousands)	25.4	4.2	29.6	6.2	2.7	8.9	3.1	49.5	17.6	0.5	109.2

nm = not meaningful

For the notes to this table refer to page 30.

Segment performance

	Quarter ended 30 June 2015
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,147	132	1,279	562	126	688	174	88	551	(14)	2,766
Non-interest income	322	46	368	330	81	411	346	173	246	59	1,603

Total income	1,469	178	1,647	892	207	1,099	520	261	797	45	4,369

Direct expenses
- staff costs	(231)	(60)	(291)	(126)	(67)	(193)	(142)	(585)	(275)	(31)	(1,517)
- other costs	(69)	(16)	(85)	(56)	(14)	(70)	(71)	(732)	(215)	(7)	(1,180)
Indirect expenses	(463)	(63)	(526)	(208)	(96)	(304)	(521)	1,366	-	(15)	-
Restructuring costs
- direct	-	(18)	(18)	(10)	(3)	(13)	(195)	(797)	(27)	-	(1,050)
- indirect	(20)	(1)	(21)	(7)	(81)	(88)	(539)	648	-	-	-
Litigation and conduct costs	(10)	8	(2)	(59)	(26)	(85)	(373)	1	-	-	(459)

Operating expenses	(793)	(150)	(943)	(466)	(287)	(753)	(1,841)	(99)	(517)	(53)	(4,206)

Profit/(loss) before impairment losses	676	28	704	426	(80)	346	(1,321)	162	280	(8)	163
Impairment (losses)/releases	(9)	52	43	(26)	2	(24)	(13)	2	(51)	184	141

Operating profit/(loss)	667	80	747	400	(78)	322	(1,334)	164	229	176	304

Additional information
Operating expenses - adjusted (£m) (2)	(763)	(139)	(902)	(390)	(177)	(567)	(734)	49	(490)	(53)	(2,697)
Operating profit/(loss) - adjusted (£m) (2)	697	91	788	476	32	508	(227)	312	256	176	1,813
Return on equity (3)	32.1%	9.9%	24.7%	11.3%	(20.1%)	7.5%	(33.0%)	nm	6.5%	nm	2.7%
Return on equity - adjusted (2,3)	33.6%	11.3%	26.1%	13.7%	5.6%	12.7%	(6.9%)	nm	7.2%	nm	14.1%
Cost:income ratio	54%	84%	57%	52%	139%	69%	354%	nm	65%	nm	96%
Cost:income ratio - adjusted (2)	52%	78%	55%	44%	86%	52%	141%	nm	62%	nm	62%
Total assets (£bn)	135.4	26.5	161.9	94.5	17.0	111.5	482.4	105.2	87.2	16.5	964.7
Funded assets (£bn)	135.4	26.4	161.8	94.5	16.9	111.4	211.1	102.9	86.8	8.4	682.4
Risk-weighted assets (RWAs) (£bn)	41.0	21.2	62.2	66.9	9.8	76.7	88.0	15.3	69.8	14.4	326.4
RWA equivalent (£bn) (4)	44.6	20.7	65.3	72.0	9.8	81.8	89.7	15.4	70.0	17.9	340.1
Employee numbers (FTEs - thousands)	25.4	4.2	29.6	6.2	2.7	8.9	3.1	49.5	17.6	0.5	109.2

nm = not meaningful

For the notes to this table refer to page 30.

Segment performance

	Half year ended 30 June 2014
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	2,276	323	2,599	999	344	1,343	365	203	987	(1)	5,496
Non-interest income	686	89	775	569	201	770	2,062	146	620	109	4,482

Total income	2,962	412	3,374	1,568	545	2,113	2,427	349	1,607	108	9,978

Direct expenses
- staff costs	(469)	(125)	(594)	(266)	(151)	(417)	(487)	(1,241)	(512)	(89)	(3,340)
- other costs	(224)	(35)	(259)	(122)	(29)	(151)	(250)	(1,811)	(501)	(32)	(3,004)
Indirect expenses	(958)	(126)	(1,084)	(402)	(217)	(619)	(1,180)	2,938	-	(55)	-
Restructuring costs
- direct	(6)	8	2	(40)	(2)	(42)	(22)	(383)	(69)	-	(514)
- indirect	(13)	(22)	(35)	(22)	(1)	(23)	(169)	227	-	-	-
Litigation and conduct costs	(150)	-	(150)	(50)	-	(50)	(50)	-	-	-	(250)

Operating expenses	(1,820)	(300)	(2,120)	(902)	(400)	(1,302)	(2,158)	(270)	(1,082)	(176)	(7,108)

Profit/(loss) before impairment losses	1,142	112	1,254	666	145	811	269	79	525	(68)	2,870
Impairment (losses)/releases	(148)	(57)	(205)	(31)	-	(31)	39	12	(104)	20	(269)

Operating profit/(loss)	994	55	1,049	635	145	780	308	91	421	(48)	2,601

Additional information
Operating expenses - adjusted (£m) (2)	(1,651)	(286)	(1,937)	(790)	(397)	(1,187)	(1,917)	(114)	(1,013)	(176)	(6,344)
Operating profit/(loss) - adjusted (£m) (2)	1,163	69	1,232	747	148	895	549	247	490	(48)	3,365
Return on equity (3)	21.8%	2.9%	15.5%	9.5%	12.9%	10.0%	1.6%	nm	6.9%	nm	6.9%
Return on equity - adjusted (2,3)	25.7%	3.7%	18.3%	11.3%	13.2%	11.6%	3.5%	nm	8.0%	nm	9.7%
Cost:income ratio	61%	73%	63%	58%	73%	62%	89%	nm	67%	nm	71%
Cost:income ratio - adjusted (2)	56%	69%	57%	50%	73%	56%	79%	nm	63%	nm	64%
Total assets (£bn)	133.6	26.7	160.3	88.6	20.8	109.4	537.6	93.3	76.1	34.4	1,011.1
Funded assets (£bn)	133.6	26.6	160.2	88.6	20.8	109.4	278.7	91.3	75.7	20.9	736.2
Risk-weighted assets (£bn)	47.0	27.7	74.7	63.0	11.8	74.8	127.8	19.0	60.7	35.1	392.1
RWA equivalent (RWAs) (£bn) (4)	48.8	23.0	71.8	69.2	11.8	81.0	129.8	19.3	60.7	43.5	406.1
Employee numbers (FTEs - thousands)	25.1	4.5	29.6	7.1	3.4	10.5	4.3	50.6	17.7	0.9	113.6

nm = not meaningful

For the notes to this table refer to page 30.

Segment performance

	Quarter ended 31 March 2015
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,143	133	1,276	546	128	674	202	62	553	(11)	2,756
Non-interest income	309	57	366	276	86	362	602	(130)	244	131	1,575

Total income	1,452	190	1,642	822	214	1,036	804	(68)	797	120	4,331

Direct expenses
- staff costs	(225)	(60)	(285)	(129)	(76)	(205)	(180)	(574)	(289)	(25)	(1,558)
- other costs	(71)	(17)	(88)	(54)	(12)	(66)	(78)	(785)	(207)	(6)	(1,230)
Indirect expenses	(450)	(63)	(513)	(225)	(98)	(323)	(540)	1,393	-	(17)	-
Restructuring costs
- direct	-	-	-	-	-	-	(16)	(431)	(6)	-	(453)
- indirect	(30)	1	(29)	(1)	1	-	(275)	304	-	-	-
Litigation and conduct costs	(354)	-	(354)	-	(2)	(2)	(500)	-	-	-	(856)

Operating expenses	(1,130)	(139)	(1,269)	(409)	(187)	(596)	(1,589)	(93)	(502)	(48)	(4,097)

Profit/(loss) before impairment losses	322	51	373	413	27	440	(785)	(161)	295	72	234
Impairment releases/(losses)	26	-	26	(1)	1	-	44	(50)	(38)	109	91

Operating profit/(loss)	348	51	399	412	28	440	(741)	(211)	257	181	325

Additional information
Operating expenses - adjusted (£m) (2)	(746)	(140)	(886)	(408)	(186)	(594)	(798)	34	(496)	(48)	(2,788)
Operating profit/(loss) - adjusted (£m) (2)	732	50	782	413	29	442	50	(84)	263	181	1,634
Return on equity (3)	15.4%	6.2%	12.3%	11.9%	4.4%	10.9%	(17.1%)	nm	7.2%	nm	(4.1%)
Return on equity - adjusted (2,3)	34.3%	6.1%	25.2%	11.9%	4.6%	11.0%	(0.4%)	nm	7.4%	nm	5.6%
Cost:income ratio	78%	73%	77%	50%	87%	58%	198%	nm	63%	nm	95%
Cost:income ratio - adjusted (2)	51%	74%	54%	50%	87%	57%	99%	nm	62%	nm	64%
Total assets (£bn)	134.6	26.6	161.2	93.3	17.9	111.2	623.8	93.8	91.8	22.8	1,104.6
Funded assets (£bn)	134.6	26.5	161.1	93.3	17.8	111.1	248.4	90.6	91.3	11.1	713.6
Risk-weighted assets (£bn)	42.6	22.4	65.0	65.5	10.2	75.7	102.8	15.9	72.0	17.2	348.6
RWA equivalent (£bn) (4)	46.4	21.5	67.9	71.0	10.2	81.2	105.1	16.2	72.2	21.7	364.3
Employee numbers (FTEs - thousands)	25.1	4.3	29.4	6.2	2.8	9.0	3.5	49.2	17.5	0.6	109.2

nm= not meaningful

For the notes to this table refer to page 30.

Segment performance

	Quarter ended 30 June 2014
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,152	169	1,321	511	174	685	186	100	499	7	2,798
Non-interest income	347	42	389	287	98	385	890	44	391	28	2,127

Total income	1,499	211	1,710	798	272	1,070	1,076	144	890	35	4,925

Direct expenses
- staff costs	(235)	(62)	(297)	(133)	(75)	(208)	(217)	(659)	(261)	(51)	(1,693)
- other costs	(95)	(18)	(113)	(60)	(14)	(74)	(140)	(779)	(252)	(14)	(1,372)
Indirect expenses	(446)	(63)	(509)	(189)	(109)	(298)	(587)	1,426	-	(32)	-
Restructuring costs
- direct	(6)	8	2	(40)	(2)	(42)	(9)	(267)	(69)	-	(385)
- indirect	(23)	(20)	(43)	(21)	(1)	(22)	(143)	208	-	-	-
Litigation and conduct costs	(150)	-	(150)	(50)	-	(50)	(50)	-	-	-	(250)

Operating expenses	(955)	(155)	(1,110)	(493)	(201)	(694)	(1,146)	(71)	(582)	(97)	(3,700)

Profit/(loss) before impairment losses	544	56	600	305	71	376	(70)	73	308	(62)	1,225
Impairment (losses)/releases	(60)	(10)	(70)	9	(1)	8	45	13	(31)	128	93

Operating profit/(loss)	484	46	530	314	70	384	(25)	86	277	66	1,318

Additional information
Operating expenses - adjusted (£m) (2)	(776)	(143)	(919)	(382)	(198)	(580)	(944)	(12)	(513)	(97)	(3,065)
Operating profit - adjusted (£m) (2)	663	58	721	425	73	498	177	145	346	66	1,953
Return on equity (3)	21.6%	4.9%	15.8%	9.3%	12.3%	9.7%	(1.5%)	nm	9.0%	nm	2.2%
Return on equity - adjusted (2,3)	29.9%	6.2%	21.8%	12.9%	12.8%	12.9%	1.9%	nm	11.2%	nm	6.8%
Cost:income ratio	64%	73%	65%	62%	74%	65%	107%	nm	65%	nm	75%
Cost:income ratio - adjusted (2)	52%	68%	54%	48%	73%	54%	88%	nm	58%	nm	62%
Total assets (£bn)	133.6	26.7	160.3	88.6	20.8	109.4	537.6	93.3	76.1	34.4	1,011.1
Funded assets (£bn)	133.6	26.6	160.2	88.6	20.8	109.4	278.7	91.3	75.7	20.9	736.2
Risk-weighted assets (£bn)	47.0	27.7	74.7	63.0	11.8	74.8	127.8	19.0	60.7	35.1	392.1
RWA equivalent (£bn) (4)	48.8	23.0	71.8	69.2	11.8	81.0	129.8	19.3	60.7	43.5	406.1
Employee numbers (FTEs - thousands)	25.1	4.5	29.6	7.1	3.4	10.5	4.3	50.6	17.7	0.9	113.6

nm = not meaningful

Notes:

(1)
Central items include unallocated transactions, principally Treasury AFS portfolio sales of £69 million loss in H1 2015 (H1 2014 - £215 million gain;
Q2 2015 - £42 million loss; Q1 2015 - £27 million loss; Q2 2014 - £13 million gain) and profit and loss on hedges that do not qualify for hedge accounting.

(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Segmental return on equity based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average RWA equivalents (RWAe)).
(4)
RWAe is an internal metric based on target CET 1 ratio of 13%, for all segments except RCR, set at 10% at creation. RWAe converts performing and non-performing exposures into a consistent capital measure comprising RWAs and capital deductions.

UK Personal & Business Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Income statement
Net interest income	2,290	2,276	1,147	1,143	1,152

Net fees and commissions	603	637	309	294	304
Other non-interest income	28	49	13	15	43

Non-interest income	631	686	322	309	347

Total income	2,921	2,962	1,469	1,452	1,499

Direct expenses
- staff costs	(456)	(469)	(231)	(225)	(235)
- other costs	(140)	(224)	(69)	(71)	(95)
Indirect expenses	(913)	(958)	(463)	(450)	(446)
Restructuring costs
- direct	-	(6)	-	-	(6)
- indirect	(50)	(13)	(20)	(30)	(23)
Litigation and conduct costs	(364)	(150)	(10)	(354)	(150)

Operating expenses	(1,923)	(1,820)	(793)	(1,130)	(955)

Profit before impairment losses	998	1,142	676	322	544
Impairment releases/(losses)	17	(148)	(9)	26	(60)

Operating profit	1,015	994	667	348	484

Operating profit - adjusted (1)	1,429	1,163	697	732	663

Of which: Williams & Glyn (2)

Total income	414	423	211	203	213
Operating expenses	(168)	(169)	(90)	(78)	(83)
Impairment releases/(losses)	10	(31)	(11)	21	(9)

Operating profit	256	223	110	146	121

Notes:

(1)	Excluding restructuring costs and litigation and conduct costs.
(2)
Williams & Glyn has not operated as a separate legal entity therefore these figures are not necessarily indicative of results that would have occurred if
Williams & Glyn had been standalone - see appendix 4.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Analysis of income by product
Personal advances	433	467	217	216	232
Personal deposits	400	302	210	190	160
Mortgages	1,234	1,287	617	617	649
Cards	337	374	162	175	176
Business banking	547	490	278	269	245
Other	(30)	42	(15)	(15)	37

Total income	2,921	2,962	1,469	1,452	1,499

Analysis of impairments by sector
Personal advances	53	79	18	35	40
Mortgages	(2)	5	-	(2)	4
Business banking	(79)	30	(13)	(66)	1
Cards	11	34	4	7	15

Total impairment (releases)/losses	(17)	148	9	(26)	60

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Personal advances	1.5%	2.1%	1.0%	1.9%	2.1%
Business banking	(1.2%)	0.4%	(0.4%)	(1.8%)	-
Cards	0.5%	1.3%	0.4%	0.6%	1.1%

Total	-	0.2%	-	(0.1%)	0.2%

UK Personal & Business Banking

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014

Performance ratios
Return on equity (1)	23.6%	21.8%	32.1%	15.4%	21.6%
Return on equity - adjusted (1,2)	34.0%	25.7%	33.6%	34.3%	29.9%
Net interest margin	3.59%	3.62%	3.58%	3.61%	3.64%
Cost:income ratio	66%	61%	54%	78%	64%
Cost:income ratio - adjusted (2)	52%	56%	52%	51%	52%

	30 June	31 March		31 December
	2015	2015		2014
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- personal advances	7.2	7.2	-	7.4	(3%)
- mortgages	105.4	103.6	2%	103.2	2%
- business	13.7	14.5	(6%)	14.3	(4%)
- cards	4.4	4.5	(2%)	4.9	(10%)

Total loans and advances to customers (gross)	130.7	129.8	1%	129.8	1%
Loan impairment provisions	(2.1)	(2.4)	(13%)	(2.6)	(19%)

Net loans and advances to customers	128.6	127.4	1%	127.2	1%

Total assets	135.4	134.6	1%	134.3	1%
Funded assets	135.4	134.6	1%	134.3	1%
Risk elements in lending	3.2	3.6	(11%)	3.8	(16%)
Provision coverage (3)	66%	67%	(100bp)	69%	(300bp)

Customer deposits
- personal current accounts	36.5	36.3	1%	35.9	2%
- personal savings	82.5	81.1	2%	81.0	2%
- business/commercial	32.0	30.6	5%	31.8	1%

Total customer deposits	151.0	148.0	2%	148.7	2%

Assets under management (excluding deposits)	4.6	4.9	(6%)	4.9	(6%)
Loan:deposit ratio (excluding repos)	85%	86%	(100bp)	86%	(100bp)

Risk-weighted assets (4)
- Credit risk (non-counterparty)	32.0	33.6	(5%)	33.4	(4%)
- Operational risk	9.0	9.0	-	9.4	(4%)

Total risk-weighted assets	41.0	42.6	(4%)	42.8	(4%)

Of which: Williams & Glyn (5)

Total assets	19.5	19.6	(1%)	19.6	(1%)
Net loans and advances to customers	19.5	19.5	-	19.5	-
Customer deposits	23.4	22.1	6%	22.0	6%
Risk-weighted assets (4)	10.3	10.5	(2%)	10.1	2%
Notes:

(1)	Return on equity is based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average of segmental RWAe).
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(4)	RWAs on an end-point CRR basis.
(5)	Williams & Glyn has not operated as a separate legal entity therefore these figures do not necessarily reflect the cost base, funding and capital profile of a standalone bank see Appendix 4.

UK Personal & Business Banking

Key points
The strategic goal of UK PBB is to become the number one personal and business bank for customer service, trust and advocacy in the UK. Throughout 2015, the business has continued to progress a number of fair banking initiatives and technology investments.

•
Continued to recruit further mortgage advisers, supporting an increase in applications, up 43% on Q2 2014 to £9.4 billion and up 42% compared with the prior quarter, providing a strong pipeline for third quarter completions and subsequent balance growth.

•	Successfully trialled the opening of key branches on the two May bank holidays with mortgage advisers and business managers available to meet UK PBB customers' banking needs.
•	Enhancements to our current account opening process have halved the time to open an account to 30 minutes.
•
The Reward current account which will provide 3% cashback on certain household bills paid by direct debit launched in July to a small number of customers with a full launch scheduled for later in the year.

•	Completed our Personal savings product simplification programme which included increasing the interest rate received by 4.5 million personal customers.
•
Provided more than 22,000 fixed rate business loans since launch, to a value of £1.8 billion helping customers concentrate on growing their businesses without having to worry about interest rates or hidden charges.

•
In partnership with Entrepreneurial Spark, RBS opened business accelerator hubs in Birmingham, Bristol and Leeds, with plans to open further hubs in major cities across the UK in the future as the bank continues to support UK entrepreneurs and small businesses.

•
Customers using the mobile application increased 12% to 3.3 million in the year to 30 June 2015, supported by developments including the launch of instant mobile application activation. Such developments have helped the NatWest mobile banking customer NPS to become joint number one in the market.

•	Became the first UK-based bank to offer TouchID technology within its mobile app, allowing customers to use only their fingerprint for access, with over 1 million unique customer logins since launch.

UK Personal & Business Banking

Key points (continued)

H1 2015 compared with H1 2014

•
Operating profit increased £21 million to £1,015 million for H1 2015 with a net impairment release largely offset by higher conduct costs.  Adjusted operating profit of £1,429 million was £266 million higher as adjusted operating expenses decreased by 9%. Return on equity rose 1.8 percentage points to 23.6%.

•
Total income decreased £41 million to £2,921 million. Net interest income increased by 1% to £2,290 million driven by improved deposit income from increased balances and stronger margins partly offset by lower asset income as a result of asset margin compression outweighing strong balance sheet growth.

•
Net interest margin decreased from 3.62% to 3.59% reflecting strong new business mortgage growth at lower margin, together with an increase in the level of standard variable rate customers switching to new lower margin fixed rate products. This has been partly offset by a continued improvement in deposit margins.

•
Non-interest income decreased by 8% to £631 million reflecting the impacts of changes that were introduced to support customers, in particular current account charges and investment fund charges. In addition, card interchange income fell as a result of the implementation of EU regulations on interchange rates.

•
Operating expenses increased by £103 million or 6%, largely reflecting higher restructuring costs and litigation and conduct costs from increased levels of customer redress provision. Adjusted expenses were £142 million or 9% lower, supported by a headcount decrease of 4%, lower FSCS levy charges and lower complaints and compensation costs.  Indirect expenses were £45 million lower largely due to the non-repeat of a £60 million technology write-off in the first half of 2014.

•
A £17 million net impairment release compared with a net loss of £148 million, resulting from lower levels of defaults across all portfolios and increased portfolio provision releases, particularly in business banking.

•
Mortgage balances increased to £105.4 billion, up £3.6 billion year-on-year, or 4% above the overall mortgage market for the same period.  Gross new mortgage lending in the first half of 2015 was £9.1 billion representing a market share of approximately 9%, above our stock share of 8%. Deposit balances increased £5.0 billion driven by instant access growth in personal savings, current accounts and business.

•	RWAs declined 13% to £41.0 billion primarily due to improved credit quality and lower unsecured balances.

UK Personal & Business Banking

 Key points (continued)

Q2 2015 compared with Q1 2015

•
Operating profit was £667 million, up £319 million or 92%. This reflected higher income, up 1% to £1,469 million and lower expenses, down 30% to £793 million. Impairments remained low at £9 million, compared to a £26 million net release in the prior quarter.

•	Net interest income was broadly stable, with a small reduction in net interest margin of 3bps due to contraction in mortgage margins partially offset by balance growth.

•
Non-interest income increased by 4% to £322 million, due to a largely seasonal increase in card transaction levels, partly offset by reduced interchange income following implementation of new EU regulations on interchange rates.

•
Operating expenses decreased 30% to £793 million, largely reflecting lower restructuring, litigation and conduct costs. Adjusted expenses increased by £17 million due to increased technology spend and the increase in Williams & Glyn functional staff costs as the business prepares for divestment.

•	The impairment losses increased by £35 million to £9 million as provision releases in Q2 were lower than Q1. Underlying default levels continue to be low.

•	Mortgage balances increased £1.8 billion in the quarter, achieving approximately 10% of the gross new lending market share, driven by increased adviser capacity and competitive pricing.

•
Business loan balances decreased £0.8 billion, largely reflecting the transfer of £0.4 billion to Commercial Banking in Q2, a decrease in Williams & Glyn (Commercial/Corporate) and asset write offs; underlying balances were broadly stable in the quarter. Business deposit balances decreased £0.1 billion, driven by the transfer of £0.6 billion of balances to Commercial & Private Banking in Q2. Underlying deposit balances increased 2% in the quarter.

•	RWAs declined 4% to £41.0 billion with improved credit quality, lower unsecured balances and Business Banking data and model improvements.

Q2 2015 compared with Q2 2014

•	Operating profit of £667 million, increased £183 million or 38%, while adjusted operating profit totalled £697 million compared with £663 million in the second quarter of 2014.

•	Net interest income is broadly stable at £1,147 million with lower asset income primarily from lower asset margins partly offset by increased deposit income.

•	Non-interest income decreased by 7% to £322 million largely due to lower insurance profit share and lower cards interchange income.

•
Operating expenses decreased £162 million or 17%, largely reflecting lower restructuring costs and litigation and conduct costs.  Adjusted expenses decreased by £13 million supported by an underlying 4% decrease in headcount, lower FSCS levy charges and lower complaints and compensation costs partly offset by increased investment in technology.

•	Net impairment losses of £9 million were significantly lower, driven by lower defaults across all portfolios and higher levels of portfolio provision releases, particularly in business banking.

•	RWAs declined 13% to £41.0 billion with improved credit quality and lower unsecured balances.

Ulster Bank

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Income statement
Net interest income	265	323	132	133	169

Net fees and commissions	64	66	31	33	34
Other non-interest income	39	23	15	24	8

Non-interest income	103	89	46	57	42

Total income	368	412	178	190	211

Direct expenses
- staff costs	(120)	(125)	(60)	(60)	(62)
- other costs	(33)	(35)	(16)	(17)	(18)
Indirect expenses	(126)	(126)	(63)	(63)	(63)
Restructuring costs
- direct	(18)	8	(18)	-	8
- indirect	-	(22)	(1)	1	(20)
Litigation and conduct costs	8	-	8	-	-

Operating expenses	(289)	(300)	(150)	(139)	(155)

Profit before impairment losses	79	112	28	51	56
Impairment releases/(losses)	52	(57)	52	-	(10)

Operating profit	131	55	80	51	46

Operating profit - adjusted (1)	141	69	91	50	58

Average exchange rate	1.365	1.218	1.385	1.345	1.228

Note:

(1)	Excluding restructuring costs and litigation and conduct costs.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Analysis of income by business
Corporate	95	134	45	50	65
Retail	221	190	112	109	100
Other	52	88	21	31	46

Total income	368	412	178	190	211

Analysis of impairments by sector
Mortgages	(51)	35	(38)	(13)	16
Commercial real estate
- investment	12	9	11	1	1
- development	18	(6)	18	-	(3)
Other corporate	(25)	8	(37)	12	(9)
Other lending	(6)	11	(6)	-	5

Total impairment (releases)/losses	(52)	57	(52)	-	10

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Mortgages	(0.6%)	0.4%	(1.0%)	(0.3%)	0.4%
Commercial real estate
- investment	3.0%	1.8%	5.5%	0.4%	0.4%
- development	12.0%	(3.0%)	24.0%	-	(3.0%)
Other corporate	(1.1%)	0.3%	(3.1%)	1.0%	(0.7%)
Other lending	(1.3%)	2.2%	(2.7%)	-	2.0%

Total	(0.5%)	0.4%	(0.9%)	-	0.2%

Ulster Bank

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014

Performance ratios
Return on equity (1)	8.0%	2.9%	9.9%	6.2%	4.9%
Return on equity - adjusted (1,2)	8.7%	3.7%	11.3%	6.1%	6.2%
Net interest margin	1.94%	2.32%	1.93%	1.95%	2.35%
Cost:income ratio	79%	73%	84%	73%	73%
Cost:income ratio - adjusted (2)	76%	69%	78%	74%	68%

	30 June	31 March		31 December
	2015	2015		2014
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
Mortgages	15.9	16.3	(2%)	17.5	(9%)
Commercial real estate
- investment	0.8	0.9	(11%)	1.0	(20%)
- development	0.3	0.3	-	0.3	-
Other corporate	4.7	4.6	2%	4.9	(4%)
Other lending	0.9	0.9	-	1.0	(10%)

Total loans and advances to customers (gross)	22.6	23.0	(2%)	24.7	(9%)
Loan impairment provisions
Mortgages	(1.2)	(1.3)	(8%)	(1.4)	(14%)
Commercial real estate
- investment	(0.2)	(0.2)	-	(0.2)	-
- development	(0.2)	(0.1)	100%	(0.2)	-
Other corporate	(0.7)	(0.8)	(13%)	(0.8)	(13%)
Other lending	(0.1)	(0.1)	-	(0.1)	-

Total loan impairment provisions	(2.4)	(2.5)	(4%)	(2.7)	(11%)

Net loans and advances to customers (3)	20.2	20.5	(1%)	22.0	(8%)

Total assets	26.5	26.6	-	27.6	(4%)
Funded assets	26.4	26.5	-	27.5	(4%)
Risk elements in lending
Mortgages	2.9	3.0	(3%)	3.4	(15%)
Commercial real estate
- investment	0.2	0.2	-	0.3	(33%)
- development	0.2	0.2	-	0.2	-
Other corporate	0.8	0.9	(11%)	0.8	-
Other lending	0.1	0.1	-	0.1	-

Total risk elements in lending	4.2	4.4	(5%)	4.8	(13%)
Provision coverage (4)	58%	58%	-	57%	100bp

Customer deposits	18.7	19.2	(3%)	20.6	(9%)
Loan:deposit ratio (excluding repos)	108%	107%	100bp	107%	100bp

Risk-weighted assets (5,6)
- Credit risk
- non-counterparty	19.6	20.8	(6%)	22.2	(12%)
- counterparty	0.1	0.1	-	0.1	-
- Operational risk	1.5	1.5	-	1.5	-

Total risk-weighted assets	21.2	22.4	(5%)	23.8	(11%)

Spot exchange rate - €/£	1.411	1.382		1.285

Notes:

(1)	Return on equity is based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average of segmental RWAe).
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Includes £9.4 billion relating to tracker mortgages (31 March 2015 - £9.7 billion; 31 December 2014 - £10.5 billion).
(4)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(5)	RWAs on an end-point CRR basis.
(6)	Includes £8.1 billion in relating to tracker mortgages (31 March 2015 - £8.5 billion; 31 December 2014 - £9.6 billion).

Ulster Bank

Ulster Bank retains a strong capital and funding position as it continues to support the economic recovery across the island of Ireland. New lending activity increased further during H1 2015 with mortgage drawdowns up 45% versus H1 2014 and £0.8 billion of new lending made available to business customers, an increase of 57% from H1 2014. Impairment releases have continued driven by proactive debt management and the improving economic conditions.

During H1 2015 Ulster Bank continued to make it simpler and easier for customers to do business:

•
The launch of the "Mortgage you can live with" campaign offers a range of new product options to both new and existing mortgage customers including a suite of fixed rate options.
The bank has also introduced a dedicated team of mobile mortgage managers and returned to the mortgage broker market.

•	Ulster Bank continues to support Commercial customers and launched new propositions for businesses operating in the food and drink, agriculture and international business sectors during H1 2015.

•
A fully digitalised account opening option was introduced for personal customers in Northern Ireland as the digital proposition continued to be enhanced.
Customers continue to move towards direct channels with over 88% of all transactional activity now outside the traditional branch.

•
Significant progress has been made to improve the customer service proposition. The announcement of a new partnership with 'An Post' in the Republic of Ireland will provide customers with 1,140 new points of presence. The bank's award winning customer contact centre announced 350 new jobs which will handle customer calls across a number of RBS brands.

•	The launch of a set of customer commitments specifically designed to support customers in arrears on their home loan has been positively received by the market.

A significant weakening in the euro relative to sterling during H1 2015 had a material impact on Ulster Bank's financial performance as reported and in comparison to prior periods.

H1 2015 compared with H1 2014

•
Operating profit increased by £76 million to £131 million for H1 2015 with the benefit of net impairment releases. Adjusted operating profit was £141 million for H1 2015, compared with a profit of £69 million for H1 2014. The reduction in profit before impairment losses to £79 million is partly attributable to a weakening of the euro, (an impact of £17 million), a decrease in income on free funds and an increase in pension servicing costs. Return on equity increased 5.1 percentage points to 8%.

•
Total income decreased by £44 million primarily driven by the weakening of the euro (an impact of £33 million) and a lower return on free funds. While deposit pricing improved steadily and loan margins remained stable in a competitive market, the net interest margin of 1.94% reflected the lower return on free funds and the impact of liquidity management requirements. The offsetting income movements between the Corporate and Retail businesses primarily reflect a transfer of management responsibility for a specific business channel to align with the bank's distribution strategy.

•
Operating expenses decreased by £11 million to £289 million principally from a reduction in headcount and the property footprint coupled with a benefit from the weakening of the euro (an impact of £16 million), offset partly by higher pensions charges and investment in technology and infrastructure.

•	A net impairment release of £52 million for H1 2015 reflected the benefits of proactive debt management and improving macroeconomic conditions.

Ulster Bank

Key points (continued)

H1 2015 compared with H1 2014 (continued)

•
The significant growth in new lending volumes has been offset by continued customer deleveraging. The loan:deposit ratio was steady over the period with the weakening euro driving reductions in the reported net loans and advances to customers and customer deposit balances. The low yielding tracker mortgage portfolio declined by a further £1.1 billion, or 10% during H1 2015 to £9.4 billion reflecting customer repayments and the weakening of the euro.

•
RWAs reduced by £2.6 billion during H1 2015 to £21.2 billion reflecting an improvement in credit metrics and the impact of exchange rate movements, contributing to the improvement in return on equity. £1.5 billion of the RWA reduction related to the tracker mortgage portfolio which now totals £8.1 billion.

Q2 2015 compared with Q1 2015

•
Operating profit increased by £29 million to £80 million due primarily to impairment releases, partly offset by lower income and higher restructuring costs. Adjusted operating profit was £91 million for Q2 2015 compared with an operating profit of £50 million for Q1 2015.

•
Total income decreased by £12 million to £178 million primarily driven by the weakening of the euro (an impact of £4 million) and a lower return on free funds. Operating expenses increased by £11 million with the impact of higher restructuring costs partly offset by a release of provision reflecting the outcome of reviews on Interest Rate Hedging Products.

Q2 2015 compared with Q2 2014

•
Operating profit increased by £34 million to £80 million driven by impairment releases and lower expenses, partly offset by lower income. Adjusted operating profit increased by £33 million to £91 million.

•
Total income decreased by £33 million primarily driven by exchange rate movements (an impact of £17 million) and a lower return on free funds. Operating expenses decreased by £5 million reflecting the continued focus on cost management.

Commercial Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,108	999	562	546	511

Net fees and commissions	433	448	226	207	227
Other non-interest income	173	121	104	69	60

Non-interest income	606	569	330	276	287

Total income	1,714	1,568	892	822	798

Direct expenses
- staff costs	(255)	(266)	(126)	(129)	(133)
- other costs	(110)	(122)	(56)	(54)	(60)
Indirect expenses	(433)	(402)	(208)	(225)	(189)
Restructuring costs
- direct	(10)	(40)	(10)	-	(40)
- indirect	(8)	(22)	(7)	(1)	(21)
Litigation and conduct costs	(59)	(50)	(59)	-	(50)

Operating expenses	(875)	(902)	(466)	(409)	(493)

Profit before impairment losses	839	666	426	413	305
Impairment (losses)/releases	(27)	(31)	(26)	(1)	9

Operating profit	812	635	400	412	314

Operating profit - adjusted (1)	889	747	476	413	425

Note:

(1)	Excluding restructuring costs and litigation and conduct costs.

Commercial Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Analysis of income by business
Commercial lending	948	894	499	449	448
Deposits	240	153	124	116	81
Asset and invoice finance	358	366	180	178	186
Other	168	155	89	79	83

Total income	1,714	1,568	892	822	798

Analysis of impairments by sector
Commercial real estate	8	(6)	10	(2)	(17)
Asset and invoice finance	3	2	2	1	-
Private sector services (education, health, etc)	3	(10)	-	3	-
Banks & financial institutions	1	1	1	-	(1)
Wholesale and retail trade repairs	-	14	2	(2)	2
Hotels and restaurants	(1)	(1)	2	(3)	(4)
Manufacturing	-	7	(1)	1	4
Construction	2	4	2	-	2
Other	11	20	8	3	5

Total impairment losses/(releases)	27	31	26	1	(9)

Loan impairment charge as % of gross
customer loans and advances by sector
Commercial real estate	0.1%	(0.1%)	0.2%	-	(0.4%)
Asset and invoice finance	-	-	0.1%	-	-
Private sector services (education, health, etc)	0.1%	(0.3%)	-	0.2%	-
Banks & financial institutions	-	-	0.1%	-	(0.1%)
Wholesale and retail trade repairs	-	0.5%	0.1%	(0.1%)	0.1%
Hotels and restaurants	(0.1%)	(0.1%)	0.3%	(0.4%)	(0.5%)
Manufacturing	-	0.4%	(0.1%)	0.1%	0.4%
Construction	0.2%	0.4%	0.4%	-	0.4%
Other	0.1%	0.2%	0.1%	-	0.1%

Total	0.1%	0.1%	0.1%	-	-

Commercial Banking

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014

Performance ratios
Return on equity (1)	11.6%	9.5%	11.3%	11.9%	9.3%
Return on equity - adjusted (1,2)	12.8%	11.3%	13.7%	11.9%	12.9%
Net interest margin	2.87%	2.70%	2.86%	2.87%	2.73%
Cost:income ratio	51%	58%	52%	50%	62%
Cost:income ratio - adjusted (2)	47%	50%	44%	50%	48%

	30 June	31 March		31 December
	2015	2015		2014
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- Commercial real estate	17.9	18.4	(3%)	18.3	(2%)
- Asset and invoice finance	14.1	13.9	1%	14.2	(1%)
- Private sector services (education, health etc)	7.0	7.1	(1%)	6.9	1%
- Banks & financial institutions	7.2	7.0	3%	7.0	3%
- Wholesale and retail trade repairs	6.6	6.3	5%	6.0	10%
- Hotels and restaurants	3.2	3.4	(6%)	3.4	(6%)
- Manufacturing	4.6	3.9	18%	3.7	24%
- Construction	1.8	1.7	6%	1.9	(5%)
- Other	28.6	28.0	2%	24.7	16%

Total loans and advances to customers (gross)	91.0	89.7	1%	86.1	6%
Loan impairment provisions	(0.9)	(0.9)	-	(1.0)	(10%)

Net loans and advances to customers (3)	90.1	88.8	1%	85.1	6%

Total assets	94.5	93.3	1%	89.4	6%
Funded assets	94.5	93.3	1%	89.4	6%
Risk elements in lending	2.3	2.4	(4%)	2.5	(8%)
Provision coverage (4)	39%	38%	100bp	38%	100bp

Customer deposits	97.0	99.0	(2%)	86.8	12%
Loan:deposit ratio (excluding repos)	93%	90%	300bp	98%	(500bp)

Risk-weighted assets (3,5)
- Credit risk (non-counterparty)	60.7	59.4	2%	57.6	5%
- Operational risk	6.2	6.1	2%	6.4	(3%)

Total risk-weighted assets	66.9	65.5	2%	64.0	5%

Notes:

(1)	Return on equity is based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average of segmental RWAe).
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	30 June 2015 includes £13.3 billion third party assets and £10.2 billion risk-weighted asset equivalents relating to the run-down legacy book.
(4)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(5)	RWAs on an end-point CRR basis.

Commercial Banking

Key points
Commercial Banking made a strong start to the year with the business continuing to make a significant contribution to overall bank profitability, whilst focussing on customer service, trust and advocacy. Continued simplification of processes, as well as investment in technology and relationship managers has contributed to organic H1 2015 net lending growth of £0.5 billion.

•
As the business continues to focus on supporting the UK economy, special emphasis is being placed on supporting businesses with a turnover of between £10 million and £50 million or borrowing in excess of £1 million.

•
Commercial Banking continued to simplify its customer proposition; improvements in account opening have delivered a 75% reduction in customer paperwork and a 25% reduction in the time to open an account.

•
Further investment in relationship managers included the introduction of a new Customer Relationship Management tool for 3,000 staff, enabling a more coherent view of all customer needs. In addition, 2,800 staff registered for a bespoke lending skills training programme.

•	During H1 complaints reduced by 21%, highlighting the success of the franchise's focus on customer service, delivered through empowering staff, enhancing capability and process simplification.

On 1 January 2015, the Private Banking RBSI business was transferred to Commercial Banking, accounting for £31 million of operating profit in the half year, followed on 1 May 2015 by the Corporate & Institutional Banking UK coverage business, accounting for £13 million of operating profit from the date of transfer. On 1 August 2014, Commercial Cards for UK Personal & Business Banking related customers, with revenue of £22 million, was transferred to UK Personal & Business Banking. The transferred businesses affect comparisons with prior periods. (1)

H1 2015 compared with H1 2014

•
Commercial Banking recorded an operating profit of £812 million compared with £635 million in the comparative period. Adjusted operating profit was £889 million, compared with £747 million in H1 2014, with income up 9%. Return on equity improved 2.1 percentage points to 11.6%.

•
Total income was £1,714 million, compared with £1,568 million in the prior year. Net interest income increased by £109 million to £1,108 million, driven by increased deposits and asset volumes and higher deposit margins, partially offset by lower asset margins. Non-interest income increased £37 million to £606 million mostly reflecting higher gains on equity disposals.

•
Operating expenses decreased £27 million to £875 million, principally from lower restructuring costs,  and lower headcount. This was partially offset by higher litigation and conduct costs of £59 million, up £9 million, primarily a top-up for interest rate hedging product provisions.

•	Net impairment losses decreased £4 million to £27 million driven by reduced individual and collective charges, down £51 million, offsetting lower net latent releases.

•
Headline net loans and advances to customers increased by £5.0 billion from December 2014 to £90.1 billion, including £4.5 billion from the transferred businesses. Underlying gross lending compared with H1 2014 was up £1.4 billion.

•	Deposits were £97.0 billion at 30 June 2015, including £6.4 billion from the transferred businesses, with organic deposit growth of £3.8 billion from 31 December 2014.

•	RWAs increased by £3.9 billion year-on-year to £66.9 billion, including £3.8 billion from the transferred businesses.

Note:

(1)
The business transfer included: total income of £108 million (H1 2014 - £78 million; Q2 2015 - £56 million; Q1 2015 - £53 million; Q2 2014 - £42 million); operating expenses of £46 million (H1 2014 - £57 million; Q2 2015 - £24 million; Q1 2015 - £21 million; Q2 2014 - £30 million); net loans and advances to customers of £4.5 billion (31 March 2015 - £4.4 billion; 31 December 2014 - £4.4 billion); customer deposits of £6.4 billion (31 March 2015 - £6.2 billion; 31 December 2014 - £6.5 billion); and RWAs of £3.8 billion (31 March 2015 - £3.6 billion; 31 December 2014 - £3.5 billion). Comparatives have not been restated.

Commercial Banking

Key points (continued)

Q2 2015 compared with Q1 2015

•	Operating profit was £400 million compared with £412 million in the previous quarter. Adjusted operating profit was £476 million, compared with £413 million.

•
Total income increased £70 million in the quarter to £892 million. Net interest income increased 3% to £562 million reflecting an increase in asset and deposit volumes and higher deposit margins, which more than offset lower asset margins. Non-interest income increased by £54 million or 20%, reflecting higher gains on equity disposals in the quarter.

•	Operating expenses increased £57 million to £466 million driven by a £59 million provision for litigation and conduct costs and increased restructuring costs.

•	Impairment losses increased to £26 million, reflecting increased individual charges and the non-repeat of a net latent release of £13 million in Q1 2015.

•
Net loans and advances to customers increased £1.3 billion, reflecting £2.1 billion from the transferred business offset by seasonal reductions and a high level of contractual maturities in June. Lower deposits, down £2.0 billion, reflected the outflow of short term funds placed by customers at the end of Q1 2015.

•	RWAs increased £1.4 billion to £66.9 billion, including £2.1 billion from the transferred businesses.

Q2 2015 compared with Q2 2014

•
Operating profit improved £86 million to £400 million. Adjusted operating profit rose by £51 million with increased income and cost management initiatives partially offset by increased impairment losses.

•
Total income rose to £892 million, up from £798 million in Q2 2014. Net interest income increased by £51 million or 10%, reflecting increased asset and deposit volumes and higher deposit margins, which more than offset reduced asset margins. Non-interest income increased by £43 million or 15%, reflecting higher gains on equity disposals.

•	Operating expenses were £27 million lower reflecting reduced restructuring costs, discretionary cost initiatives and lower headcount.

•	Net impairment losses increased by £35 million reflecting the non-repeat of a Q2 2014 latent provision release of £59 million, partially offset by lower individual and collective charges.

Private Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Income statement
Net interest income	254	344	126	128	174

Net fees and commissions	145	172	70	75	84
Other non-interest income	22	29	11	11	14

Non-interest income	167	201	81	86	98

Total income	421	545	207	214	272
Direct expenses
- staff costs	(143)	(151)	(67)	(76)	(75)
- other costs	(26)	(29)	(14)	(12)	(14)
Indirect expenses	(194)	(217)	(96)	(98)	(109)
Restructuring costs
- direct	(3)	(2)	(3)	-	(2)
- indirect	(80)	(1)	(81)	1	(1)
Litigation and conduct costs	(28)	-	(26)	(2)	-

Operating expenses	(474)	(400)	(287)	(187)	(201)

(Loss)/profit before impairment losses	(53)	145	(80)	27	71
Impairment releases/(losses)	3	-	2	1	(1)

Operating (loss)/profit	(50)	145	(78)	28	70

Operating profit - adjusted (1)	61	148	32	29	73

Of which: international private banking activities (2)

Total income	100	115	48	52	57
Operating expenses	(113)	(87)	(68)	(45)	(42)

Operating (loss)/profit	(13)	28	(20)	7	15

Notes:

(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	International private banking business reclassified to disposal groups.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Analysis of income by business
Investments	74	90	35	39	45
Banking	347	455	172	175	227

Total income	421	545	207	214	272

Private Banking

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014

Performance ratios
Return on equity (1)	(7.5%)	12.9%	(20.1%)	4.4%	12.3%
Return on equity - adjusted (1,2)	5.1%	13.2%	5.6%	4.6%	12.8%
Net interest margin	3.23%	3.72%	3.21%	3.25%	3.73%
Cost:income ratio	113%	73%	139%	87%	74%
Cost:income ratio - adjusted (2)	86%	73%	86%	87%	73%

	30 June	31 March		31 December
	2015	2015		2014
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- Personal	4.8	5.3	(9%)	5.4	(11%)
- Mortgages	6.6	6.6	-	8.9	(26%)
- Other	2.1	2.2	(5%)	2.3	(9%)

Total loans and advances to customers (gross)	13.5	14.1	(4%)	16.6	(19%)
Loan impairment provisions	-	(0.1)	(100%)	(0.1)	(100%)

Net loans and advances to customers	13.5	14.0	(4%)	16.5	(18%)

Total assets	17.0	17.9	(5%)	20.5	(17%)
Funded assets	16.9	17.8	(5%)	20.4	(17%)
Assets under management	27.1	29.2	(7%)	28.3	(4%)
Risk elements in lending	0.2	0.1	100%	0.2	-
Provision coverage (3)	31%	34%	(300bp)	34%	(300bp)

Customer deposits	29.8	29.6	1%	36.1	(17%)
Loan:deposit ratio (excluding repos)	45%	47%	(200bp)	46%	(100bp)

Risk-weighted assets (4)
- Credit risk
- non-counterparty	8.2	8.6	(5%)	9.5	(14%)
- counterparty	0.1	0.1	-	0.1	-
- Operational risk	1.5	1.5	-	1.9	(21%)

Total risk-weighted assets	9.8	10.2	(4%)	11.5	(15%)

Of which: international private banking activities (5)

Total assets	5.3	6.2	(15%)	5.6	(5%)
Net loans and advances to customers	2.7	3.1	(13%)	3.1	(13%)
Assets under management	13.6	15.0	(9%)	14.6	(7%)
Customer deposits (excluding repos)	6.7	7.7	(13%)	7.5	(11%)
Risk-weighted assets (4)	1.7	2.0	(15%)	1.8	(6%)

Notes:

(1)	Return on equity is based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average of segmental RWAe).
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(4)	RWAs on an end-point CRR basis.
(5)	International private banking business reclassified to disposal groups.

Private Banking

Key points
Private Banking continued to focus on its UK strengths as the business is repositioned to enable sustainable returns over the long run, and to meet its ambition to be the leading UK-based private bank and wealth manager for wealthy individuals. A new Executive Committee was created with end-to-end accountabilities around banking, credit and investments, to ensure the business delivers solutions to clients in a responsive, rapid and efficient manner.

•
Growth initiatives included working more closely with colleagues in RBS and NatWest, resulting in hundreds of referrals of individuals potentially suitable for a private banking relationship with Coutts & Co or Adam & Company.

•
A series of client campaigns are underway to ensure client needs are proactively addressed which have resulted in over a thousand clients starting to use online banking and the refinancing of over £1 billion of expiring credit facilities.

•	The sale of most of the International Private Banking business to Union Bancaire Privée remains on track for Q4 2015.

On 1 January 2015, the Private Banking RBSI business, accounting for £31 million of operating profit in the half year was transferred to Commercial Banking. This transfer affects comparisons with prior periods(1).

H1 2015 compared with H1 2014

•
Operating loss was £50 million compared with a profit of £145 million a year prior. Results were affected by the transfer of the RBSI business, lower income, higher restructuring costs and increased litigation and conduct costs. Private Banking Go-forward business reported an operating loss of £37 million, including £82 million write-down of an intangible asset, compared with a £117 million profit for H1 2014.

•
Total income was £421 million, down from £545 million in H1 2014 with net interest income decreasing 26%. Underlying performance was adversely affected by lower income from hedging activities and reduced investment and transactional income.

•
Operating expenses increased £74 million to £474 million, reflecting an £80 million increase in restructuring costs, arising from the write-down of an intangible asset of £82 million and litigation and conduct costs of £28 million, principally incurred in Q2 2015, offsetting a reduction in direct and indirect costs.

•
Assets under management were £27.1 billion, down £1.6 billion year-on-year and £1.2 billion from 31 December 2014, with the Greek financial crisis adversely impacting European stock market indices and reducing portfolio values. Private Banking Go-forward business assets under management were £13.5 billion, down £0.3 billion year-on-year and down £0.2 billion from 31 December 2014.

Note:

(1)
The business transfer included: total income of £76 million (H1 2014 - £69 million; Q2 2015 - £37 million; Q1 2015 - £38 million; Q2 2014 - £37 million); operating expenses of £44 million (H1 2014 - £53 million; Q2 2015 - £23 million; Q1 2015 - £20 million; Q2 2014 - £28 million); net loans and advances to customers of £2.4 billion (31 March 2015 - £2.4 billion; 31 December 2014 - £2.6 billion); customer deposits of £6.4 billion (31 March 2015 - £6.2 billion; 31 December 2014 - £6.5 billion); and RWAs of £1.5 billion (31 March 2015 - £1.5 billion; 31 December 2014 - £1.4 billion). Comparatives have not been restated.

Private Banking

Key points (continued)

Q2 2015 compared with Q1 2015

•	Operating loss was £78 million compared with a profit of £28 million in Q1, with higher restructuring and litigation and conduct costs.

•	Total income decreased by 3% to £207 million, with net interest income flat and lower non-interest income reflecting lower investment and transactional income.

•
Operating expenses increased by 53%, driven by higher restructuring costs as a result of an £82 million write-down of an intangible asset together with higher litigation and conduct costs by £24 million.

•	Assets under management reduced to £27.1 billion from £29.2 billion in the previous quarter with the Greek financial crisis adversely impacting European stock market indices reducing portfolio values.

Q2 2015 compared with Q2 2014

•
Operating loss was £78 million compared with a £70 million profit in Q2 2014, partly due to the transfer of Private Banking RBSI business to Commercial Banking on 1 January 2015; performance was also impacted by higher restructuring costs, increased litigation and conduct costs and lower income.

•
Total income decreased 24%, partly due to the transfer of RBSI business; the underlying performance adversely impacted by lower income from hedging activities and reduced investment and transactional income.

•
Operating expenses increased £86 million, or 43%, with the underlying performance impacted by higher restructuring costs, as a result of the write-down of an intangible asset of £82 million, increased litigation and conduct costs of £26 million, offset in part by a fall in direct and indirect costs.

Corporate & Institutional Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	376	365	174	202	186

Net fees and commissions	395	490	160	235	247
Income from trading activities	559	1,482	250	309	597
Other operating income	(6)	90	(64)	58	46

Non-interest income	948	2,062	346	602	890

Total income	1,324	2,427	520	804	1,076

Direct expenses
- staff costs	(322)	(487)	(142)	(180)	(217)
- other costs	(149)	(250)	(71)	(78)	(140)
Indirect expenses	(1,061)	(1,180)	(521)	(540)	(587)
Restructuring costs
- direct	(211)	(22)	(195)	(16)	(9)
- indirect	(814)	(169)	(539)	(275)	(143)
Litigation and conduct costs	(873)	(50)	(373)	(500)	(50)

Operating expenses	(3,430)	(2,158)	(1,841)	(1,589)	(1,146)

(Loss)/profit before impairment losses	(2,106)	269	(1,321)	(785)	(70)
Impairment releases/(losses)	31	39	(13)	44	45

Operating (loss)/profit	(2,075)	308	(1,334)	(741)	(25)

Operating (loss)/profit - adjusted (1)	(177)	549	(227)	50	177
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Analysis of income by product
Rates	372	523	164	208	221
Currencies	195	247	107	88	111
Credit	242	384	86	156	170
Banking/Other	(69)	(73)	(47)	(22)	(46)

Total CIB (Go-forward)	740	1,081	310	430	456

Transfers to other areas (2)	223	269	102	121	136

CIB Capital Resolution excluding disposal losses	502	1,077	221	281	484
Disposal losses	(141)	-	(113)	(28)	-

CIB Capital Resolution (3)	361	1,077	108	253	484

Total income	1,324	2,427	520	804	1,076

Notes:

(1)	Excluding restructuring costs and litigation and conduct costs.
(2)
Transfer to other areas comprises the UK Portfolio which was transferred to Commercial Banking on 1 May 2015, the Western European Portfolio is expected to be transferred to Commercial Banking during H2 2015 and UK Transaction services which is expected to transfer to Commercial Banking in 2016.

(3)	The CIB segment is being restructured into Go-forward and CIB Capital Resolution elements. The split is subject to further refinement.

Corporate & Institutional Banking

Key metrics	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014

Performance ratios
Return on equity (1)	(24.6%)	1.6%	(33.0%)	(17.1%)	(1.5%)
Return on equity - adjusted (1,2)	(3.5%)	3.5%	(6.9%)	(0.4%)	1.9%
Net interest margin	1.06%	0.88%	1.00%	1.12%	0.90%
Cost:income ratio	259%	89%	354%	198%	107%
Cost:income ratio - adjusted (2)	116%	79%	141%	99%	88%

	30 June	31 March		31 December
	2015	2015		2014
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross, excluding
reverse repos)	57.9	76.8	(25%)	73.0	(21%)
Loan impairment provisions	(0.1)	(0.1)	-	(0.2)	(50%)

Total loans and advances to customers (excluding
reverse repos)	57.8	76.7	(25%)	72.8	(21%)
Loans and advances to banks (excluding reverse
repos) (3)	13.6	18.5	(26%)	16.9	(20%)
Reverse repos	63.0	68.4	(8%)	61.6	2%
Securities	40.8	48.2	(15%)	57.0	(28%)
Cash and eligible bills	22.4	20.8	8%	23.2	(3%)
Other	13.5	15.8	(15%)	9.6	41%

Total assets	482.4	623.8	(23%)	577.2	(16%)
Funded assets	211.1	248.4	(15%)	241.1	(12%)
Provision coverage (4)	65%	82%	(1,700bp)	105%	(4,000bp)
Customer deposits (excluding repos)	49.2	58.4	(16%)	59.4	(17%)
Bank deposits (excluding repos)	28.7	34.7	(17%)	33.3	(14%)
Repos	61.0	68.3	(11%)	61.1	-
Debt securities in issue	10.5	12.4	(15%)	14.1	(26%)
Loan:deposit ratio (excluding repos)	117%	131%	(1,400bp)	122%	(500bp)

Risk-weighted assets (5)
- Credit risk
- non-counterparty	38.6	49.8	(22%)	51.3	(25%)
- counterparty	22.9	26.1	(12%)	25.1	(9%)
- Market risk	18.1	18.4	(2%)	18.9	(4%)
- Operational risk	8.4	8.5	(1%)	11.8	(29%)

Total risk-weighted assets	88.0	102.8	(14%)	107.1	(18%)

Of which: CIB Capital Resolution (6)

Funded assets	62.3	85.8	(27%)	95.0	(34%)
Risk-weighted assets	45.2	57.8	(22%)	63.8	(29%)

Notes:

(1)	Return on equity is based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average of segmental RWAe).
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Excludes disposal groups.
(4)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(5)
RWAs on an end-point CRR basis. £88 billion includes £9 billion of RWAs related to businesses that will transfer out of CIB, comprising the Western European Large Corporate portfolio (expected to move to Commercial Banking in H2 2015) and UK Transaction Services (to Commercial Banking in 2016).

(6)	The CIB segment is being restructured into CIB Go-forward and CIB Capital Resolution elements. The split is subject to further refinement.

Corporate & Institutional Banking

Key points
Corporate & Institutional Banking (CIB) announced its new business strategy in February 2015 and plans to restructure into CIB Go-forward and CIB Capital Resolution are well advanced.  Reviews of the business are complete and the new management teams are in place, however, the business continues to be managed as a single reportable segment.

The CIB Go-forward business is currently undergoing a multi-year transformation, implementing a simpler operating model to support two main lines of business: debt financing and risk management. The business has completed its client communication programme outlining a commitment to maintaining strong market positions in the UK and Western Europe. Assuming normal seasonal trends, we expect the CIB Go-forward business will generate full year income in the region of £1.3 billion excluding revenues of approximately £400 million relating to the UK and European large corporate business which have been or will be transferred during the second half of 2015 to Commercial Banking, and the UK GTS business which will transfer in 2016. We now expect the steady state RWAs of the CIB Go-forward business to be around £30 billion.

Following February's announcement, CIB Capital Resolution will run down certain parts of the CIB business, removing risk from the balance sheet. CIB Capital Resolution is currently ahead of both its cost reduction and RWA rundown targets. The first half of the year saw substantial progress in the sale of corporate loan portfolios including a substantial proportion of the North American portfolio to Mizuho Bank and the majority of the Australian and United Arab Emirates portfolios. A partnership with BNP Paribas was also announced to offer existing international customers an alternative Global Transaction Services (GTS) provider as the business is refocused.

As part of the restructuring, effective from 1 May 2015, the UK Corporate loan portfolio transferred to Commercial Banking(1) accounting for £2 billion of funded assets and £2.1 billion of RWAs at the date of transfer. Work is also underway to transfer the Go-forward Western European loan portfolio to Commercial Banking accounting for £4 billion of assets and £5 billion of RWAs at 30 June 2015. The UK Transaction Services business will transfer to Commercial Banking in 2016.

H1 2015 compared with H1 2014

●
An operating loss of £2,075 million was reported in H1 2015, compared with a profit of £308 million in H1 2014, impacted by litigation and conducts costs of £873 million and a heightened level of restructuring costs totalling £1,025 million following the strategic announcement in February. Adjusted operating loss in the first half of the year was £177 million, a fall from a profit of £549 million in H1 2014. This reflected lower income partly offset by lower adjusted expenses.

●
Total income decreased by £1,103 million to £1,324 million compared with H1 2014.  This is broadly in line with expectations given CIB's reduction in scale and scope.  The bulk of the income reduction was in CIB Capital Resolution where: Markets income fell from £683 million in H1 2014 to £116 million in H1 2015 (primarily due to the wind down of US asset-backed products); Portfolio income fell from £184 million in H1 2014 to £165 million in H1 2015; Transaction Services income fell from £292 million in H1 2014 to £230 million in H1 2015; disposal losses of £141 million were incurred in H1 2015 (nil in H1 2014). Within the Go-forward business Rates and Credit were impacted by uncertainty in the Eurozone while Currencies incurred a loss when the Swiss central bank removed unexpectedly the Swiss Franc's peg to the Euro.

Note:

(1)
The business transfer from CIB to CPB was effective from 1 May 2015. Comparatives were not restated and for the whole period the financials of the UK large corporate business were: total income of £32 million in H1 2015 (H1 2014 - £31 million; Q2 2015 - £19 million; Q1 2015 - £15 million; Q2 2014 - £16 million); operating expenses of £2 million in H1 2015 (H1 2014 - £4 million; Q2 2015 - £1 million; Q1 2015 - £1 million; Q2 2014 - £2 million); net loans and advances to customers of £2.1 billion (31 March 2015 - £2.0 billion; 31 December 2014 - £1.8 billion);  and RWAs of £2.3 billion (31 March 2015 - £2.1 billion; 31 December 2014 - £2.1 billion).

Corporate & Institutional Banking

Key points (continued)

H1 2015 compared with H1 2014 (continued)

●
Operating expenses increased from £2,158 million to £3,430 million in H1 2015 due to a higher level of litigation and conduct costs and restructuring costs The increased restructuring costs of £1,025 million reflect February's strategic announcement and were driven by the write-down of intangible assets totalling £521 million and provision for staff redundancies, as the business strives to become a smaller, simpler bank. Adjusted expenses fell by 20% to £1,532 million as headcount continued to be reduced and discretionary expenditure tightly controlled.

●
RWAs fell substantially, from £128 billion at 30 June 2014 to £88 billion at 30 June 2015 reflecting the ongoing drive to reduce both the scale and risk of the business. This was reinforced by the creation of CIB Capital Resolution where an acceleration of disposals means RWAs have fallen by £19 billion since 31 December 2014 and are ahead of plan. CIB is on track to deliver the previously announced target of a £25 billion reduction in 2015.

Q2 2015 compared with Q1 2015

●
Operating loss increased by £593 million to £1,334 million, reflecting lower income and higher restructuring costs, partially offset by lower litigation and conduct costs. Adjusted operating loss was £227 million compared with a profit of £50 million in Q1 2015 as the reduction in adjusted expenses was more than offset by lower income.

●
Total income fell by £284 million to £520 million. This was driven by the wind down of CIB Capital Resolution where: Markets income fell from £94 million in Q1 2015 to £21 million in Q2 2015; Portfolio income increased from £80 million in Q1 2015 to £85 million in Q2 2015; Transaction Services income fell from £126 million in Q1 2015 to £104 million in Q2 2015; disposal losses increased from £28 million in Q1 2015 to £113 million in Q2 2015. CIB Go-forward income declined by 28% from £430 million to £310 million, driven by uncertainty in European markets, impacting both rates trading and debt capital market issuance.

●
Operating expenses increased by £252 million to £1,841 million as a lower level of litigation and conduct expenses was more than offset by higher restructuring costs. Adjusted expenses fell by £64 million to £734 million due to ongoing reductions in both headcount and discretionary expenditure.

●	RWAs fell by £15 billion to £88 billion, £13 billion of which was in CIB Capital Resolution driven by reductions in both the loan portfolio and the trading book.

Q2 2015 compared with Q2 2014

●
Operating loss totalled £1,334 million, compared with £25 million in Q2 2014. This reflected lower income, an increase in restructuring costs to £734 million following the recent strategic announcement and higher litigation and conduct costs of £373 million, partially offset by lower adjusted expenses falling by 22% to £734 million. Adjusted operating loss was £227 million, compared with a profit of £177 million in Q2 2014.

Note:

(1)
The business transfer from CIB to CPB was effective from 1 May 2015. Comparatives were not restated and for the whole period the financials of the UK large corporate business were: total income of £32 million in H1 2015 (H1 2014 - £31 million; Q2 2015 - £19 million; Q1 2015 - £15 million; Q2 2014 - £16 million); operating expenses of £2 million in H1 2015 (H1 2014 - £4 million; Q2 2015 - £1 million; Q1 2015 - £1 million; Q2 2014 - £2 million); net loans and advances to customers of £2.1 billion (31 March 2015 - £2.0 billion; 31 December 2014 - £1.8 billion);  and RWAs of £2.3 billion (31 March 2015 - £2.1 billion; 31 December 2014 - £2.1 billion).

Corporate & Institutional Banking

Key points (continued)

Q2 2015 compared with Q2 2014 (continued)

●
The reduction in total income of £556 million was driven by CIB Capital Resolution, where: Markets income fell from £282 million in Q2 2014 to £21 million in Q2 2015 (primarily due to the wind down of US asset-backed products); Portfolio income was at £85 million in both periods; Transaction Services income fell from £145 million in Q2 2014 to £104 million in Q2 2015; disposal losses of £113 million were incurred in Q2 2015 (nil in Q2 2014). In CIB Go-forward lower Credit income was driven by the market-wide reduction in EMEA debt capital market issuance compared to the same period last year.

●
Operating expenses increased by £695 million to £1,841 million and included a £582 million increase in restructuring costs and a £323 million increase in litigation and conduct costs. Adjusted expenses fell by 22% reflecting the ongoing drive to reduce costs and simplify the business.

Note:
(1)
The business transfer from CIB to CPB was effective from 1 May 2015. Comparatives were not restated and for the whole period the financials of the UK large corporate business were: total income of £32 million in H1 2015 (H1 2014 - £31 million; Q2 2015 - £19 million; Q1 2015 - £15 million; Q2 2014 - £16 million); operating expenses of £2 million in H1 2015 (H1 2014 - £4 million; Q2 2015 - £1 million; Q1 2015 - £1 million; Q2 2014 - £2 million); net loans and advances to customers of £2.1 billion (31 March 2015 - £2.0 billion; 31 December 2014 - £1.8 billion);  and RWAs of £2.3 billion (31 March 2015 - £2.1 billion; 31 December 2014 - £2.1 billion).

Central items

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Central items not allocated	(47)	91	164	(211)	86

Funding and operating costs have been allocated to operating segments based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one segment.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a segment.

Key points

H1 2015 compared with H1 2014

•
Central items not allocated represented a charge of £47 million compared with a credit of £91 million in H1 2014. This includes a loss of £69 million on the disposal of available-for-sale securities in Treasury, compared with a gain of £215 million in the first half of 2014. Partially offsetting this, Treasury funding costs, including volatile items under IFRS, were a gain of £93 million in H1 2015 compared with a charge of £4 million in H1 2014.

Q2 2015 compared with Q1 2015

•
Central items not allocated represented a credit of £164 million compared with a charge of £211 million in Q1 2015. This was principally driven by Treasury funding costs, including volatile items under IFRS, resulting in a £201 million gain against a £108 million charge in Q1 2015.

Q2 2015 compared with Q2 2014

•
Central items not allocated represented a credit of £164 million compared with a credit of £86 million in Q2 2014. Treasury funding costs, including volatile items under IFRS, resulted in a gain of £201 million compared with £46 million in Q2 2014. Partially offsetting this, restructuring charges relating to Williams & Glyn were £126 million in the quarter, £67 million higher than Q2 2014. In addition, losses on the disposal of available-for-sale securities in Treasury were £42 million compared to a gain of £13 million in Q2 2014.

Citizens Financial Group (£ Sterling)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,104	987	551	553	499

Net fees and commissions	371	350	191	180	181
Other non-interest income	119	270	55	64	210

Non-interest income	490	620	246	244	391

Total income	1,594	1,607	797	797	890

Direct expenses
- staff costs	(564)	(512)	(275)	(289)	(261)
- other costs	(422)	(501)	(215)	(207)	(252)
Restructuring costs	(33)	(69)	(27)	(6)	(69)

Operating expenses	(1,019)	(1,082)	(517)	(502)	(582)

Profit before impairment losses	575	525	280	295	308
Impairment losses	(89)	(104)	(51)	(38)	(31)

Operating profit	486	421	229	257	277

Operating profit - adjusted (1)	519	490	256	263	346

Average exchange rate - US$/£	1.524	1.669	1.532	1.514	1.683

Key metrics	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014

Performance ratios
Return on equity (2)	6.8%	6.9%	6.5%	7.2%	9.0%
Return on equity - adjusted (1,2)	7.3%	8.0%	7.2%	7.4%	11.2%
Net interest margin	2.80%	2.94%	2.78%	2.83%	2.93%
Cost:income ratio	64%	67%	65%	63%	65%
Cost:income ratio - adjusted (1)	62%	63%	62%	62%	58%

Notes:

(1)	Excluding restructuring costs.
(2)	Return on equity is based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average of segmental RWAe).

Citizens Financial Group (£ Sterling)

	30 June	31 March		31 December
	2015	2015		2014
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)	61.9	64.0	(3%)	60.1	3%
Loan impairment provisions	(0.5)	(0.6)	(17%)	(0.5)	-

Net loans and advances to customers	61.4	63.4	(3%)	59.6	3%

Total assets	87.2	91.8	(5%)	84.9	3%
Funded assets	86.8	91.3	(5%)	84.5	3%
Investment securities	16.0	16.9	(5%)	15.8	1%

Risk elements in lending	1.2	1.4	(14%)	1.3	(8%)

Provision coverage (1)	43%	41%	200bp	40%	300bp
Customer deposits (excluding repos)	63.8	65.8	(3%)	60.6	5%
Bank deposits (excluding repos)	4.5	5.1	(12%)	5.1	(12%)
Loan:deposit ratio (excluding repos)	96%	96%	-	98%	(200bp)
Risk-weighted assets (2)
- Credit risk
- non-counterparty	64.0	66.1	(3%)	62.4	3%
- counterparty	0.9	1.0	(10%)	0.9	-
- Operational risk	4.9	4.9	-	5.1	(4%)

Total risk-weighted assets	69.8	72.0	(3%)	68.4	2%

Spot exchange rate - US$/£	1.572	1.485		1.562

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	RWAs on an end-point CRR basis.

Key points

●	Sterling strengthened against the US Dollar during the first half of 2015, with the spot exchange rate at the 30 June 2015 increasing 1% compared with 31 December 2014.
●	Performance is described in full in the US Dollar based financial statements set out on pages 57 to 59.
don

Citizens Financial Group (US dollar)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	$m	$m	$m	$m	$m

Income statement
Net interest income	1,682	1,647	845	837	838

Net fees and commissions	565	584	293	272	305
Other non-interest income	181	452	84	97	353

Non-interest income	746	1,036	377	369	658

Total income	2,428	2,683	1,222	1,206	1,496

Direct expenses
- staff costs	(859)	(855)	(423)	(436)	(439)
- other costs	(643)	(835)	(330)	(313)	(423)
Restructuring costs	(50)	(115)	(40)	(10)	(115)

Operating expenses	(1,552)	(1,805)	(793)	(759)	(977)

Profit before impairment losses	876	878	429	447	519
Impairment losses	(135)	(174)	(77)	(58)	(53)

Operating profit	741	704	352	389	466

Operating profit - adjusted (1)	791	819	392	399	581

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014

Performance ratios
Return on equity (2)	6.8%	6.9%	6.5%	7.2%	9.0%
Return on equity - adjusted (1,2)	7.3%	8.0%	7.2%	7.4%	11.2%
Net interest margin	2.80%	2.94%	2.78%	2.83%	2.93%
Cost:income ratio	64%	67%	65%	63%	65%
Cost:income ratio - adjusted (1)	62%	63%	62%	62%	58%

Notes:

(1)	Excluding restructuring costs.
(2)	Return on equity is based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average of segmental RWAe).

Citizens Financial Group (US dollar)

	30 June	31 March		31 December
	2015	2015		2014
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Loans and advances to customers (gross)	97.3	94.9	3%	93.9	4%
Loan impairment provisions	(0.8)	(0.8)	-	(0.8)	-

Net loans and advances to customers	96.5	94.1	3%	93.1	4%

Total assets	137.0	136.3	1%	132.6	3%
Funded assets	136.4	135.6	1%	132.0	3%
Investment securities	25.1	25.1	-	24.7	2%

Risk elements in lending	1.9	2.0	(5%)	2.1	(10%)

Provision coverage (1)	43%	41%	200bp	40%	300bp
Customer deposits (excluding repos)	100.3	97.7	3%	94.6	6%
Bank deposits (excluding repos)	7.0	7.6	(8%)	8.0	(13%)
Loan:deposit ratio (excluding repos)	96%	96%	-	98%	(200bp)
Risk-weighted assets (2)
- Credit risk
- non-counterparty	100.5	98.1	2%	97.4	3%
- counterparty	1.5	1.5	-	1.4	7%
- Operational risk	7.7	7.3	5%	8.0	(4%)

Total risk-weighted assets	109.7	106.9	3%	106.8	3%

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	RWAs on an end-point CRR basis.

Key points
Sterling and US dollar period on period movements are not necessarily directly comparable due to the impact of exchange rate movements.

H1 2015 compared with H1 2014

•
Operating profit increased £65 million ($37 million) or 15% (5%), to £486 million ($741 million) and was impacted by the weakening of sterling against the US dollar, and lower income, reflecting the Q2 2014 gain on the sale of the Illinois franchise, partially offset by lower expenses.  Excluding the impact of the Illinois sale, £170 million ($283 million) net gain, restructuring costs and the depreciation and amortisation change(1), operating profit was up £102 million ($107 million), or 32% (20%) reflecting higher income and lower expenses and impairments.

•
Excluding the gain on the sale of the Illinois franchise, total income was up £157 million ($28 million), or 11% (1%), despite an estimated £30 million ($50 million) reduction related to the Illinois franchise sale. The net interest income improvement was driven by the benefit of earning asset growth and a reduction in pay-fixed swap costs partially offset by continued pressure from the relatively persistent low rate environment on loan yields and mix, the impact of the Illinois franchise sale and higher borrowing costs related to the issuance of subordinated debt and senior notes.  Non-interest income decline is driven by the impact from the Illinois franchise sale and lower leasing income partially offset by strength in mortgage banking fees.

•
Operating expenses, excluding restructuring costs and the depreciation and amortisation change, increased by £70 million, or 7% to £1,083 million reflecting the weakening of sterling against the US dollar. On a US dollar basis operating expenses were down $40 million, or 2%, to $1,650 million due to lower regulatory costs and the impact of the Illinois franchise sale.

•
Impairment losses decreased £15 million ($39 million), or 14% (22%), to £89 million ($135 million) reflecting continued improvement in asset quality, and a reduction in net charge-offs somewhat offset by loan growth.

Note:

(1)	Starting Q1 2015, as it is a disposal group, CFG will no longer charge depreciation and amortisation.

Citizens Financial Group (US dollar)

Key points (continued)

H1 2015 compared with H1 2014 (continued)

•
Average loans and advances were up 18% (8% on a US dollar basis) due to commercial loan growth and retail loan growth driven by auto, residential mortgage and student loans partially offset by home equity run-off.

•	Average customer deposits were up 16% (6% on a US dollar basis), driven by growth in money market, term deposits and checking accounts with interest.

Q2 2015 compared with Q1 2015

•
Operating profit decreased by £28 million ($37 million), or 11% (10%), to £229 million ($352 million) reflecting on a US dollar basis, higher expenses and impairments partially offset by higher income.  Adjusted operating profit was down £7 million ($7 million), or 3% (2%), to £256 million ($392 million) with an increase in impairment losses largely offset by revenue growth and expense discipline.

•
Total income remained stable at £797 million. On a US dollar basis total income increased by $16 million, or 1%, to $1,222 million. Net interest income was down £2 million to £551 million. On a US dollar basis net interest income was up $8 million to $845 million, reflecting the benefit of loan growth and an additional day in the quarter, muted by the continued downward impact of the rate environment on earning asset yields. Non-interest income remained stable at £246 million. On a US dollar basis non-interest income increase of $8 million was driven by improvement across most categories partially offset by a gain on sale of mortgage loans in Q1 2015 of $10 million.

•	Operating expenses, excluding restructuring costs, remained stable as the benefit of seasonally lower salary and benefits expense was offset by the effect of more normalised outside services costs.

•
Impairment losses increased £13 million ($19 million), or 34% (33%), to £51 million ($77 million) reflecting a return to more normalised net charge-off levels from the prior quarter, which benefited from a large commercial real estate loan recovery.

Q2 2015 compared with Q2 2014

•
Operating profit decreased by £48 million ($114 million), or 17% (24%), to £229 million ($352 million). Excluding the impact of the Illinois franchise sale, £170 million ($283 million) net gain, restructuring costs and the depreciation and amortisation change, operating profit was up £34 million ($23 million), or 19% (8%), to £210 million ($321 million).

•
Total income, excluding the Q2 2014 gain on the sale of the Illinois franchise, was up £77 million ($9 million), or 11% (1%), to £797 million ($1,222 million) despite an estimated £15 million ($25 million) reduction related to the Illinois franchise sale.  Drivers are consistent with H1 2015 compared with H1 2014.

•
Operating expenses, excluding restructuring costs and the depreciation and amortisation change were up £23 million, or 4%, to £536 million, reflecting the weakening of sterling against the US dollar with the average exchange rate decreasing 9%. On a US dollar basis operating expenses were down $38 million, or 4%, to $824 million reflecting the decrease related to the impact of the Illinois franchise sale and lower regulatory costs.

•
Impairment losses increased £20 million ($24 million), or 65% (45%), to £51 million ($77 million) as the benefit of underlying improvement in credit quality was more than offset by increases related to overall loan growth.

RBS Capital Resolution

RCR is managed and analysed in four asset management groups - Ulster Bank (RCR Ireland), Real Estate Finance, Corporate and Markets. Real Estate Finance excludes commercial real estate lending in Ulster Bank.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Income statement
Net interest income	(20)	11	(12)	(8)	16

Net fees and commissions	8	31	5	3	17
Income from trading activities (1)	48	(53)	40	8	(69)
Other operating income (1)	129	119	12	117	71

Non-interest income	185	97	57	128	19

Total income	165	108	45	120	35

Direct expenses
- staff costs	(56)	(89)	(31)	(25)	(51)
- other costs	(13)	(32)	(7)	(6)	(14)
Indirect expenses	(32)	(55)	(15)	(17)	(32)

Operating expenses	(101)	(176)	(53)	(48)	(97)

Profit/(loss) before impairment losses	64	(68)	(8)	72	(62)
Impairment releases (1)	293	20	184	109	128

Operating profit/(loss)	357	(48)	176	181	66

Total income
Ulster Bank	(32)	1	(15)	(17)	14
Real Estate Finance	60	96	35	25	13
Corporate	75	(14)	(16)	91	(12)
Markets	62	25	41	21	20

Total income	165	108	45	120	35
	`	`	`	`	`
Impairment (releases)/losses
Ulster Bank	(172)	(15)	(33)	(139)	(67)
Real Estate Finance	(72)	(34)	(44)	(28)	(123)
Corporate	(107)	39	(117)	10	73
Markets	58	(10)	10	48	(11)

Total impairment releases	(293)	(20)	(184)	(109)	(128)

Loan impairment charge as % of gross loans
and advances (2)
Ulster Bank	(7.3%)	(0.2%)	(2.8%)	(8.6%)	(1.9%)
Real Estate Finance	(5.5%)	(0.9%)	(6.8%)	(3.2%)	(6.6%)
Corporate	(6.9%)	1.0%	(15.1%)	0.9%	3.7%
Markets	(1.3%)	(2.0%)	(0.7%)	(2.0%)	(3.6%)

Total	(6.5%)	(0.1%)	(7.1%)	(4.2%)	(1.7%)

Notes:

(1)
Asset disposals contributed £283 million in H1 2015 and £164 million in Q2 2015 (H1 2014 - £281 million; Q1 2015 - £119 million; Q2 2014 - £225 million) to RCR's operating profit: impairment provision releases of £231 million in H1 2015 and £167 million in Q2 2015 (H1 2014 - £321 million; Q1 2015 - £64 million; Q2 2014 - £257 million); loss in income from trading activities of £25 million in H1 2015 and £6 million in Q2 2015 (H1 2014 - £1 million gain; Q1 2015 - £19 million loss; Q2 2014 - £6 million gain) and gain in other operating income of £77 million in H1 2015 and £3 million in Q2 2015 (H1 2014 - £41 million loss; Q1 2015 - £74 million gain; Q2 2014 - £38 million loss).

(2)	Includes disposal groups.

RBS Capital Resolution

	30 June	31 March	31 December
	2015	2015	2014
	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers (gross) (1)	11.0	15.1	21.9
Loan impairment provisions	(5.1)	(7.1)	(10.9)

Net loans and advances to customers	5.9	8.0	11.0

Debt securities	0.6	0.8	1.0
Total assets	16.5	22.8	29.0
Funded assets	8.4	11.1	14.9

Risk elements in lending (1)	7.4	10.2	15.4
Provision coverage (2)	69%	70%	71%
Risk-weighted assets
- Credit risk
- non-counterparty	7.8	9.7	13.6
- counterparty	3.0	3.8	4.0
- Market risk	4.0	4.1	4.4
- Operational risk	(0.4)	(0.4)	-

Total risk-weighted assets	14.4	17.2	22.0

Total RWA equivalent (3)	17.9	21.7	27.3

Gross loans and advances to customers (1)
Ulster Bank	4.7	6.5	11.0
Real Estate Finance	2.6	3.5	4.1
Corporate	3.1	4.5	6.2
Markets	0.6	0.6	0.6

	11.0	15.1	21.9

Funded assets - Ulster Bank
Commercial real estate - investment	0.6	0.7	1.2
Commercial real estate - development	0.2	0.4	0.7
Other corporate	0.2	0.4	0.7

	1.0	1.5	2.6

Funded assets - Real Estate Finance (4)
UK	1.7	2.3	2.5
Germany	0.2	0.3	0.4
Spain	0.3	0.5	0.5
Other	0.3	0.4	0.8

	2.5	3.5	4.2

Funded assets - Corporate
Structured finance	0.6	0.9	1.7
Shipping	1.1	1.5	1.8
Other	1.5	1.8	2.3

	3.2	4.2	5.8

Funded assets - Markets
Securitised products	1.3	1.5	1.8
Emerging markets	0.4	0.4	0.5

	1.7	1.9	2.3

Notes:

(1)	Includes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)
RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. RBS applies a CET1 ratio of 10% for RCR; this results in an end point CRR RWAe conversion multiplier of 10.

(4)	Includes investment properties.

RBS Capital Resolution

Funded assets
	Beginning					End of
	of period	Repayments	Disposals (1)	Impairments	Other	period
Half year ended 30 June 2015	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	2.6	-	(1.6)	0.2	(0.2)	1.0
Real Estate Finance	4.2	(0.4)	(1.2)	-	(0.1)	2.5
Corporate	5.8	(1.0)	(1.8)	0.1	0.1	3.2
Markets	2.3	(0.2)	(0.3)	-	(0.1)	1.7

Total	14.9	(1.6)	(4.9)	0.3	(0.3)	8.4

Quarter ended 30 June 2015

Ulster Bank	1.5	-	(0.5)	0.1	(0.1)	1.0
Real Estate Finance	3.5	(0.3)	(0.7)	-	-	2.5
Corporate	4.2	(0.4)	(0.6)	0.1	(0.1)	3.2
Markets	1.9	(0.1)	-	-	(0.1)	1.7

Total	11.1	(0.8)	(1.8)	0.2	(0.3)	8.4

Life to date

Ulster Bank	4.8	(0.2)	(4.4)	1.3	(0.5)	1.0
Real Estate Finance	9.5	(2.7)	(4.1)	0.1	(0.3)	2.5
Corporate	9.8	(3.3)	(3.7)	0.1	0.3	3.2
Markets	4.8	(1.3)	(1.8)	-	-	1.7

Total	28.9	(7.5)	(14.0)	1.5	(0.5)	8.4

Risk-weighted assets
	Beginning			Risk		Other (3)	End of
	of period	Repayments	Disposals (1)	parameters (2)	Impairments		period
Half year ended 30 June 2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	1.3	-	(0.5)	(0.3)	-	-	0.5
Real Estate Finance	4.7	(0.5)	(0.8)	(0.8)	-	(0.2)	2.4
Corporate	7.2	(0.6)	(1.7)	(0.8)	-	0.1	4.2
Markets	8.8	(0.6)	(0.5)	(0.1)	-	(0.3)	7.3

Total	22.0	(1.7)	(3.5)	(2.0)	-	(0.4)	14.4

Quarter ended 30 June 2015

Ulster Bank	0.7	-	(0.1)	(0.1)	-	-	0.5
Real Estate Finance	3.7	(0.4)	(0.3)	(0.5)	-	(0.1)	2.4
Corporate	4.9	(0.3)	(0.4)	0.1	-	(0.1)	4.2
Markets	7.9	(0.4)	(0.1)	(0.1)	-	-	7.3

Total	17.2	(1.1)	(0.9)	(0.6)	-	(0.2)	14.4

Life to date

Ulster Bank	3.3	(0.5)	(1.0)	(1.2)	-	(0.1)	0.5
Real Estate Finance	13.5	(2.7)	(2.2)	(6.0)	-	(0.2)	2.4
Corporate	16.4	(2.8)	(4.7)	(4.9)	(0.4)	0.6	4.2
Markets	13.5	(3.3)	(3.2)	0.1	-	0.2	7.3

Total	46.7	(9.3)	(11.1)	(12.0)	(0.4)	0.5	14.4

For the notes to this table refer to the following page.

RBS Capital Resolution

Capital deductions
	Beginning			Risk	Impairments	Other (3)	End of
	of period	Repayments	Disposals (1)	parameters (2)			period
Half year ended 30 June 2015	£m	£m	£m	£m	£m	£m	£m

Ulster Bank	258	(1)	(156)	(14)	85	(27)	145
Real Estate Finance	111	(27)	(86)	96	1	(24)	71
Corporate	112	(47)	(43)	87	(4)	(9)	96
Markets	53	(8)	(5)	(4)	-	(3)	33

Total	534	(83)	(290)	165	82	(63)	345

Quarter ended 30 June 2015

Ulster Bank	236	(1)	(49)	(27)	-	(14)	145
Real Estate Finance	158	(7)	(87)	20	(7)	(6)	71
Corporate	15	9	24	46	15	(13)	96
Markets	37	(5)	-	1	-	-	33

Total	446	(4)	(112)	40	8	(33)	345

Life to date

Ulster Bank	559	(31)	(382)	(130)	166	(37)	145
Real Estate Finance	505	(423)	(769)	717	79	(38)	71
Corporate	477	(239)	(156)	104	(106)	16	96
Markets	291	(23)	(85)	(143)	1	(8)	33

Total	1,832	(716)	(1,392)	548	140	(67)	345

RWA equivalent (4)
	Beginning			Risk	Impairments	Other (3)	End of
	of period	Repayments	Disposals (1)	parameters (2)			period
Half year ended 30 June 2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	3.9	-	(2.0)	(0.4)	0.8	(0.3)	2.0
Real Estate Finance	5.8	(0.8)	(1.6)	0.2	(0.1)	(0.4)	3.1
Corporate	8.3	(1.0)	(2.2)	0.1	(0.1)	0.1	5.2
Markets	9.3	(0.8)	(0.5)	(0.1)	-	(0.3)	7.6

Total	27.3	(2.6)	(6.3)	(0.2)	0.6	(0.9)	17.9

Quarter ended 30 June 2015

Ulster Bank	3.1	-	(0.6)	(0.4)	-	(0.1)	2.0
Real Estate Finance	5.3	(0.5)	(1.2)	(0.3)	(0.1)	(0.1)	3.1
Corporate	5.0	(0.1)	(0.2)	0.6	0.1	(0.2)	5.2
Markets	8.3	(0.5)	(0.1)	(0.1)	-	-	7.6

Total	21.7	(1.1)	(2.1)	(0.2)	-	(0.4)	17.9

Life to date

Ulster Bank	8.9	(0.8)	(4.7)	(2.5)	1.5	(0.4)	2.0
Real Estate Finance	18.6	(7.0)	(9.8)	1.1	0.6	(0.4)	3.1
Corporate	21.1	(5.0)	(6.2)	(3.9)	(1.5)	0.7	5.2
Markets	16.4	(3.6)	(4.0)	(1.2)	-	-	7.6

Total	65.0	(16.4)	(24.7)	(6.5)	0.6	(0.1)	17.9

Notes:

(1)	Includes all effects relating to disposals, including associated removal of deductions from regulatory capital.
(2)	Principally reflects credit migration and other technical adjustments.
(3)	Includes fair value adjustments and foreign exchange movements.
(4)
RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. RBS applies a CET1 ratio of 10% for RCR; this results in an end point CRR RWAe conversion multiplier of 10.

RBS Capital Resolution

Gross loans and advances, REIL and impairments

				Credit metrics			Year-to-date
				REIL as a	Provisions	Provisions	Impairment
	Gross			% of gross	as a %	as a % of	(releases)/	Amounts
	loans	REIL	Provisions	loans	of REIL	gross loans	losses (2)	written-off
30 June 2015 (1)	£bn	£bn	£bn	%	%	%	£m	£m

By sector:
Commercial real estate
- investment	3.4	2.7	1.4	79	52	41	(114)	1,302
- development	2.7	2.6	2.3	96	88	85	(25)	2,573
Asset finance	1.2	0.4	0.2	33	50	17	7	226
Other corporate	3.7	1.7	1.2	46	71	32	(161)	871

Total	11.0	7.4	5.1	67	69	46	(293)	4,972

By donating segment
and sector
Ulster Bank
Commercial real estate
- investment	1.3	1.3	0.9	100	69	69	1	990
- development	2.4	2.4	2.2	100	92	92	(79)	2,511
Other corporate	1.0	0.9	0.8	90	89	80	(94)	605

Total Ulster Bank	4.7	4.6	3.9	98	85	83	(172)	4,106

Commercial Banking
Commercial real estate
- investment	0.9	0.5	0.1	56	20	11	(20)	118
- development	0.2	0.1	0.1	50	100	50	(8)	52
Other corporate	0.5	0.3	0.1	60	33	20	(44)	118

Total Commercial Banking	1.6	0.9	0.3	56	33	19	(72)	288

CIB
Commercial real estate
- investment	1.2	0.9	0.4	75	44	33	(95)	194
- development	0.1	0.1	-	100	-	-	62	10
Asset finance	1.2	0.4	0.2	33	50	17	7	226
Other corporate	2.2	0.5	0.3	23	60	14	(23)	148

Total CIB	4.7	1.9	0.9	40	47	19	(49)	578

Total	11.0	7.4	5.1	67	69	46	(293)	4,972

Of which:
UK	5.6	3.2	1.7	57	53	30	(57)	2,326
Europe	5.1	4.1	3.3	80	80	65	(270)	2,622
US	0.2	-	-	-	-	-	44	1
RoW	0.1	0.1	0.1	100	100	100	(10)	23

Customers	11.0	7.4	5.1	67	69	46	(293)	4,972
Banks	0.6	-	-	-	-	-	-	9

Total	11.6	7.4	5.1	64	69	44	(293)	4,981

For the notes to this table refer to the following page.

RBS Capital Resolution

				Credit metrics			Year-to-date
				REIL as a	Provisions	Provisions	Impairment
	Gross			% of gross	as a %	as a % of	(releases)/	Amounts
	loans	REIL	Provisions	loans	of REIL	gross loans	losses (2)	written-off
31 December 2014 (1)	£bn	£bn	£bn	%	%	%	£m	£m

By sector:
Commercial real estate
- investment	6.2	4.9	2.8	79	57	45	(553)	1,911
- development	6.4	6.2	5.3	97	85	83	(611)	560
Asset finance	2.3	0.9	0.4	39	44	17	37	80
Other corporate	7.0	3.4	2.4	49	71	34	(169)	1,032

	21.9	15.4	10.9	70	71	50	(1,296)	3,583

By donating segment
and sector
Ulster Bank
Commercial real estate
- investment	3.0	2.9	2.0	97	69	67	(450)	445
- development	5.8	5.8	5.1	100	88	88	(608)	425
Other corporate	2.2	2.0	1.5	91	75	68	(48)	256

Total Ulster Bank	11.0	10.7	8.6	97	80	78	(1,106)	1,126

Commercial Banking
Commercial real estate
- investment	1.2	0.7	0.2	58	29	17	(5)	228
- development	0.4	0.3	0.1	75	33	25	(11)	104
Other corporate	1.0	0.5	0.3	50	60	30	-	192

Total Commercial Banking	2.6	1.5	0.6	58	40	23	(16)	524

CIB
Commercial real estate
- investment	2.0	1.3	0.6	65	46	30	(98)	1,238
- development	0.2	0.1	0.1	50	100	50	8	31
Asset finance	2.3	0.9	0.4	39	44	17	37	80
Other corporate	3.8	0.9	0.6	24	67	16	(121)	584

Total CIB	8.3	3.2	1.7	39	53	20	(174)	1,933

Total	21.9	15.4	10.9	70	71	50	(1,296)	3,583

Of which:
UK	10.0	6.2	4.1	62	66	41	(402)	2,266
Europe	10.9	8.9	6.6	82	74	61	(875)	1,267
US	0.3	0.1	-	33	-	-	(19)	26
RoW	0.7	0.2	0.2	29	100	29	-	24

Customers	21.9	15.4	10.9	70	71	50	(1,296)	3,583
Banks	0.5	-	-	-	-	-	(10)	8

Total	22.4	15.4	10.9	69	71	49	(1,306)	3,591

Notes:

(1) Includes disposal groups.
(2) Impairment (releases)/losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.

RBS Capital Resolution

Key points

●	RCR funded assets have fallen by 78% since the initial pool of assets was identified. The commitment is to reduce funded assets by 85% by the end of 2015, a year earlier than planned.

●
RCR funded assets fell to £8 billion, a reduction of £7 billion, or 44%, since the beginning of the year. The reduction was mainly achieved through disposals and repayments. Disposal activity continues across the portfolio, with 342 deals completed during H1 2015 at an average price of 106% of book value.

●
Since the start of the year RWA equivalent has fallen by £9 billion to £18 billion reflecting the combination of disposals and repayments offset by the impact of further impairment releases and write-offs.

●
Operating profit for H1 2015 was £357 million, driven by impairment releases of £293 million reflective of an improvement in underlying collateral values, proactive debt management and favourable economic conditions.

●	The net effect of the operating profit of £357 million and RWA equivalent reduction of £9 billion (1) was CET1 accretion of £1.3 billion.

Q2 2015 compared with Q1 2015

•	RCR funded assets have been reduced by £3 billion, or 24% to £8 billion from Q1 2015, driven by disposals and repayments.

•	RWA equivalent decreased by £4 billion, or 18%, since Q1 2015.

Q2 2015 compared with Q2 2014

•	RCR funded assets have been reduced by £13 billion, or 60%, from Q2 2014.

•	RWA equivalent decreased by £26 billion, or 59%, from Q2 2014. This primarily reflects our active disposal and repayment programme.

Note:

(1)	Capital equivalent: £0.9 billion at an internal CET1 ratio of 10%.

Condensed consolidated income statement for the period ended 30 June 2015

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Interest receivable	6,107	6,544	3,031	3,076	3,279
Interest payable	(1,689)	(2,038)	(816)	(873)	(980)

Net interest income	4,418	4,506	2,215	2,203	2,299

Fees and commissions receivable	1,958	2,243	969	989	1,126
Fees and commissions payable	(363)	(475)	(186)	(177)	(244)
Income from trading activities	875	1,450	545	330	528
Gain on redemption of own debt	-	20	-	-	-
Other operating income	368	805	194	174	154

Non-interest income	2,838	4,043	1,522	1,316	1,564

Total income	7,256	8,549	3,737	3,519	3,863

Staff costs	(2,855)	(2,997)	(1,530)	(1,325)	(1,558)
Premises and equipment	(745)	(1,126)	(326)	(419)	(546)
Other administrative expenses	(2,366)	(1,357)	(1,027)	(1,339)	(780)
Depreciation and amortisation	(712)	(466)	(200)	(512)	(237)
Write down of goodwill and other intangible assets	(606)	(212)	(606)	-	(130)

Operating expenses	(7,284)	(6,158)	(3,689)	(3,595)	(3,251)

(Loss)/profit before impairment losses	(28)	2,391	48	(76)	612
Impairment releases/(losses)	321	(165)	192	129	124

Operating profit before tax	293	2,226	240	53	736
Tax charge	(293)	(592)	(100)	(193)	(278)

Profit/(loss) from continuing operations	-	1,634	140	(140)	458

Profit/(loss) from discontinued operations, net of tax
- Citizens (2)	354	285	674	(320)	181
- Other	4	35	-	4	26

Profit/(loss) from discontinued operations,
net of tax	358	320	674	(316)	207

Profit/(loss) for the period	358	1,954	814	(456)	665
Non-controlling interests	(344)	(42)	(428)	84	(23)
Preference shares	(143)	(140)	(73)	(70)	(75)
Other dividends	(24)	(27)	(20)	(4)	(17)
Dividend access share	-	(320)	-	-	(320)

(Loss)/profit attributable to ordinary and
B shareholders	(153)	1,425	293	(446)	230

(Loss)/earnings per ordinary and equivalent
B share (EPS) (3)
Basic EPS from continuing and discontinued operations	(1.3p)	12.6p	2.5p	(3.9p)	2.0p
Basic EPS from continuing operations	(1.9p)	9.9p	0.2p	(2.1p)	0.3p

Notes:

(1)	A reconciliation between the statutory income statement above and the non-statutory income statement on page 11 is given in Appendix 2 to this announcement.
(2)
Included within Citizens discontinued operations are the results of the reportable operating segment Citizens Financial Group (CFG), the fair value remeasurement of the loss on transfer to disposal groups, and certain Citizens related activities in Central items and related one-off and other items.

(3)	Diluted EPS for continuing and discontinued operations for the half year ended 30 June 2014 was 0.1p lower than basic EPS. There was no dilutive impact in any other period.

Condensed consolidated statement of comprehensive income for the period ended 30 June 2015

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Profit/(loss) for the period	358	1,954	814	(456)	665

Items that do qualify for reclassification
Available-for-sale financial assets	(45)	529	(247)	202	265
Cash flow hedges	(710)	248	(834)	124	(47)
Currency translation	(573)	(733)	(584)	11	(598)
Tax	144	(160)	246	(102)	(72)

Other comprehensive (loss)/income after tax	(1,184)	(116)	(1,419)	235	(452)

Total comprehensive (loss)/income for the period	(826)	1,838	(605)	(221)	213

Total comprehensive (loss)/income is
attributable to:
Non-controlling interests	299	30	252	47	6
Preference shareholders	143	140	73	70	75
Paid-in equity holders	24	27	20	4	17
Dividend access share	-	320	-	-	320
Ordinary and B shareholders	(1,292)	1,321	(950)	(342)	(205)

	(826)	1,838	(605)	(221)	213

Key points

●
The movement in available-for-sale financial assets during the quarter reflects unrealised losses on available-for-sale euro and US dollar securities, partially offset by realised gains on available-for-sale equity shares. During the half year, these unrealised losses are largely offset by realised losses on available-for-sale bonds.

●	Cash flow hedging losses for both the quarter and half year predominantly result from increases in the sterling swap rate across the maturity profile of the portfolio.

●
Currency translation losses for the quarter are due to the strengthening of sterling against both the euro and the US dollar. Losses for the half year are predominantly due to the strengthening of sterling against the euro.

Condensed consolidated balance sheet at 30 June 2015

	30 June	31 March	31 December
	2015	2015	2014
	£m	£m	£m

Assets
Cash and balances at central banks	81,900	75,521	74,872
Net loans and advances to banks	20,714	25,002	23,027
Reverse repurchase agreements and stock borrowing	20,807	16,071	20,708
Loans and advances to banks	41,521	41,073	43,735
Net loans and advances to customers	314,993	333,173	334,251
Reverse repurchase agreements and stock borrowing	46,799	53,329	43,987
Loans and advances to customers	361,792	386,502	378,238
Debt securities	77,187	79,232	86,649
Equity shares	3,363	6,325	5,635
Settlement balances	9,630	11,341	4,667
Derivatives	281,857	390,565	353,590
Intangible assets	7,198	7,619	7,781
Property, plant and equipment	4,874	5,336	6,167
Deferred tax	1,479	1,430	1,540
Prepayments, accrued income and other assets	4,829	5,995	5,878
Assets of disposal groups	89,071	93,673	82,011

Total assets	964,701	1,104,612	1,050,763

Liabilities
Bank deposits	30,978	37,235	35,806
Repurchase agreements and stock lending	21,612	27,997	24,859
Deposits by banks	52,590	65,232	60,665
Customer deposits	342,023	349,289	354,288
Repurchase agreements and stock lending	44,750	41,386	37,351
Customer accounts	386,773	390,675	391,639
Debt securities in issue	41,819	45,855	50,280
Settlement balances	7,335	11,083	4,503
Short positions	24,561	19,716	23,029
Derivatives	273,589	386,056	349,805
Accruals, deferred income and other liabilities	13,962	14,242	13,346
Retirement benefit liabilities	1,869	1,843	2,579
Deferred tax	363	381	500
Subordinated liabilities	19,683	22,004	22,905
Liabilities of disposal groups	80,388	85,244	71,320

Total liabilities	902,932	1,042,331	990,571

Equity
Non-controlling interests	5,705	5,473	2,946
Owners' equity*
Called up share capital	6,981	6,925	6,877
Reserves	49,083	49,883	50,369

Total equity	61,769	62,281	60,192

Total liabilities and equity	964,701	1,104,612	1,050,763

* Owners' equity attributable to:
Ordinary and B shareholders	51,117	51,861	52,149
Other equity owners	4,947	4,947	5,097

	56,064	56,808	57,246

Average balance sheet

		Half year ended		Quarter ended
		30 June	30 June	30 June	31 March
		2015	2014	2015	2015
		%	%	%	%

Average yields, spreads and margins of the
banking business
Gross yield on interest-earning assets of banking business		2.98	3.03	2.94	3.02
Cost of interest-bearing liabilities of banking business		(1.06)	(1.18)	(1.03)	(1.09)

Interest spread of banking business		1.92	1.85	1.91	1.93
Benefit from interest-free funds		0.32	0.32	0.32	0.33

Net interest margin of banking business		2.24	2.17	2.23	2.26

Average interest rates
Base rate		0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling		0.57	0.53	0.57	0.56
- Eurodollar		0.27	0.23	0.28	0.26
- Euro		0.02	0.30	(0.01)	0.05

	Half year ended			Half year ended
	30 June 2015			30 June 2014
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	76,736	199	0.52	69,097	178	0.52
Loans and advances to customers	366,858	6,795	3.74	382,326	7,061	3.72
Debt securities	52,132	335	1.30	55,845	383	1.38

Interest-earning assets
- banking business (1,2,3,4)	495,726	7,329	2.98	507,268	7,622	3.03
- trading business (5)	151,588			176,200

Non-interest earning assets	413,399			351,329

Total assets	1,060,713			1,034,797

Memo: Funded assets	701,616			745,611

Liabilities
Deposits by banks	13,818	46	0.67	16,877	92	1.10
Customer accounts	290,317	839	0.58	302,157	987	0.66
Debt securities in issue	35,463	431	2.45	43,954	586	2.69
Subordinated liabilities	20,963	447	4.30	23,831	432	3.66
Internal funding of trading business	(15,505)	52	(0.68)	(20,254)	57	(0.57)

Interest-bearing liabilities
- banking business (1,2,4)	345,056	1,815	1.06	366,565	2,154	1.18
- trading business (5)	159,632			185,308

Non-interest-bearing liabilities
- demand deposits	97,349			81,316
- other liabilities	397,104			341,458
Owners' equity (6)	61,572			60,150

Total liabilities and owners' equity	1,060,713			1,034,797

Notes:

(1)
Interest receivable has been increased by nil (H1 2014 - £1 million) and interest payable has been increased by £8 million (H1 2014 - £29 million) in respect of interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)	In H1 2014 interest payable has been decreased by £3 million to exclude RFS Holdings minority interest. Related interest-bearing liabilities have also been adjusted.
(3)
Interest receivable includes amounts (unwind of discount) recognised on impaired loans and receivables. Such loans are included in average loans and advances to banks and average loans and advances to customers.

(4)
Interest receivable has been increased by £1,222 million (H1 2014 - £1,077 million) and interest payable has been increased by £118 million (H1 2014 - £90 million) to include the discontinued operations of Citizens. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(5)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(6)	Including equity attributable to ordinary and B shareholders of £51,174 million (H1 2014 - £53,931 million).

Average balance sheet

	Quarter ended			Quarter ended
	30 June 2015			31 March 2015
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	82,842	93	0.45	70,562	106	0.61
Loans and advances to customers	361,707	3,383	3.75	372,067	3,412	3.72
Debt securities	52,286	167	1.28	51,976	168	1.31

Interest-earning assets
- banking business (1,2,3)	496,835	3,643	2.94	494,605	3,686	3.02
- trading business (4)	149,008			154,196

Non-interest earning assets	367,169			460,143

Total assets	1,013,012			1,108,944

Memo: funded assets	696,927			706,357

Liabilities
Deposits by banks	13,021	22	0.68	14,624	24	0.67
Customer accounts	290,458	411	0.57	290,175	428	0.60
Debt securities in issue	34,336	210	2.45	36,602	221	2.45
Subordinated liabilities	20,116	218	4.35	21,820	229	4.26
Internal funding of trading business	(14,836)	19	(0.51)	(16,182)	33	(0.83)

Interest-bearing liabilities
- banking business (1,3)	343,095	880	1.03	347,039	935	1.09
- trading business (4)	157,425			161,864

Non-interest-bearing liabilities
- demand deposits	97,939			96,752
- other liabilities	352,685			442,017
Owners' equity (5)	61,868			61,272

Total liabilities and owners' equity	1,013,012			1,108,944

Notes:

(1)
Interest payable has been increased by £3 million (Q1 2015 - £5 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-bearing liabilities have also been adjusted.

(2)
Interest receivable includes amounts (unwind of discount) recognised on impaired loans and receivables. Such loans are included in average loans and advances to banks and average loans and advances to customers.

(3)
Interest receivable has been increased by £612 million (Q1 2015 - £610 million) and interest payable has been increased by £61 million (Q1 2015 - £57 million) to include the discontinued operations of Citizens. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(4)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(5)	Including equity attributable to ordinary and B shareholders of £50,567 million (Q1 2015 - £51,675 million).

Condensed consolidated statement of changes in equity for the period ended 30 June 2015

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	6,877	6,714	6,925	6,877	6,752
Ordinary shares issued	104	97	56	48	59

At end of period	6,981	6,811	6,981	6,925	6,811

Paid-in equity
At beginning of period	784	979	634	784	979
Reclassification (1)	(150)	-	-	(150)	-

At end of period	634	979	634	634	979

Share premium account
At beginning of period	25,052	24,667	25,164	25,052	24,760
Ordinary shares issued	254	218	142	112	125

At end of period	25,306	24,885	25,306	25,164	24,885

Merger reserve
At beginning and end of period	13,222	13,222	13,222	13,222	13,222

Available-for-sale reserve
At beginning of period	299	(308)	371	299	(62)
Unrealised (losses)/gains	(114)	844	(153)	39	411
Realised losses/(gains)	63	(366)	(43)	106	(148)
Tax	39	(68)	65	(26)	(63)
Recycled to profit or loss on disposal of businesses (2)	-	36	-	-	-
Transfer to retained earnings	(43)	-	4	(47)	-

At end of period	244	138	244	371	138

Cash flow hedging reserve
At beginning of period	1,029	(84)	1,109	1,029	141
Amount recognised in equity	(26)	968	(524)	498	315
Amount transferred from equity to earnings	(705)	(720)	(319)	(386)	(362)
Tax	128	(70)	169	(41)	-
Transfer to retained earnings	9	-	-	9	-

At end of period	435	94	435	1,109	94

Foreign exchange reserve
At beginning of period	3,483	3,691	2,779	3,483	3,551
Retranslation of net assets	(548)	(872)	(1,042)	494	(702)
Foreign currency gains/(losses) on hedges of net assets	38	155	604	(566)	123
Tax	(14)	(11)	-	(14)	(9)
Transfer to retained earnings	(642)	-	(24)	(618)	-

At end of period	2,317	2,963	2,317	2,779	2,963

Capital redemption reserve
At beginning and end of period	9,131	9,131	9,131	9,131	9,131

Notes:

(1)	Paid-in equity reclassified to liabilities as a result of the call of RBS Capital Trust IV in January 2015.
(2)	Net of tax of £11 million in H1 2014.
(3)	Relating to the secondary offering of Citizens Financial Group in March 2015.

Condensed consolidated statement of changes in equity for the period ended 30 June 2015

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Retained earnings
At beginning of period	(2,518)	867	(2,416)	(2,518)	1,986
(Loss)/profit attributable to ordinary and
B shareholders and other equity owners
- continuing operations	(50)	1,610	111	(161)	446
- discontinued operations	64	302	275	(211)	196
Equity preference dividends paid	(143)	(140)	(73)	(70)	(75)
Paid-in equity dividends paid, net of tax	(24)	(27)	(20)	(4)	(17)
Dividend access share dividend	-	(320)	-	-	(320)
Transfer from available-for-sale reserve	43	-	(4)	47	-
Transfer from cash flow hedging reserve	(9)	-	-	(9)	-
Transfer from foreign exchange reserve	642	-	24	618	-
Costs of placing Citizens Financial Group equity	(29)	-	-	(29)	-
Shares issued under employee share schemes	(57)	(41)	(1)	(56)	(5)
Share-based payments
- gross	10	8	6	4	47
- tax	-	(1)	-	-	-
Reclassification of paid-in equity	(27)	-	-	(27)	-

At end of period	(2,098)	2,258	(2,098)	(2,416)	2,258

Own shares held
At beginning of period	(113)	(137)	(111)	(113)	(136)
Disposal of own shares	5	1	3	2	-

At end of period	(108)	(136)	(108)	(111)	(136)

Owners' equity at end of period	56,064	60,345	56,064	56,808	60,345

Non-controlling interests
At beginning of period	2,946	473	5,473	2,946	612
Currency translation adjustments and other movements	(63)	(16)	(146)	83	(19)
Profit/(loss) attributable to non-controlling interests
- continuing operations	50	24	29	21	12
- discontinued operations	294	18	399	(105)	11
Dividends paid	(31)	-	(20)	(11)	-
Movements in available-for-sale securities
- unrealised gains/(losses)	12	(2)	(45)	57	(1)
- realised (gains)/losses	(6)	6	(6)	-	3
- tax	(5)	-	16	(21)	-
Movements in cash flow hedging reserve
- amount recognised in equity	21	-	9	12	-
- tax	(4)	-	(4)	-	-
Equity raised (3)	2,491	115	-	2,491	-

At end of period	5,705	618	5,705	5,473	618

Total equity at end of period	61,769	60,963	61,769	62,281	60,963

Total equity is attributable to:
Non-controlling interests	5,705	618	5,705	5,473	618
Preference shareholders	4,313	4,313	4,313	4,313	4,313
Paid-in equity holders	634	979	634	634	979
Ordinary and B shareholders	51,117	55,053	51,117	51,861	55,053

	61,769	60,963	61,769	62,281	60,963

For the notes to this table refer to page 72.

Condensed consolidated cash flow statement for the period ended 30 June 2015

	Half year ended
	30 June	30 June
	2015	2014
	£m	£m

Operating activities
Operating profit before tax on continuing operations	293	2,226
Operating profit before tax on discontinued operations	542	466
Adjustments for non-cash items	(3,690)	(897)

Net cash (outflow)/inflow from trading activities	(2,855)	1,795
Changes in operating assets and liabilities	12,312	(7,634)

Net cash flows from operating activities before tax	9,457	(5,839)
Income taxes (paid)/received	(201)	41

Net cash flows from operating activities	9,256	(5,798)

Net cash flows from investing activities	(1,461)	(641)

Net cash flows from financing activities	(426)	921

Effects of exchange rate changes on cash and cash equivalents	(1,885)	(2,391)

Net increase/(decrease) in cash and cash equivalents	5,484	(7,909)
Cash and cash equivalents at beginning of period	107,904	121,177

Cash and cash equivalents at end of period	113,388	113,268

Notes

1. Basis of preparation
The Group's condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and IAS 34 'Interim Financial Reporting'. They should be read in conjunction with the Group's 2014 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

The condensed consolidated financial statements have been prepared in compliance with the British Bankers' Association Code for Financial Reporting Disclosure published in September 2010.

Going concern
RBS's business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 11 to 122. Its objectives and policies in managing the financial risks to which it is exposed and its regulatory capital resources, liquidity and funding management are discussed in the Capital and risk management appendix. A summary of the risk factors which could materially affect RBS's future results are described on pages 125 to 128.

Having reviewed RBS's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2015 have been prepared on a going concern basis.

Restatements
Citizens was classified as a disposal group on 31 December 2014 and its assets and liabilities from that date have been aggregated and presented as separate lines in accordance with IFRS 5. Citizens was also reclassified as a discontinued operation; comparatives for the periods ended 30 June 2014 have been re-presented.

2. Citizens Financial Group
In March 2015, RBS sold 155.25 million shares in CFG (28.4% of CFG's common stock) for proceeds of £2.5 billion. Transaction costs of £29 million were taken to owners' equity. In April 2015, CFG purchased 10.5 million of its shares from RBS; RBS's shareholding at 30 June 2015 was 40.8%.

As required by IFRS 10 'Consolidated Financial Statements', RBS consolidates CFG despite holding a minority of voting rights. Given the significance of its voting interest and the dispersion of other shareholdings, RBS is deemed under IFRS 10 to have 'de facto' control.

CFG is classified as a disposal group and measured at the lower of carrying value and fair value less costs to sell. At 30 June 2015, the carrying value of CFG was £8.4 billion.

Notes

3. Accounting policies
There have been no significant changes to the Group's principal accounting policies as set out on pages 349 to 357 of the 2014 Annual Report and Accounts. Amendments to IFRSs effective for 2015 have not had a material effect on the results for the half year ended 30 June 2015.

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group's financial condition are those relating to pensions; goodwill; provisions for liabilities; deferred tax; loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgments are described on pages 357 to 359 of the Group's 2014 Annual Report and Accounts.

Notes

4. Analysis of income, expenses and impairment losses

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Loans and advances to customers	5,771	6,144	2,869	2,902	3,081
Loans and advances to banks	197	192	92	105	97
Debt securities	139	208	70	69	101

Interest receivable	6,107	6,544	3,031	3,076	3,279

Customer accounts	758	939	368	390	449
Deposits by banks	25	58	12	13	23
Debt securities in issue	412	556	201	211	269
Subordinated liabilities	442	428	216	226	218
Internal funding of trading businesses	52	57	19	33	21

Interest payable	1,689	2,038	816	873	980

Net interest income	4,418	4,506	2,215	2,203	2,299

Fees and commissions receivable
- payment services	469	504	238	231	254
- credit and debit card fees	355	414	174	181	201
- lending (credit facilities)	559	650	290	269	339
- brokerage	161	166	71	90	81
- investment management	162	198	80	82	96
- trade finance	126	125	62	64	65
- other	126	186	54	72	90

Fees and commissions receivable	1,958	2,243	969	989	1,126
Fees and commissions payable	(363)	(475)	(186)	(177)	(244)

Net fees and commissions	1,595	1,768	783	812	882

Foreign exchange	378	810	163	215	347
Interest rate	81	435	23	58	284
Credit	220	76	200	20	(71)
Own credit adjustments	210	11	115	95	(84)
Other	(14)	118	44	(58)	52

Income from trading activities (1)	875	1,450	545	330	528

Gain on redemption of own debt	-	20	-	-	-

Operating lease and other rental income	143	178	71	72	87
Own credit adjustments	78	(62)	53	25	(106)
Changes in the fair value of FVTPL financial assets
and liabilities and related derivatives (2)	215	29	135	80	9
Changes in fair value of investment properties	(30)	(43)	(26)	(4)	(31)
Profit on sale of:
- securities	(11)	328	18	(29)	132
- property, plant and equipment	47	40	34	13	16
- subsidiaries, networks and associates	(48)	193	14	(62)	1
Dividend income	50	19	8	42	11
Share of profits less losses of associated undertakings	73	55	39	34	28
Other income	(149)	68	(152)	3	7

Other operating income	368	805	194	174	154

Total non-interest income	2,838	4,043	1,522	1,316	1,564

Total income	7,256	8,549	3,737	3,519	3,863

Notes:

(1)
The analysis of income from trading activities is based on how the business is organised and the underlying risks managed. Income from trading activities comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income, dividends and the related hedging and funding costs in the trading book. Other includes equities & commodities. Comparative figures have been restated.

(2)	Fair value through profit and loss.

Notes

4. Analysis of income, expenses and impairment losses (continued)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m
Staff costs	(2,855)	(2,997)	(1,530)	(1,325)	(1,558)
Premises and equipment	(745)	(1,126)	(326)	(419)	(546)
Other (1)	(2,366)	(1,357)	(1,027)	(1,339)	(780)

Administrative expenses	(5,966)	(5,480)	(2,883)	(3,083)	(2,884)
Depreciation and amortisation	(712)	(466)	(200)	(512)	(237)
Write down of goodwill	-	(130)	-	-	(130)
Write down of other intangible assets	(606)	(82)	(606)	-	-

Operating expenses	(7,284)	(6,158)	(3,689)	(3,595)	(3,251)

Loan impairment releases/(losses)	431	(169)	203	228	113
Securities	(110)	4	(11)	(99)	11

Impairment releases/(losses)	321	(165)	192	129	124

Note:

(1)	Includes PPI costs, Interest Rate Hedging Products redress and related costs and litigation and conduct costs - see Note 5 for further details.

5. Provisions for liabilities and charges

			Regulatory and legal actions
			Other	FX	Other
			customer	investigations/	regulatory		Property
	PPI	IRHP	redress	litigation	provisions	Litigation	and other	Total
	£m	£m	£m (1)	£m	£m	£m	£m	£m

At 1 January 2015	799	424	580	320	183	1,805	663	4,774
Transfer	-	-	-	50	(50)	-	-	-
Currency translation and other
movements	-	-	2	-	3	86	7	98
Charge to income statement (2)	100	-	257	334	-	176	76	943
Releases to income statement (2)	-	-	-	-	-	(4)	(56)	(60)
Provisions utilised	(110)	(103)	(50)	-	-	(11)	(87)	(361)

At 31 March 2015	789	321	789	704	136	2,052	603	5,394
Currency translation and other
movements	-	-	(2)	(12)	(2)	(120)	87	(49)
Charge to income statement (2)	-	81	22	-	27	341	314	785
Releases to income statement (2)	-	(12)	(14)	-	-	(2)	(82)	(110)
Provisions utilised	(92)	(107)	(96)	(178)	(1)	(30)	(94)	(598)

At 30 June 2015	697	283	699	514	160	2,241	828	5,422

Notes:

(1)	Closing provision primarily relates to investment advice and packaged accounts.
(2)	Relates to continuing operations.

Notes

5. Provisions for liabilities and charges (continued)

Payment Protection Insurance (PPI)
No additional charge for PPI has been recognised in Q2 2015. A charge of £100 million was recognised in Q1 2015 as a result of a revision to expected customer complaint volumes. The cumulative charge in respect of PPI is £3.8 billion, of which £3.1 billion (82%) in redress and expenses had been utilised by 30 June 2015. Of the £3.8 billion cumulative charge, £3.5 billion relates to redress and £0.3 billion to administrative expenses.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Single premium book past business review take-up rate	53%	55%	+/-5	+/-55
Uphold rate (1)	91%	90%	+/-5	+/-15
Average redress	£1,689	£1,659	+/-5	+/-15

Note:

(1)	Uphold rate excludes claims where no PPI policy was held.

Interest payable on successful complaints has been included in the provision as has the estimated cost of administration. RBS expects the majority of the cash outflows associated with the remaining provision to have occurred by Q2 2016. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take-up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We continue to monitor the position closely and refresh the underlying assumptions.

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), RBS agreed to provide redress to customers in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. An additional net charge of £69 million has been recognised in Q2 2015, principally reflecting a marginal increase in our redress experience compared to expectations and the cost of a small number of consequential loss claims over and above interest offered as part of basic redress. We have now agreed outcomes with the independent reviewer on all cases. A cumulative charge of £1.5 billion has been recognised of which £1.2 billion relates to redress and £0.3 billion relates to administrative expenses. We continue to monitor the level of provision given the remaining uncertainties over the eventual cost of redress, including the cost of consequential loss claims.

Notes

5. Provisions for liabilities and charges (continued)

Regulatory and legal actions
RBS is party to certain legal proceedings and regulatory and governmental investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBS incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. Additional charges of £1.2 billion in H1 2015 include anticipated costs following investigations into the foreign exchange market (£334 million), provisions in respect of mortgage-backed securities related litigation (£506 million), provisions relating to packaged accounts (£157 million) and other conduct provisions (£160 million).

6. Pensions
Pension costs for H1 2015 amounted to £286 million (H1 2014 - £279 million; Q2 2015 - £138 million; Q1 2015 - £148 million; Q2 2014 - £137 million). Defined benefit schemes' charges are based on the actuarially determined pension cost rates at 31 December 2014.

In May 2014, the triennial funding valuation of The Royal Bank of Scotland Group Pension Fund was agreed which showed that the value of the liabilities exceeded the value of assets by £5.6 billion at 31 March 2013, a ratio of 82%. To eliminate this deficit, RBS will pay annual contributions of £650 million from 2014 to 2016 and £450 million (indexed in line with inflation) from 2017 to 2023. These contributions are in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme.

Full details of RBS's pension arrangements are set out in Note 4 on pages 367 to 372 of the 2014 Annual Report and Accounts.

Notes

7. Loan impairment provisions and risk elements in lending
Operating profit is stated after net loan impairment releases from continuing operations of £431 million for the half year ended 30 June 2015 (H1 2014 - £169 million losses). The balance sheet loan impairment provisions decreased in the half year ended 30 June 2015 from £17,500 million to £10,751 million and the movements thereon were:

	Half year ended
	30 June 2015			30 June 2014
	RBS			RBS
	excl. RCR	RCR	Total	excl. RCR	RCR	Total
	£m	£m	£m	£m	£m	£m

At beginning of period	6,554	10,946	17,500	8,716	16,500	25,216
Transfers to disposal groups	(20)	-	(20)
Currency translation and other adjustments	(212)	(466)	(678)	(118)	(395)	(513)
Amounts written-off	(634)	(4,981)	(5,615)	(868)	(1,619)	(2,487)
Recoveries of amounts previously written-off	57	22	79	84	14	98
(Releases)/charges to income statement
- continuing operations	(76)	(355)	(431)	188	(19)	169
- discontinued operations	-	-	-	102	-	102
Unwind of discount (recognised in interest income)	(59)	(25)	(84)	(63)	(76)	(139)

At end of period	5,610	5,141	10,751	8,041	14,405	22,446

	Quarter ended
	30 June 2015			31 March 2015			30 June 2014
	RBS			RBS			RBS
	excl. RCR	RCR	Total	excl. RCR	RCR	Total	excl. RCR	RCR	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	6,031	7,170	13,201	6,554	10,946	17,500	8,516	15,719	24,235
Transfers to disposal groups	-	-	-	(20)	-	(20)	-	-	-
Currency translation and other
adjustments	(49)	(59)	(108)	(163)	(407)	(570)	(75)	(333)	(408)
Amounts written-off	(353)	(1,776)	(2,129)	(281)	(3,205)	(3,486)	(447)	(827)	(1,274)
Recoveries of amounts previously
written-off	18	11	29	39	11	50	43	3	46
(Releases)/charges to income statement
- continuing operations	(8)	(195)	(203)	(68)	(160)	(228)	7	(125)	(118)
- discontinued operations	-	-	-	-	-	-	29	-	29
Unwind of discount
(recognised in interest income)	(29)	(10)	(39)	(30)	(15)	(45)	(32)	(32)	(64)

At end of period	5,610	5,141	10,751	6,031	7,170	13,201	8,041	14,405	22,446

Provisions at 30 June 2015 include £26 million in respect of loans and advances to banks (31 March 2015 - £38 million; 31 December 2014 - £40 million; 30 June 2014 - £50 million).

Notes

7. Loan impairment provisions and risk elements in lending (continued)
Risk elements in lending (REIL) comprise impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

REIL decreased by £9,430 million in the half year ended 30 June 2015 to £17,454 million and the movements thereon were:

	Half year ended
	30 June 2015			30 June 2014
	RBS			RBS
	excl. RCR	RCR	Total	excl. RCR	RCR	Total
	£m	£m	£m	£m	£m	£m

At beginning of period	11,484	15,400	26,884	15,276	24,116	39,392
Transfer to disposals groups	(22)	-	(22)	-	-	-
Currency translation and other adjustments	(407)	(784)	(1,191)	(167)	(658)	(825)
Additions	1,478	692	2,170	2,273	1,887	4,160
Transfers (1)	(116)	(5)	(121)	(121)	52	(69)
Transfer to performing book	(296)	(28)	(324)	(111)	(74)	(185)
Repayments and disposals	(1,429)	(2,898)	(4,327)	(2,629)	(3,276)	(5,905)
Amounts written-off	(634)	(4,981)	(5,615)	(868)	(1,619)	(2,487)

At end of period	10,058	7,396	17,454	13,653	20,428	34,081

	Quarter ended
	30 June 2015			31 March 2015			30 June 2014
	RBS			RBS			RBS
	excl. RCR	RCR	Total	excl. RCR	RCR	Total	excl. RCR	RCR	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	10,658	10,225	20,883	11,484	15,400	26,884	14,351	23,002	37,353
Transfer to disposal groups	-	-	-	(22)	-	(22)	-	-	-
Currency translation and
other adjustments	(88)	(191)	(279)	(319)	(593)	(912)	(102)	(560)	(662)
Additions	766	320	1,086	712	372	1,084	810	564	1,374
Transfers (1)	(64)	(5)	(69)	(52)	-	(52)	(65)	36	(29)
Transfer to performing book	(152)	(12)	(164)	(144)	(16)	(160)	(8)	(71)	(79)
Repayments and disposals	(709)	(1,165)	(1,874)	(720)	(1,733)	(2,453)	(886)	(1,716)	(2,602)
Amounts written-off	(353)	(1,776)	(2,129)	(281)	(3,205)	(3,486)	(447)	(827)	(1,274)

At end of period	10,058	7,396	17,454	10,658	10,225	20,883	13,653	20,428	34,081

Note:

(1)	Represents transfers between REIL and potential problem loans.

Provision coverage of REIL was 62% at 30 June 2015 (31 March 2015 - 63%; 31 December 2014 - 65%; 30 June 2014 - 66%).

Notes

8. Tax
The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 20.25% (2014 - 21.5%), as analysed below.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Profit before tax	293	2,226	240	53	736

Expected tax charge	(59)	(478)	(48)	(11)	(158)
Losses and temporary differences in period where no
deferred tax asset recognised	(369)	(9)	(182)	(187)	-
Foreign profits taxed at other rates	165	(38)	84	81	(2)
Non-deductible goodwill impairment	(25)	(28)	-	(25)	(28)
Items not allowed for tax
- losses on disposals and write-downs	(9)	(5)	(2)	(7)	(5)
- UK bank levy	(28)	(30)	(14)	(14)	(11)
- regulatory and legal actions	(72)	-	(5)	(67)	-
- other disallowable items	(51)	(69)	(24)	(27)	(41)
Non-taxable items
- gain on sale of Direct Line Insurance Group	-	41	-	-	-
- other non-taxable items	37	13	16	21	5
Taxable foreign exchange movements	12	4	7	5	3
Losses brought forward and utilised	57	45	14	43	9
Reduction in carrying value of deferred tax asset
in respect of US losses and temporary differences	-	(76)	-	-	(76)
Adjustments in respect of prior periods	49	38	54	(5)	26

Actual tax charge	(293)	(592)	(100)	(193)	(278)

At 30 June 2015, the Group has recognised a deferred tax asset of £1,479 million (31 March 2015 - £1,430 million; 31 December 2014 - £1,540 million) and a deferred tax liability of £363 million (31 March 2015 - £381 million; 31 December 2014 - £500 million). These include amounts recognised in respect of UK trading losses of £1,229 million (31 March 2015 - £1,170 million; 31 December 2014 - £1,257 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2015 and concluded that it is recoverable based on future profit projections (see also Recent developments on page 122).

9. Profit/(loss) attributable to non-controlling interests

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

RFS Holdings BV Consortium Members	53	38	28	25	21
Citizens Financial Group	290	-	399	(109)	-
Other	1	4	1	-	2

Profit/(loss) attributable to non-controlling interests	344	42	428	(84)	23

10. Dividends
In the context of macro-prudential policy discussions, the Board decided to partially neutralise any impact on CET1 capital of coupon and dividend payments for 2014 and 2015. £300 million of new equity was issued during the course of 2014 and £150 million of new equity has been issued in the first half of 2015. The Board intends to issue £300 million of new equity in total during 2015 to achieve this aim.

Notes

11. Earnings per ordinary and equivalent B share
Following agreement between RBS and HM Treasury in 2014 for the retirement of the Dividend Access Share (DAS), earnings per share for periods ended after 25 June 2014 only reflect DAS dividends recognised before the end of a reporting period: £320 million was recognised in the quarter ended 30 June 2014.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014

Earnings
(Loss)/profit from continuing operations attributable
to ordinary and B shareholders (£m)	(217)	1,123	18	(235)	34
Profit/(loss) from discontinued operations attributable to
ordinary and B shareholders (£m)	64	302	275	(211)	196

(Loss)/profit attributable to ordinary and B
shareholders (£m)	(153)	1,425	293	(446)	230

Ordinary shares outstanding during the period (millions)	6,381	6,208	6,411	6,351	6,235
Equivalent B shares in issue during the period (millions)	5,100	5,100	5,100	5,100	5,100

Weighted average number of ordinary
shares and equivalent B shares outstanding
during the period (millions)	11,481	11,308	11,511	11,451	11,335
Effect of dilutive share options and convertible
securities (millions)	59	97	48	71	89

Diluted weighted average number of ordinary
shares and equivalent B shares outstanding
during the period (millions)	11,540	11,405	11,559	11,522	11,424

Basic (loss)/earnings per ordinary and
equivalent B share (EPS)
Basic EPS from continuing operations	(1.9p)	9.9p	0.2p	(2.1p)	0.3p
Basic EPS from discontinued operations	0.6p	2.7p	2.3p	(1.8p)	1.7p

Basic EPS from continuing and discontinued
operations	(1.3p)	12.6p	2.5p	(3.9p)	2.0p

Basic EPS from continuing operations	(1.9p)	9.9p	0.2p	(2.1p)	0.3p
Own credit adjustments	(2.0p)	0.4p	(1.1p)	(0.8p)	1.3p
Gain on redemption of own debt	-	(0.2p)	-	-	-
Write down of goodwill	-	1.1p	-	-	1.1p
Strategic disposals	1.2p	(1.7p)	-	1.2p	-

Adjusted EPS from continuing operations	(2.7p)	9.5p	(0.9p)	(1.7p)	2.7p

Note:

(1)	Diluted EPS for continuing and discontinued operations for the half year ended 30 June 2014 was 0.1p lower than basic EPS. There was no dilutive impact in any other period.

Notes

12. Segmental analysis
The business is organised into three franchises:

●	Personal & Business Banking (PBB), comprising two reportable segments, UK Personal & Business Banking, including Williams & Glyn, (UK PBB) and Ulster Bank.

●	Commercial & Private Banking (CPB), comprising two reportable segments, Commercial Banking and Private Banking.

●	Corporate & Institutional Banking (CIB), which is a single reportable segment.

In addition, RBS will continue to manage and report Citizens Financial Group and RBS Capital Resolution (RCR) separately until disposal or wind-down.

Analysis of operating profit
The following tables provide a segmental analysis of operating profit/(loss) by main income statement captions. The segmental income statements on pages 26 to 66 reflect certain presentational reallocations as described in the notes below each table. These do not affect the overall operating profit.

	Net	Non-			Impairment
	interest	interest	Total	Operating	releases	Operating
	income	income	income	expenses	(losses)/	profit/(loss)
Half year ended 30 June 2015	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	2,290	631	2,921	(1,923)	17	1,015
Ulster Bank	265	103	368	(289)	52	131

Personal & Business Banking	2,555	734	3,289	(2,212)	69	1,146

Commercial Banking	1,108	606	1,714	(875)	(27)	812
Private Banking	254	167	421	(474)	3	(50)

Commercial & Private Banking	1,362	773	2,135	(1,349)	(24)	762

Corporate & Institutional Banking	376	948	1,324	(3,430)	31	(2,075)
Central items	150	43	193	(192)	(48)	(47)
Citizens Financial Group	1,104	490	1,594	(1,019)	(89)	486
RCR (1)	(25)	190	165	(101)	293	357

Non-statutory basis	5,522	3,178	8,700	(8,303)	232	629
Reconciling items:
Own credit adjustments (2)	-	288	288	-	-	288
Strategic disposals	-	(135)	(135)	-	-	(135)
Citizens discontinued operations (3)	(1,104)	(493)	(1,597)	1,019	89	(489)

Statutory basis	4,418	2,838	7,256	(7,284)	321	293

Notes:

(1)	Reallocation of £5 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Comprises £210 million gain included in 'Income from trading activities' and £78 million gain included in 'Other operating income' on a statutory basis.
(3)
Included within Citizens discontinued operations are the results of the reportable operating segment of Citizens Financial Group (CFG) and certain CFG related activities in Central items and related one-off and other items. Analysis provided in Note 13.

Notes

12. Segmental analysis (continued)

Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	profit/(loss)
Half year ended 30 June 2014	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	2,276	686	2,962	(1,820)	(148)	994
Ulster Bank	323	89	412	(300)	(57)	55

Personal & Business Banking	2,599	775	3,374	(2,120)	(205)	1,049

Commercial Banking	999	569	1,568	(902)	(31)	635
Private Banking	344	201	545	(400)	-	145

Commercial & Private Banking	1,343	770	2,113	(1,302)	(31)	780

Corporate & Institutional Banking	365	2,062	2,427	(2,158)	39	308
Central items	203	146	349	(270)	12	91
Citizens Financial Group	987	620	1,607	(1,082)	(104)	421
RCR (1)	(1)	109	108	(176)	20	(48)

Non-statutory basis	5,496	4,482	9,978	(7,108)	(269)	2,601
Reconciling items:
Own credit adjustments (2)	-	(51)	(51)	-	-	(51)
Gain on redemption of own debt	-	20	20	-	-	20
Write down of goodwill	-	-	-	(130)	-	(130)
Strategic disposals	-	191	191	-	-	191
Citizens discontinued operations (3)	(987)	(624)	(1,611)	1,081	104	(426)
RFS Holdings minority interest	(3)	25	22	(1)	-	21

Statutory basis	4,506	4,043	8,549	(6,158)	(165)	2,226

Notes:

(1)	Reallocation of £12 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Comprises £11 million gain included in 'Income from trading activities' and £62 million loss included in 'Other operating income' on a statutory basis.
(3)
Included within Citizens discontinued operations are the results of the reportable operating segment of Citizens Financial Group (CFG) and certain CFG related activities in Central items and related one-off and other items. Analysis provided in Note 13.

Notes

12. Segmental analysis (continued)

Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	profit/(loss)
Quarter ended 30 June 2015	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,147	322	1,469	(793)	(9)	667
Ulster Bank	132	46	178	(150)	52	80

Personal & Business Banking	1,279	368	1,647	(943)	43	747

Commercial Banking	562	330	892	(466)	(26)	400
Private Banking	126	81	207	(287)	2	(78)

Commercial & Private Banking	688	411	1,099	(753)	(24)	322

Corporate & Institutional Banking	174	346	520	(1,841)	(13)	(1,334)
Central items	88	173	261	(99)	2	164
Citizens Financial Group	551	246	797	(517)	(51)	229
RCR (1)	(14)	59	45	(53)	184	176

Non-statutory basis	2,766	1,603	4,369	(4,206)	141	304
Reconciling items:
Own credit adjustments (2)	-	168	168	-	-	168
Citizens discontinued operations (3)	(551)	(249)	(800)	517	51	(232)

Statutory basis	2,215	1,522	3,737	(3,689)	192	240

Notes:

(1)	Reallocation of £2 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Comprises £115 million gain included in 'Income from trading activities' and £53 million gain included in 'Other operating income' on a statutory basis.
(3)
Included within Citizens discontinued operations are the results of the reportable operating segment of Citizens Financial Group (CFG) and certain CFG related activities in Central items and related one-off and other items. Analysis provided in Note 13.

Notes

12. Segmental analysis (continued)

Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	releases/	Operating
	income	income	income	expenses	(losses)	profit/(loss)
Quarter ended 31 March 2015	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,143	309	1,452	(1,130)	26	348
Ulster Bank	133	57	190	(139)	-	51

Personal & Business Banking	1,276	366	1,642	(1,269)	26	399

Commercial Banking	546	276	822	(409)	(1)	412
Private Banking	128	86	214	(187)	1	28

Commercial & Private Banking	674	362	1,036	(596)	-	440

Corporate & Institutional Banking	202	602	804	(1,589)	44	(741)
Central items	62	(130)	(68)	(93)	(50)	(211)
Citizens Financial Group	553	244	797	(502)	(38)	257
RCR (1)	(11)	131	120	(48)	109	181

Non-statutory basis	2,756	1,575	4,331	(4,097)	91	325
Reconciling items:
Own credit adjustments (2)	-	120	120	-	-	120
Strategic disposals	-	(135)	(135)	-	-	(135)
Citizens discontinued operations (3)	(553)	(244)	(797)	502	38	(257)

Statutory basis	2,203	1,316	3,519	(3,595)	129	53

Notes:

(1)	Reallocation of £3 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2)	Comprises £95 million gain included in 'Income from trading activities' and £25 million gain included in 'Other operating income' on a statutory basis.
(3)
Included within Citizens discontinued operations are the results of the reportable operating segment of Citizens Financial Group (CFG) and certain CFG related activities in Central items and related one-off and other items. Analysis provided in Note 13.

Notes

12. Segmental analysis (continued)

Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	profit/(loss)
Quarter ended 30 June 2014	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,152	347	1,499	(955)	(60)	484
Ulster Bank	169	42	211	(155)	(10)	46

Personal & Business Banking	1,321	389	1,710	(1,110)	(70)	530

Commercial Banking	511	287	798	(493)	9	314
Private Banking	174	98	272	(201)	(1)	70

Commercial & Private Banking	685	385	1,070	(694)	8	384

Corporate & Institutional Banking	186	890	1,076	(1,146)	45	(25)
Central items	100	44	144	(71)	13	86
Citizens Financial Group	499	391	890	(582)	(31)	277
RCR (1)	7	28	35	(97)	128	66

Non-statutory basis	2,798	2,127	4,925	(3,700)	93	1,318
Reconciling items:
Own credit adjustments (2)	-	(190)	(190)	-	-	(190)
Write-down of goodwill	-	-	-	(130)	-	(130)
Citizens discontinued operations (3)	(499)	(385)	(884)	579	31	(274)
RFS Holdings minority interest	-	12	12	-	-	12

Statutory basis	2,299	1,564	3,863	(3,251)	124	736

Notes:

(1) Reallocation of £9 million between net interest income and non-interest income in respect of funding costs of rental assets.
(2) Comprises £84 million loss included in 'Income from trading activities' and £106 million loss included in 'Other operating income' on a statutory basis.
(3)   Included within Citizens discontinued operations are the results of the reportable operating segment of Citizens Financial Group (CFG) and certain CFG related activities in Central items and related one-off and other items.
       Analysis provided in Note 13.

Total revenue
	Half year ended
	30 June 2015			30 June 2014
		Inter			Inter
	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	3,483	2	3,485	3,583	7	3,590
Ulster Bank	388	31	419	408	40	448

Personal & Business Banking	3,871	33	3,904	3,991	47	4,038

Commercial Banking	1,782	102	1,884	1,729	13	1,742
Private Banking	397	122	519	470	258	728

Commercial & Private Banking	2,179	224	2,403	2,199	271	2,470

Corporate & Institutional Banking	1,715	1,585	3,300	3,033	2,028	5,061
Central items	1,049	1,665	2,714	1,200	2,051	3,251
Citizens Financial Group	1,754	5	1,759	1,724	5	1,729
RCR	321	100	421	443	254	697

Non-statutory basis	10,889	3,612	14,501	12,590	4,656	17,246
Reconciling items:
Own credit adjustments	288	-	288	(51)	-	(51)
Gain on redemption of own debt	-	-	-	20	-	20
Strategic disposals	(135)	-	(135)	191	-	191
Citizens discontinued operations	(1,733)	-	(1,733)	(1,713)	-	(1,713)
RFS Holdings minority interest	-	-	-	25	-	25
Elimination of intra-group transactions	-	(3,612)	(3,612)	-	(4,656)	(4,656)

Statutory basis	9,309	-	9,309	11,062	-	11,062

Notes

12. Segmental analysis (continued)

Total revenue (continued)

	Quarter ended
	30 June 2015			31 March 2015			30 June 2014
		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,754	-	1,754	1,729	2	1,731	1,806	3	1,809
Ulster Bank	191	13	204	197	18	215	210	20	230

Personal & Business Banking	1,945	13	1,958	1,926	20	1,946	2,016	23	2,039

Commercial Banking	925	49	974	857	53	910	875	(18)	857
Private Banking	196	58	254	201	64	265	234	127	361

Commercial & Private Banking	1,121	107	1,228	1,058	117	1,175	1,109	109	1,218

Corporate & Institutional Banking	699	749	1,448	1,016	836	1,852	1,383	1,128	2,511
Central items	683	787	1,470	366	878	1,244	552	1,019	1,571
Citizens Financial Group	877	3	880	877	2	879	947	2	949
RCR	117	40	157	204	60	264	193	97	290

Non-statutory basis	5,442	1,699	7,141	5,447	1,913	7,360	6,200	2,378	8,578
Reconciling items:
Own credit adjustments	168	-	168	120	-	120	(190)	-	(190)
Strategic disposals	-	-	-	(135)	-	(135)	-	-	-
Citizens discontinued operations	(870)	-	(870)	(863)	-	(863)	(934)	-	(934)
RFS Holdings minority interest	-	-	-	-	-	-	11	-	11
Elimination of intra-group transactions	-	(1,699)	(1,699)	-	(1,913)	(1,913)	-	(2,378)	(2,378)

Statutory basis	4,740	-	4,740	4,569	-	4,569	5,087	-	5,087

Total assets and liabilities

	30 June 2015		31 March 2015		31 December 2014
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	135,368	153,125	134,630	150,406	134,257	150,481
Ulster Bank	26,547	22,404	26,641	23,044	27,596	24,657

Personal & Business Banking	161,915	175,529	161,271	173,450	161,853	175,138

Commercial Banking	94,519	99,242	93,296	101,278	89,382	88,987
Private Banking	16,977	30,290	17,873	30,161	20,480	36,793

Commercial & Private Banking	111,496	129,532	111,169	131,439	109,862	125,780

Corporate & Institutional Banking	482,448	451,801	623,771	583,766	577,230	536,243
Central items	105,130	65,431	93,803	66,381	86,947	69,394
Citizens Financial Group	87,176	73,475	91,798	77,300	84,932	71,258
RCR	16,536	7,164	22,800	9,995	29,030	12,683
RFS Holdings minority interest	-	-	-	-	909	75

Statutory basis	964,701	902,932	1,104,612	1,042,331	1,050,763	990,571

Notes

13. Discontinued operations and assets and liabilities of disposal groups
In accordance with a commitment to the European Commission to sell Citizens Financial Group, Inc. (Citizens) by 31 December 2016, RBS disposed of 29.5% of its interest in Citizens during the second half of 2014 primarily through an initial public offering in the USA and a further 28.4% in March 2015. RBS plans to cede control by the end of 2015 and therefore, in accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', Citizens is presented with effect from 31 December 2014 as a discontinued operation, with comparatives re-presented, and as a disposal group.

Other discontinued operations represents the results of RFS Holdings attributable to the State of the Netherlands and Santander following the legal separation of ABN AMRO Bank N.V. on 1 April 2010.

(a) Profit/(loss) from discontinued operations, net of tax

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Citizens
Interest income	1,222	1,077	612	610	542
Interest expense	(118)	(90)	(61)	(57)	(43)

Net interest income	1,104	987	551	553	499
Other income	527	624	249	278	385

Total income	1,631	1,611	800	831	884
Operating expenses	(1,019)	(1,081)	(517)	(502)	(579)

Profit before impairment losses	612	530	283	329	305
Impairment losses	(89)	(104)	(51)	(38)	(31)

Operating profit before tax	523	426	232	291	274
Tax charge	(179)	(141)	(75)	(104)	(93)

Profit after tax	344	285	157	187	181
Reversal/(provision) for loss on disposal (1,2)	10	-	517	(507)	-

Profit/(loss) from Citizens discontinued operations,
net of tax	354	285	674	(320)	181

Other
Total income	11	12	4	7	6
Operating expenses	(2)	(1)	(2)	-	-

Operating profit before tax	9	11	2	7	6
Tax charge	(5)	(5)	(2)	(3)	(3)

Profit after tax	4	6	-	4	3

Businesses acquired exclusively with a view to disposal
Profit after tax	-	29	-	-	23

Profit from other discontinued operations, net of tax	4	35	-	4	26

Notes:

(1)
Gains in H1 2015 and Q2 2015 on remeasurement to fair value less costs to sell (fair value hierarchy 2: based on the quoted price of Citizens' shares) have been restricted: reversal of goodwill impairment (£368 million) have not been recognised.

(2)	Of which attributable to owners equity £146 million loss (Q2 2015 - £211 million gain, Q1 2015 - £357 million loss).

Notes

13. Discontinued operations and assets and liabilities of disposal groups (continued)

(b) Assets and liabilities of disposal groups
	30 June 2015			31 December
	Citizens	Other	Total	2014
	£m	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	523	319	842	622
Loans and advances to banks	1,438	1,290	2,728	1,745
Loans and advances to customers	61,428	3,083	64,511	60,550
Debt securities and equity shares	16,027	741	16,768	15,865
Derivatives	399	29	428	402
Intangible assets	657	95	752	583
Settlement balances	598	-	598	-
Property, plant and equipment	527	82	609	549
Other assets	1,774	61	1,835	1,695

Discontinued operations and other disposal groups	83,371	5,700	89,071	82,011

Liabilities of disposal groups
Deposits by banks	6,399	17	6,416	6,794
Customer accounts	64,258	6,700	70,958	61,289
Debt securities in issue	1,178	-	1,178	1,625
Derivatives	163	28	191	144
Subordinated liabilities	226	-	226	226
Other liabilities	1,292	127	1,419	1,242

Discontinued operations and other disposal groups	73,516	6,872	80,388	71,320

Other disposal groups at 30 June 2015 includes and the international private banking business (fair value less costs to sell reflects the agreed sale to Union Bancaire Priveé: fair value hierarchy 3) along with some remaining elements of the RBS N.V. business.

Disposal groups at 31 December 2014 includes Citizens along with some remaining elements of the RBS N.V. business.

(c) Financial instruments: Classification and valuation hierarchy
At 30 June 2015 and 31 December 2014 the fair values of disposal group financial instruments not measured at fair value aggregated at the level of balance sheet caption were not materially different from their carrying values; fair value measurements for those financial instruments of disposal groups measured at fair value were categorised as level 2.

Notes

14. Financial instruments

Classification
The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

								Non
	Financial instruments							financial
						Amortised	Finance	assets/
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	HTM (5)	cost	leases	liabilities	Total
30 June 2015	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	81,900	-				81,900
Loans and advances to banks
- reverse repos	15,076	-	-	5,731	-				20,807
- other	10,149	-	-	10,565	-				20,714
Loans and advances to customers
- reverse repos	45,767	-	-	1,032	-				46,799
- other	18,706	61	-	292,377	-		3,849		314,993
Debt securities	39,476	110	29,757	2,912	4,932				77,187
Equity shares	2,730	285	348						3,363
Settlement balances	-	-	-	9,630	-				9,630
Derivatives	281,857								281,857
Intangible assets								7,198	7,198
Property, plant and equipment								4,874	4,874
Deferred tax								1,479	1,479
Prepayments, accrued income and
other assets	-	-	-	-	-	-	-	4,829	4,829
Assets of disposal groups								89,071	89,071

	413,761	456	30,105	404,147	4,932		3,849	107,451	964,701

Liabilities
Deposits by banks
- repos	18,021	-				3,591			21,612
- other	22,262	-				8,716			30,978
Customer accounts
- repos	42,296	-				2,454			44,750
- other	12,887	3,936				325,200			342,023
Debt securities in issue	4,272	7,763				29,784			41,819
Settlement balances	-	-				7,335			7,335
Short positions	24,561	-							24,561
Derivatives	273,589								273,589
Accruals, deferred income and						1,867	-	12,095	13,962
other liabilities
Retirement benefit liabilities								1,869	1,869
Deferred tax	-							363	363
Subordinated liabilities	-	771				18,912			19,683
Liabilities of disposal groups								80,388	80,388

	397,888	12,470				397,859		94,715	902,932

Equity									61,769

									964,701

For the notes to this table refer to the following page.

Notes

14. Financial instruments: Classification (continued)

								Non
	Financial instruments							financial
						Amortised	Finance	assets/
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	HTM (5)	cost	leases	liabilities	Total
31 December 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	74,872	-				74,872
Loans and advances to banks
- reverse repos	18,129	-	-	2,579	-				20,708
- other	11,773	-	-	11,254	-				23,027
Loans and advances to customers
- reverse repos	43,018	-	-	969	-				43,987
- other	23,038	61	-	307,002	-		4,150		334,251
Debt securities	49,226	117	29,673	3,096	4,537				86,649
Equity shares	4,821	301	513	-	-				5,635
Settlement balances	-	-	-	4,667	-				4,667
Derivatives	353,590								353,590
Intangible assets								7,781	7,781
Property, plant and equipment								6,167	6,167
Deferred tax								1,540	1,540
Prepayments, accrued income and
other assets	-	-	-	-	-	-		5,878	5,878
Assets of disposal groups								82,011	82,011

	503,595	479	30,186	404,439	4,537		4,150	103,377	1,050,763

Liabilities
Deposits by banks
- repos	23,990	-				869			24,859
- other	26,118	-				9,688			35,806
Customer accounts
- repos	35,985	-				1,366			37,351
- other	15,308	4,731				334,249			354,288
Debt securities in issue	6,490	10,216				33,574			50,280
Settlement balances	-	-				4,503			4,503
Short positions	23,029	-							23,029
Derivatives	349,805								349,805
Accruals, deferred income and
other liabilities						1,801	-	11,545	13,346
Retirement benefit liabilities	-							2,579	2,579
Deferred tax								500	500
Subordinated liabilities	-	863				22,042			22,905
Liabilities of disposal groups								71,320	71,320

	480,725	15,810				408,092		85,944	990,571

Equity									60,192

									1,050,763
Notes:

(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Available-for-sale.
(4)	Loans and receivables.
(5)	Held-to-maturity.

Apart from the reclassification of £3.6 billion of Treasury debt securities from AFS to HTM in Q1 2014, there were no other reclassifications in either the half year ended 30 June 2015 or the year ended 31 December 2014.

Notes

14. Financial instruments (continued)

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The table below shows credit valuation adjustments (CVA) and other valuation reserves. CVA represents an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in derivative exposures.

	30 June	31 December
	2015	2014
	£m	£m

Credit valuation adjustments	998	1,414

Other valuation reserves
- bid-offer	326	398
- funding valuation adjustment	716	718
- product and deal specific	639	657

	1,681	1,773

Valuation reserves	2,679	3,187

Own credit
The cumulative own credit adjustment (OCA) recorded on held-for-trading (HFT) and designated as at fair value through profit or loss (DFV) debt securities in issue, subordinated liabilities and derivative liabilities are set out below.

Cumulative OCA (CR)/DR (1)				Subordinated
	Debt securities in issue (2)			liabilities
	HFT	DFV	Total	DFV	Total	Derivatives	Total (3)
	£m	£m	£m	£m	£m	£m	£m

30 June 2015	(223)	(23)	(246)	182	(64)	57	(7)
31 December 2014	(397)	(123)	(520)	221	(299)	12	(287)
30 June 2014	(395)	(87)	(482)	237	(245)	54	(191)

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

30 June 2015	4.3	7.8	12.1	0.8	12.9
31 December 2014	6.5	10.4	16.9	0.9	17.8
30 June 2014	7.3	13.0	20.3	0.8	21.1

Notes:

(1)	The OCA does not alter cash flows and is not used for performance management.
(2)	Includes wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserve is stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Key points

•
The decrease in CVA was driven by the tightening of credit spreads in the period, as well as the balance sheet reduction in RCR. The bid-offer reserve decrease was largely related to risk reduction in CIB Rates.

•
The cumulative OCA increase during H1 2015 was mainly due to the widening of spreads on RBS senior issuance, partially offset by a reduction due to the subordinate debt curve tightening. The OCA on senior issued debt OCA is determined by reference to secondary debt issuance spreads, the five year spread widened from 32 basis points at year end 2014 to 77 basis points at 30 June 2015.

Notes

14. Financial instruments (continued)

Financial instruments carried at fair value - valuation hierarchy
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the 2014 Annual Report and Accounts. There have been no material changes to valuation or levelling approaches in the half year ended 30 June 2015.

The tables below show financial instruments carried at fair value on the balance sheet by valuation hierarchy - level 1, level 2 and level 3 and valuation sensitivities for level 3 balances.

					Level 3 sensitivity
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
30 June 2015	£bn	£bn	£bn	£bn	£m	£m

Assets
Loans and advances	-	89.2	0.6	89.8	40	(40)
Debt securities	52.0	15.7	1.6	69.3	110	(50)
Equity shares	2.5	0.4	0.5	3.4	90	(80)
Derivatives	-	279.6	2.2	281.8	200	(210)

	54.5	384.9	4.9	444.3	440	(380)

Proportion	12.3%	86.6%	1.1%	100%

31 December 2014

Assets
Loans and advances	-	95.4	0.6	96.0	30	(30)
Debt securities	55.5	22.3	1.2	79.0	50	(40)
Equity shares	4.6	0.5	0.5	5.6	90	(80)
Derivatives	-	350.7	3.0	353.7	290	(290)
	60.1	468.9	5.3	534.3	460	(440)

Proportion	11.2%	87.8%	1.0%	100%

30 June 2015

Liabilities
Deposits	-	99.0	0.4	99.4	10	(20)
Debt securities in issue	-	11.3	0.7	12.0	20	(30)
Short positions	21.3	3.3	-	24.6	-	-
Derivatives	-	271.6	2.0	273.6	190	(190)
Subordinated liabilities	-	0.8	-	0.8	-	-

	21.3	386.0	3.1	410.4	220	(240)

Proportion	5.2%	94.1%	0.7%	100%

31 December 2014

Liabilities
Deposits	-	105.9	0.2	106.1	-	(10)
Debt securities in issue	-	15.5	1.2	16.7	40	(40)
Short positions	19.9	3.1	-	23.0	-	-
Derivatives	0.1	346.5	3.2	349.8	220	(240)
Subordinated liabilities	-	0.9	-	0.9	-	-

	20.0	471.9	4.6	496.5	260	(290)

Proportion	4.1%	95.0%	0.9%	100%

Notes

14. Financial instruments (continued)

Notes:

(1)
Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.
Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.
Level 2 instruments included non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.
Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument's valuation, is not based on observable market data. Level 3  instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets instruments, unlisted equity shares, certain residual interests in securitisations, CDOs, other mortgage-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.
(3)	For an analysis of derivatives by type of contract refer to Appendix 1 - Capital and risk management - Credit risk - Derivatives.

Valuation techniques
The table below shows a breakdown of valuation techniques and the ranges for those unobservable inputs used in valuation models and techniques that have a material impact on the valuation of Level 3 financial instruments.

	Level 3 (£bn)				Range
Financial instruments	Assets	Liabilities	Valuation technique	Unobservable inputs	Low	High
Loans and advances	0.6
			DFC based on recoveries	Loss severity (3)	2	80%
				Recovery rates (4)	26	85%
				Credit spreads(5)	110	1115bp
Debt securities	1.6
			Price	Price (6)	0	129%
			DCF	Yield (6)	10	30%
Equity Securities	0.5
			Fund valuation statement	Discount factor (7)	(10)	35%
			DCF based on recoveries	Recovery rates (4)	0	30%
Derivatives
Credit	0.3	0.4	DCF based on recoveries	Recovery rates (4)	0	100%
				Credit spreads (5)	42	1010bps
Interest and foreign exchange contracts	1.9	1.6	Option pricing model	Correlation (8)	(46)	95%
				Volatility (9)	21	111%
				Price (6)	1	100%

Notes:

(1)
The table excludes unobservable inputs where the impact on valuation is less significant. Movements in the underlying input may have a favourable or unfavourable impact on the valuation depending on the particular terms of the contract and the exposure. For example, an increase in the credit spread of a bond would be favourable for the issuer and unfavourable for the note holder. Whilst RBS indicates where it considers that there are significant relationships between the inputs, these inter-relationships will be affected by macro economic factors including interest rates, foreign exchange rates or equity index levels.

(2)	Level 3 structured notes issued of £0.7 billion are not included in the table above as valuation is consistent with the valuation of the embedded derivative component.
(3)
Loss severity : the loss severity rate of a defaulted instrument is the present value of its lifetime losses (both interest and principal losses) as a percentage of principal balance, measured at either the origination date or the default date

(4)
Recovery rate: Reflects market expectations about the return of principal for a debt instrument or other obligations after a credit event or on liquidation. Recovery rates tend to move conversely to credit spreads.

(5)
Credit spreads and discount margins: Credit spreads and margins express the return required over a benchmark rate or index to compensate for the credit risk associated with a cash instrument. A higher credit spread would indicate that the underlying instrument has more credit risk associated with it. Consequently, investors require a higher yield to compensate for the higher risk. The discount rate comprises credit spread or margin plus the benchmark rate; it is used to value future cash flows

(6)
Price and yield: There may be a range of prices used to value an instrument that may be a direct comparison of one instrument or portfolio with another or, movements in a more liquid instrument may be used to indicate the movement in the value of a less liquid instrument. The comparison may also be indirect in that adjustments are made to the price to reflect differences between the pricing source and the instrument being valued, for example different maturity, credit quality, seniority or expected pay-outs. Similarly to price, an instrument's yield may be compared  with other instruments' yields either directly or indirectly. Prices move inversely to yields

(7)
Discount factor: as used in risk and return models which presume  that the marginal investors in the company are diversified. Such is not usually the case for private equity investments. This risk is measured with a beta or betas, usually estimated by looking at past prices or returns from valuation statements.

(8)
Correlation: Measures the degree by which two prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Correlations typically include relationships between: default probabilities of assets in a basket (a group of separate assets), exchange rates, interest rates and other financial variables.

(9)	Volatility: A measure of the tendency of a price to change with time.
(10)	RBS does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.

Notes

14. Financial instruments: Movement in level 3 portfolios

											Amounts recorded in
											the income statement
	At	Amount recorded in				Purchases	Settlements	Sales	Foreign	At	in respect of balances
	1 January	Income	SOCI	Level 3 transfers		and			exchange	30 June	held at period end
	2015	statement (1)	(2)	In	Out	issuances (3)			and other	2015	Unrealised	Realised
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL assets (3)	4,673	(88)	-	489	(430)	296	(586)	(485)	(2)	3,867	(308)	4
AFS assets	634	(6)	(94)	628	(18)	3	(26)	(48)	(1)	1,072	(6)	3

	5,307	(94)	(94)	1,117	(448)	299	(612)	(533)	(3)	4,939	(314)	7

Liabilities	4,595	(621)	-	392	(637)	5	(647)	(4)	(7)	3,076	(460)	(13)

Net gains/(losses)		527	(94)								146	20

Notes:

(1)
Net gains on HFT instruments of £375 million (year ended 31 December 2014 - £100 million losses) were recorded in income from trading activities in continuing operations. Net gains on other instruments of £152 million (year ended 31 December 2014 - £205 million) were recorded in other operating income and interest income as appropriate in continuing operations. There were no losses in discontinued operations.

(2)	Consolidated statement of comprehensive income.
(3)	Fair value through profit or loss comprises held-for-trading predominantly and designated at fair value through profit and loss.

Notes

14. Financial instruments (continued)

Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	30 June 2015		31 December 2014
	Carrying		Carrying
	value	Fair value	value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Loans and advances to banks	15.0	15.0	12.8	12.8
Loans and advances to customers	297.3	291.5	312.1	303.5
Debt securities	7.8	7.8	7.6	7.5

Financial liabilities
Deposits by banks	7.4	7.4	6.4	6.4
Customer accounts	81.5	81.6	100.7	100.7
Debt securities in issue	29.8	31.0	33.6	35.0
Subordinated liabilities	18.9	19.0	22.0	22.5

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

For the following short-term financial instruments fair value approximates to carrying value: cash and balances at central banks, items in the course of collection from and transmission to other banks, settlement balances, demand deposits and notes in circulation. These are excluded from the table above.

15. Contingent liabilities and commitments
	30 June	31 March	31 December
	2015	2015	2014
	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	14,452	16,161	16,721
Other	8,686	9,589	9,581
	23,138	25,750	26,302

Commitments
Undrawn formal standby facilities, credit lines and other
commitments to lend	186,202	209,813	212,777
Other	1,339	1,524	2,107

	187,541	211,337	214,884

Contingent liabilities and commitments	210,679	237,087	241,186

Additional contingent liabilities arise in the normal course of RBS's business. It is not anticipated that any material loss will arise from these transactions.

Notes

16. Litigation, investigations and reviews

Litigation, investigations and reviews
The Royal Bank of Scotland Group plc (the company or RBSG plc) and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the United Kingdom, the European Union, the United States and other jurisdictions.

RBS recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations and regulatory and governmental matters in which RBS is involved is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory and governmental matters as at 30 June 2015 (see Note 5). The aggregate provisions for regulatory and legal actions of £1.2 billion recognised during the six months ended 30 June 2015, included anticipated costs following investigations into the foreign exchange market (£334 million), provisions in respect of mortgage-backed-securities related litigation (£506 million), provisions relating to packaged accounts (£157 million) and other conduct provisions (£160 million).

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on RBS's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. RBS cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where RBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which RBS believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBS has recognised. Where (and as far as) it is indicated that liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material individually or in aggregate. RBS expects that in future periods additional provisions, settlement amounts, and customer redress payments will be necessary, in amounts that are expected to be material in some instances.

Notes

16. Litigation, investigations and reviews (continued)

Litigation
Unless we have indicated that we have established a provision with respect to the matters described below or reached a settlement, or, although we have established a provision the matter is continuing which could affect the overall level of provisions, the matters remain at a stage where there remains considerable uncertainty around the final outcome of the claims and it is not practicable reliably to estimate the aggregate potential impact on RBS, if any, which impact, individually or in the aggregate, may be material.

Shareholder litigation (US)
RBS and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in a purported class action filed in the United States District Court for the Southern District of New York involving holders of American Depositary Receipts (the ADR claims).

A consolidated amended complaint asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (the "Securities Act") was filed in November 2011 on behalf of all persons who purchased or otherwise acquired the Group's American Depositary Receipts (ADRs) from issuance through 20 January 2009. In September 2012, the Court dismissed the ADR claims with prejudice. In August 2013, the Court denied the plaintiffs' motions for reconsideration and for leave to re-plead their case. The plaintiffs appealed, and on 15 April 2015 the United States Court of Appeals for the Second Circuit affirmed the Court's dismissal of the plaintiffs' claims. The plaintiffs requested that the appellate court reconsider its decision, but that request was denied on 9 July 2015 and this matter is now closed.

Shareholder litigation (UK)
Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against RBS (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by RBS on 22 April 2008. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. RBS's defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against RBS under the Group Litigation Order which is now closed to further claimants. The aggregate value of the shares subscribed for at 200 pence per share by the claimant shareholders is approximately £4 billion although their damages claims are not yet quantified. At a case management conference in December 2014 the judge ordered that a trial of the preliminary issue of whether the rights issue prospectus contained untrue and misleading statements and/or improper omissions commence in December 2016. In the event that the Court makes such a finding, further trial(s) will be required to consider whether any such statements and/or omissions caused loss and, if so, the quantum of that loss.

Notes

16. Litigation, investigations and reviews (continued)

Other securitisation and securities related litigation in the United States
RBS companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases (including those claims specifically described in this note) involve the issuance of approximately US$45 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

RBS companies remain as defendants in more than 25 lawsuits brought by or on behalf of purchasers of MBS, including the purported class action identified below.

In the event of an adverse judgment in any of these cases, the amount of RBS's liability will depend on numerous factors that are relevant to the calculation of damages, which may include the recognised loss of principal value in the securities at the time of judgment (write-downs); the value of the remaining unpaid principal balance of the securities at the time the case began, at the time of judgment (if the plaintiff still owns the securities at the time of judgment), or at the time when the plaintiff disposed of the securities (if plaintiff sold the securities); and a calculation of pre and post judgment interest that the plaintiff could be awarded, which could be a material amount.

In September 2011, the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) filed MBS-related lawsuits against RBS and a number of other financial institutions, all of which, except for the two cases described below, have since settled for amounts that were publicly disclosed. The primary FHFA lawsuit against RBS remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which RBS entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these US$32 billion, approximately US$9.1 billion were outstanding at 30 June 2015 with cumulative write downs to date on the securities of approximately US$1.09 billion (being the recognised loss of principal value suffered by security holders). In September 2013, the Court denied the defendants' motion to dismiss FHFA's amended complaint in this case. The preliminary phases of this matter, including discovery, are expected to continue into 2016.

Notes

16. Litigation, investigations and reviews (continued)
The other remaining FHFA lawsuit that involves RBS relates to MBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries, and is now the subject of an appeal. On 11 May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA on its claims against Nomura and RBS Securities Inc., finding, as relevant to RBS, that the offering documents for four Nomura-issued MBS for which RBS Securities Inc. served as an underwriter, relating to US$1.4 billion in original principal balance, contained materially misleading statements about the mortgage loans that backed the securitisations, in violation of the Securities Act and Virginia securities law. RBS Securities Inc. estimates that its net exposure under the Court's judgment of 15 May 2015 is approximately US$350 million, which is the difference between the amount of the judgment against RBS Securities Inc. (US$636 million) and the current estimated market value of the four MBS that FHFA would return to RBS Securities Inc. pursuant to the judgment. The Court has stayed the judgment pending the result of the appeal that the defendants are taking to the United States Court of Appeals for the Second Circuit, though post-judgment interest on the judgment amount will accrue while the appeal is pending. RBS Securities Inc. intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

The National Credit Union Administration Board (NCUA) is litigating three MBS cases against RBS companies (on behalf of US Central Federal Credit Union, Western Corporate Federal Credit Union, Southwest Corporate Federal Credit Union, and Members United Corporate Federal Credit Union). The original principal balance of the MBS at issue in the NCUA cases is US$3.56 billion.

Other remaining MBS lawsuits against RBS companies include, among others, cases filed by the Federal Home Loan Banks of Boston, Chicago, Seattle and San Francisco, and a case filed by the Commonwealth of Virginia on behalf of the Virginia Retirement System.

RBS companies are also defendants in a purported MBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. Another MBS class action (Luther v. Countrywide Financial Corp. et al. and related class action cases) was settled in 2013 without any contribution from RBS, but several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

Certain other claims on behalf of public and private institutional investors have been threatened against RBS in connection with various mortgage-related offerings. RBS cannot predict whether any of these threatened claims will be pursued, but expects that several may.

RBS has made provisions to date totalling £2,080 million for all MBS related litigation claims and investigations (including those specifically described in this note), including £506 million for the six months ending 30 June 2015.

In many of the securitisation and securities related cases in the US, RBS has or will have contractual claims to indemnification from the issuers of the securities (where an RBS company is underwriter) and/or the underlying mortgage originator (where an RBS company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party a number of whom are or may be insolvent.

Notes

16. Litigation, investigations and reviews (continued)

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. In orders dated 29 March 2013 and 23 June 2014, the Court dismissed plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodities Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant.

The Court's dismissal of plaintiffs' antitrust claims is currently on appeal to the United States Court of Appeals for the Second Circuit. Over 35 other USD LIBOR-related actions involving RBS, including purported class actions on behalf of lenders and mortgage borrowers, are subject to motions to dismiss that are being litigated. Discovery has been stayed in all cases in the coordinated proceeding pending further order from the Court.

Certain members of the Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR, (ii) Euribor, (iii) Swiss Franc LIBOR, and (iv) Pound sterling LIBOR, all of which are pending in the United States District Court for the Southern District of New York. On 28 March 2014, the Court in the action relating to Euroyen TIBOR futures contracts dismissed the plaintiffs' antitrust claims, but refused to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations and their outcomes affecting RBS are set out under 'Investigations and reviews' on page 108.

ISDAFIX antitrust litigation
Beginning in September 2014, RBS plc and a number of other financial institutions were named as defendants in several purported class action complaints (now consolidated into one complaint) alleging manipulation of USD ISDAFIX rates, to the detriment of persons who entered into transactions that referenced those rates. The complaints were filed in the United States District Court for the Southern District of New York and have been consolidated. The consolidated complaint contains claims for violations of the US antitrust laws, contract claims, and claims for tortious interference with contract. This matter is subject to pre-discovery motions to dismiss some or all of the claims against the defendants.

Notes

16. Litigation, investigations and reviews (continued)

Credit default swap antitrust litigation
Certain members of the Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York. The plaintiffs allege that defendants violated the US antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps. In September 2014, the Court denied the defendants' motion to dismiss this matter. The RBS defendants have reached an agreement to settle this matter, subject to documentation and approval of the Court. The settlement amount is covered by existing provisions.

FX antitrust litigation
RBS and RBS Securities Inc., as well as a number of other financial institutions, are defendants in a consolidated antitrust class action on behalf of US based plaintiffs that is pending in the United States District Court for the Southern District of New York. On 28 January 2015, the court denied the defendants' motion to dismiss this action, holding that plaintiffs who entered into Foreign Exchange (FX) transactions with RBS or other defendant banks could proceed with their claims that defendants violated the US antitrust laws by conspiring to manipulate the foreign exchange market by manipulating benchmark foreign exchange rates. RBS and RBS Securities Inc. have reached an agreement to settle the claims that are or could be asserted by these plaintiffs in relation to this matter, subject to execution of a final settlement agreement and approval of the Court. The settlement amount is covered by existing provisions.

Certain members of the Group are also defendants in additional foreign-exchange related class action complaints, including several complaints filed in the United States District Court for the Southern District of New York on behalf of investors that transacted in exchange-traded foreign exchange futures contracts and/or options on foreign exchange futures contracts, and a complaint on behalf of employee benefit plans that entered into FX transactions, which was also filed in the United States District Court for the Southern District of New York. These complaints contain allegations that are substantially similar to those contained in the consolidated antitrust class action described above, and in addition to antitrust claims, also assert claims under the Commodities Exchange Act, and claims under the Employee Retirement Income Security Act. The claims in these cases are, in some instances, duplicative of the claims that would be released as part of the agreement to settle reached in the above consolidated antitrust action.

US Treasury securities antitrust litigation
In July 2015, several class action antitrust complaints were filed in the United States District Court for the Southern District of New York against a number of primary dealers of US Treasury securities, including RBS Securities Inc.  The complaints allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs.  The complaints assert claims under the US antitrust laws and the Commodities Exchange Act on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options.

Notes

16. Litigation, investigations and reviews (continued)

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against The Royal Bank of Scotland N.V. (RBS N.V.) in the New York bankruptcy court. The trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly 'knew or should have known of Madoff's possible fraud'. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff's estate. A further claim, for US$21.8 million, was filed in October 2011. This matter is subject to pre-discovery motions to dismiss the claims against RBS N.V..

Thornburg adversary proceeding
RBS Securities Inc. and certain other RBS companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 25 September 2014, the Court largely denied the defendants' motion to dismiss this matter and, as a result, discovery is ongoing.

CPDO Litigation
CPDO claims have been served on RBS N.V. in England, the Netherlands and Australia, and on RBS in England, relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). In November 2012, the Federal Court of Australia issued a judgment against RBS N.V. and others in one such case holding that RBS N.V. and others committed certain wrongful acts in connection with the rating and sale of the CPDO. In March 2013, RBS N.V. was ordered to pay A$19.7 million. RBS N.V. appealed this decision and the appeal court found against RBS N.V. in May 2014. The decision is not being further appealed. RBS N.V. made the required payments totalling A$19.7 million in March and April 2013. The judgment may potentially have significance to the other claims served and to any future similar claims.

Interest rate hedging products litigation
RBS is dealing with a large number of active litigation claims in relation to the sale of interest rate hedging products. In general claimants allege that the relevant interest rate hedging products were mis-sold to them, with some also alleging RBS made misrepresentations in relation to LIBOR. Claims have been brought by customers who are being considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who are outside of the scope of that programme. RBS encouraged those customers that were eligible to seek redress under the FCA redress programme to participate in that programme. RBS remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Notes

16. Litigation, investigations and reviews (continued)

Weiss v. National Westminster Bank PLC
NatWest is defending a lawsuit filed by a number of United States nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Antiterrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks. On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit. The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial.

Freeman v. HSBC Holdings PLC
On 10 November 2014, RBS N.V. and certain other financial institutions (HSBC, Barclays, Standard Chartered, Credit Suisse, and Bank Saderat) were named as defendants in a complaint filed by a number of United States nationals (or their estates, survivors, or heirs), most of whom are or were United States military personnel, who were killed or injured in more than 70 attacks in Iraq between 2004 and 2011. The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to plaintiffs' allegations, RBS N.V. and the other defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Antiterrorism Act, by agreeing to engage in "stripping" of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. On 2 April 2015, the plaintiffs filed an amended complaint adding Commerzbank as an additional defendant. On 29 May 2015, the defendants filed a motion to dismiss the amended complaint in this matter.

Investigations and reviews
RBS's businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union (EU), the United States and elsewhere. RBS has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the EU, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition, anti-trust, anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by RBS, remediation of systems and controls, public or private censure, restriction of RBS's business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on RBS, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

RBS is co-operating fully with the investigations and reviews described below.

Notes

16. Litigation, investigations and reviews (continued)

LIBOR and other trading rates
In February 2013, RBS announced settlements with the Financial Services Authority (FSA) in the United Kingdom, the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement (DPA) in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR.

In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

On 17 April 2015, following expiry of the DPA, the DOJ filed a motion seeking dismissal of the criminal information underlying the DPA. On 21 April 2015, the US District Court in Connecticut granted the motion and ordered the charges dismissed; as a result, the DPA is no longer in effect.

In February 2014, RBS paid settlement penalties of approximately EUR 260 million and EUR 131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively. This matter is now concluded.

In July 2014, RBS entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS undertakes in the Enforceable Undertaking to (a) comply with its existing undertakings arising out of the February 2013 settlement with the United States Commodity Futures Trading Commission as they relate to Australian Benchmark Interest Rates, (b) implement remedial measures with respect to its trading in Australian reference bank bills and (c) appoint an independent compliance expert to review and report on RBS's implementation of such remedial measures. The remediation measures include ensuring appropriate records retention, training, communications surveillance and trading reviews are in place. As part of the Enforceable Undertaking, RBS also agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

On 21 October 2014, the EC announced its findings that RBS and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss franc LIBOR benchmark interest rate between March 2008 and July 2009. RBS agreed to settle the case with the EC and received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC's ongoing investigation. Also on 21 October 2014, the EC announced its findings that RBS and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss franc interest rate derivatives in the European Economic Area (EEA). Again, RBS received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC's ongoing investigation.

Notes

16. Litigation, investigations and reviews (continued)
RBS is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards. RBS is providing information and documents to the CFTC as part of its investigation into the setting of USD, EUR and GBP ISDAFIX and related trading activities. RBS understands the CFTC investigation is at an advanced stage. RBS is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. At this stage, as there remains considerable uncertainty around the outcome of these investigations, it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

Foreign exchange related investigations
In November 2014, RBS plc reached a settlement with the FCA in the United Kingdom and the United States Commodity Futures Trading Commission (CFTC) in relation to investigations into failings in RBSG plc's FX businesses within its Corporate & Institutional Banking (CIB) segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid on 19 November 2014.

On 20 May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its CIB segment. RBS plc has agreed to pay penalties of US$395 million to the DOJ and US$274 million to the Federal Reserve to resolve the investigations. The fines are fully covered by existing provisions.

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market. The charged conspiracy occurred between as early as December 2007 to at least April 2010. Pursuant to the plea agreement (which is publicly available), the DOJ and RBS plc have agreed jointly to recommend to the Court that it impose a sentence consisting of a US$395 million criminal fine and a term of probation, which among other things, would prohibit RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and require RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). If RBS is sentenced to a term of probation, a violation of the terms of probation could lead to the imposition of additional penalties.

RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs after they are approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

Notes

16. Litigation, investigations and reviews (continued)
RBS is responding to investigations and inquiries from other governmental and regulatory authorities on similar issues relating to failings in its FX business within its CIB segment, including with respect to potential collateral consequences of the RBS plc guilty plea described above. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and could be material.

On 21 July 2014, the Serious Fraud Office in the UK announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions. At this stage, as there remains considerable uncertainty around the outcome of this investigation it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

Interest rate hedging products (IRHP) redress programme
In June 2012, following an industry wide review, the FSA announced that RBS and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses classified as retail clients or private customers under FSA rules. In January 2013 the FSA issued a report outlining the principles to which it wished RBS and other UK banks to adhere in conducting the review and redress exercise. This exercise is being scrutinised by an independent reviewer, KPMG (appointed as a Skilled Person under section 166 of the Financial Services and Markets Act), who is reviewing and approving all redress outcomes, and the FCA is overseeing this. RBS has reached agreement with KPMG in relation to redress outcomes for almost all in scope customers. RBS and KPMG are now focussing on customer responses to review outcomes, securing acceptance of offers and assessing ancillary issues such as consequential loss claims. The review and redress exercise was closed to new entrants on 31 March 2015.

The Central Bank of Ireland also requested Ulster Bank Ireland Limited (UBIL), along with a number of Irish banks, to undertake a similar exercise and past business review in relation to the sale of IRHP to retail designated small and medium sized businesses in the Republic of Ireland. RBS also agreed to undertake a similar exercise and past business review in respect of relevant customers of RBS International. The review undertaken in respect of RBS International customers is complete, and the review in respect of UBIL customers is expected to be completed in Q3 2015.

RBS provisionsin relation to the above redress exercises total £1.5 billion to date for these matters, of which £1.2 billion had been utilised at 30 June 2015.

Judicial Review of Skilled Person's role in IRHP review
RBS has been named as an interested party in three petitions for judicial review of KPMG's decisions as Skilled Person in RBS's previously disclosed IRHP redress programme. This follows a similar petition from a customer of another UK bank, also against KPMG.

Notes

16. Litigation, investigations and reviews (continued)
The Administrative Court is still to determine whether to allow the latest three claims by RBS customers to proceed to a full hearing, and they are both likely to be stayed pending the outcome of the other bank's case, in which the customer has already received permission to proceed. That case will decide whether a section 166-appointed Skilled Person is susceptible to judicial review. If so, the additional claims which seek to open the decisions of KPMG as Skilled Person on RBS's IRHP redress programme are likely to then proceed to full hearing and assess the fairness of KPMG's redress programme decisions in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally.

As there remains considerable uncertainty and the judicial review is at an early stage, it is not practicable reliably to estimate the impact of such matters, if any, on RBS which may be material.

FSA mystery shopping review
In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. RBS was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required RBS to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the Personal & Business Banking (PBB) segment of RBS, which includes RBS plc and NatWest, during the period from March 2012 until December 2012. This review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress is currently being paid/offered to certain customers in this sample group. Following discussions with the FCA after issue of the draft section 166 report, RBS has agreed with the FCA that it will carry out a wider review/remediation exercise - the precise scope of this has yet to be finalised. In addition, RBS has agreed with the FCA that it will carry out a remediation exercise, for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. A pilot customer communications exercise to certain cohorts of customers was undertaken between November 2014 and January 2015 with a further communication exercise to the remaining cohorts due to be completed during the second half of 2015.

RBS provisions in relation to investment advice total £150 million to date for these matters including for the six months ended 30 June 2015 (of which £59 million had been utilised at 30 June 2015).

Notes

16. Litigation, investigations and reviews (continued)

Card Protection Plan Limited
In August 2013, the FCA announced that Card Protection Plan Limited and 13 banks and credit card issuers, including RBS, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. The closing date before which any claims under the compensation scheme must have been submitted has now passed. RBS has made appropriate provision based on its estimate of exposure arising from this scheme.

Packaged accounts
As a result of an uplift in packaged current account complaints, RBS proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. RBS has made provisions totalling £307 million to date for this matter.

FCA review of RBS' treatment of SMEs
In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government's Department for Business Innovation and Skills, was published ("Tomlinson Report"). The Tomlinson Report was critical of RBS' treatment of SMEs. The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA announced that an independent Skilled Person would be appointed under Section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. The Skilled Person's review is focused on RBS' UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within RBS' Global Restructuring Group or within similar units within RBS' Corporate Banking Division that were focused on customers in financial difficulties. In the period 2008 to 2013 RBS was one of the leading providers of credit to the UK SME sector.

Separately, in November 2013, RBS instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: RBS was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and, while they made certain recommendations to enhance customer experience and transparency of pricing, they concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

On 17 January 2014, a Skilled Person was appointed. RBS is fully cooperating with the FCA in its review. The Skilled Person review focuses on the allegations made by Lawrence Tomlinson in the Tomlinson Report and certain observations made by Sir Andrew Large in his 2013 Independent Lending Review, and is broader in scope than the reviews undertaken by Clifford Chance and Mason, Hayes & Curran which are referred to above. The timing for the delivery of the initial findings of such review by the Skilled Person to RBS and the FCA is not finally determined but may be during the fourth quarter of 2015. RBS will have an opportunity to respond to any findings of such review before the Skilled Person delivers its final report. In the event that the Skilled Person's review concludes that there were material failings in RBS' treatment of SME customers those conclusions could, depending on their nature, scale and type, result in the commencement of regulatory enforcement action by the FCA, the imposition of redress requirements and the commencement of litigation claims against RBS, as well as potentially wider investigations and litigation related to RBS's treatment of customers in financial difficulty. At this stage, as there remains considerable uncertainty around the final conclusions of the Skilled Person's review and any collateral consequences thereof, it is not practicable reliably to estimate the potential impact on RBS.

Notes

16. Litigation, investigations and reviews (continued)

Multilateral interchange fees
On 11 September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard's multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

In April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

In May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. This agreement has now been market tested and was made legally binding on 26 February 2014. The agreement is to last for four years.

In addition, on 8 June 2015, a regulation on interchange fees for card payments entered into force. The regulation requires the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The regulation also sets out other reforms including to the Honour All Cards Rule which require merchants to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) had previously opened investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. On 6 May 2015, the successor body to the OFT, the Competition & Markets Authority (CMA), announced that it had closed these investigations on the grounds of administrative priorities.

There remains considerable uncertainty around the outcomes of the ongoing EC investigation, proceedings and regulation are not yet fully known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on RBS's business in this sector.

Payment Protection Insurance
Since 2011, RBS has been implementing a policy statement agreed with the FCA for the handling of complaints about the mis-selling of Payment Protection Insurance (PPI). RBS has made provisions totalling £3.8 billion to date for this matter, including £0.1 billion in the six months ending 30 June 2015, of which £3.1 billion had been utilised by that date.

RBS is monitoring developments following the UK Supreme Court's decision in the case of Plevin v Paragon in November 2014 that the sale of a single premium PPI policy could create an 'unfair relationship' under s.140A of the Consumer Credit Act 1974 (the 'Consumer Credit Act') because the premium contained a particularly high level of undisclosed commission. The Financial Ombudsman Service (FOS) has confirmed on its website that unfair relationship provisions in the Consumer Credit Act and the Plevin judgment are 'potentially relevant considerations' in some of the PPI cases referred to FOS. On 27 May 2015, the FCA announced that it was considering whether additional rules and/or guidance are required to deal with the impact of the Plevin decision on complaints about PPI generally. RBS is in active dialogue with FOS and the FCA on this issue. At this stage, as there remains considerable uncertainty regarding the application of the Plevin decision (including to previously settled cases), it is not practicable reliably to estimate the potential impact on RBS, which may be material.

Notes

16. Litigation, investigations and reviews (continued)

UK personal current accounts/retail banking
Following the OFT's publication of a market study report into the Personal Current Account (PCA) market in July 2008, the OFT launched a follow up review of the PCA market in July 2012. This review was intended to consider whether certain initiatives agreed by the OFT with banks in light of the July 2008 report, primarily around transparency, unarranged overdrafts and customers in financial difficulty, had been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT's PCA report following this July 2012 launch was published in January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes were required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. The OFT decided not to refer the market to the CC but said that it expected to return to the question of a referral to the CC in 2015, or earlier. The OFT also announced that it would be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and would study the operation of payment systems as well as the SME banking market.

On 11 March 2014, the CMA announced that in addition to its pending SME review (see below), it would be undertaking an update of the OFT's 2013 PCA review. On 18 July 2014 the CMA published its preliminary findings in respect of both the PCA and SME market studies. The CMA provisionally decided to make a market investigation reference (MIR) for both the PCA and SME market studies. The provisional decision on both PCAs and SMEs was then subject to a consultation period until 17 September 2014. Following this period of consultation, on 6 November 2014, the CMA made its final decision to proceed with a MIR. The MIR will be a wide-ranging 18-24 month Phase 2 inquiry. At this stage as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

SME banking market study
The OFT announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. Following a consultation on the scope of the market study, the OFT published an update paper on 27 September 2013 setting out its proposed scope. On 11 March 2014, the OFT set out some competition concerns on SME banking and also announced that the CMA would continue the review. As discussed above, the CMA has decided to make a MIR for the SME market study in addition to the PCA study. As regards SMEs, the CMA concluded that it would be more appropriate to make a MIR than accept a set of undertakings in lieu put forward by RBS, Barclays, HSBC and Lloyds. Alongside the MIR, the CMA will also be reviewing the previous undertakings given following the CC's investigation into SME banking in 2002 and whether these undertakings need to be varied. At this stage as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the  aggregate impact, if any, on RBS which may be material.

Williams & Glyn
On 28 May 2015 HM Treasury asked the CMA to assess the likely impact of the latest proposals for the divestment of Williams & Glyn for competition in the UK banking sector. On 24 July 2015 HM Treasury announced that it had asked the CMA to delay finalising its advice until later in the year. At this stage the outcome of the review cannot be predicted. As a result there is a risk that the CMA might recommend changes to the current Williams & Glyn divestment plan.

Notes

16. Litigation, investigations and reviews (continued)

FCA Wholesale Sector Competition Review
On 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study.

The initial review was an exploratory exercise and focused primarily on competition in wholesale securities and investment markets, and related activities such as corporate banking. It commenced with a three month consultation exercise, including a call for inputs from stakeholders. Following this consultation period, the FCA published its feedback statement on 19 February 2015 which announced that the FCA is to undertake a market study into investment and corporate banking and potentially into asset management (the latter to launch late 2015 if undertaken). The terms of reference for the investment and corporate banking market study were published on 22 May 2015. The FCA is intending to publish an interim report towards the end of 2015/early 2016 with a final report in Spring 2016. At this stage, as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

Credit default swaps (CDS) investigation
RBS is a party to the EC's antitrust investigation into the CDS information market. RBS has received and responded to a Statement of Objections from the EC and continues to co-operate fully with the EC's ongoing investigation. In general terms, the EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

Loan securitisation business investigations
In the United States, RBS is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the DOJ and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force (including several state attorneys general), relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and practices and repurchase requests.

Notes

16. Litigation, investigations and reviews (continued)
These ongoing matters include, among others, active investigations by the civil and criminal divisions of the DOJ and the office of the attorney general of Connecticut, relating primarily to due diligence on loans purchased for, or otherwise included in, securitisations and related disclosures. RBS Securities Inc. was recently informed that the Connecticut Department of Banking has authorised the attorney general of Connecticut to issue notices concerning a possible administrative proceeding against RBS Securities Inc., which proceeding could seek civil monetary penalties and restitution for alleged violations of Connecticut law, among other remedies. RBS Securities Inc. will have the opportunity to respond setting out its position as to why the Department of Banking should not commence legal proceedings against it. The investigations also include civil and criminal investigations relating to alleged misrepresentations in the trading of various forms of asset-backed securities, including residential mortgage-backed securities, commercial mortgage-backed securities, CDOs, and CLOs. In March 2015, a former RBS Securities Inc. trader pled guilty in the United States District Court for the District of Connecticut to one count of conspiracy to commit securities fraud while employed at RBS Securities Inc.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. RBS completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, the New York State Attorney General requested additional information about RBS's mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing and RBS continues to respond to requests for information.

At this stage, as there remains considerable uncertainty around the outcome of RMBS related regulatory and governmental investigations it is not practicable reliably to estimate the aggregate potential impact on RBS which is expected to be material.

US mortgages - loan repurchase matters
RBS's CIB business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). CIB did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, CIB generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, CIB made such representations and warranties itself. Where CIB has given those or other representations and warranties (whether relating to underlying loans or otherwise), CIB may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, CIB may be able to assert claims against third parties who provided representations or warranties to CIB when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 30 June 2015, CIB received approximately US$753 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by CIB. However, repurchase demands presented to CIB are subject to challenge and rebuttal by CIB.

Notes

16. Litigation, investigations and reviews (continued)
Citizens Financial Group, Inc (Citizens) has not been an issuer or underwriter of non-agency RMBS. However, Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Between the start of 2009 and 30 June 2015, Citizens received US$265 million in repurchase demands and indemnification payment requests in respect of loans originated primarily since 2003. However, repurchase demands presented to Citizens are subject to challenge and rebuttal by Citizens.

Although there has in recent times been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner or at all (including as a result of interventions by certain states and local governments), to date, Citizens has not been materially impacted by such disruptions and RBS has not ceased making foreclosures.

At this stage, as there remains considerable uncertainty around the outcome of loan repurchase related claims it is not practicable reliably to estimate the aggregate potential impact, if any, on RBS which may be material.

Citizens consent orders
The activities of Citizens' two US bank subsidiaries - Citizens Bank, N.A. and Citizens Bank of Pennsylvania - are subject to extensive US laws and regulations concerning unfair or deceptive acts or practices in connection with customer products. Certain of the bank subsidiaries' practices with respect to overdraft protection and other consumer products have not met applicable standards. The bank subsidiaries have implemented and are continuing to implement changes to improve and bring their practices into compliance with regulatory guidance. In April 2013, the bank subsidiaries consented to the issuance of orders by their respective primary federal banking regulators, the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC) (Consent Orders). In the Consent Orders (which are publicly available and will remain in effect until terminated by the regulators), the bank subsidiaries neither admitted nor denied the regulators' findings that they had engaged in deceptive marketing and implementation of the bank's overdraft protection programme, checking rewards programmes, and stop-payment process for pre-authorised recurring electronic fund transfers.

In connection with the Consent Orders, the bank subsidiaries paid a total of US$10 million in civil monetary penalties. The Consent Orders also require the bank subsidiaries to develop plans to provide restitution to affected customers (the amount of which is anticipated to be approximately US$8 million), to cease and desist any operations in violation of Section 5 of the Federal Trade Commission Act, and to submit to the regulators periodic written progress reports regarding compliance with the Consent Orders.

Notes

16. Litigation, investigations and reviews (continued)
In addition, Citizens Bank, N.A. agreed to take certain remedial actions to improve its compliance risk management systems and to create a comprehensive action plan designed to achieve compliance with the relevant Consent Order. Restitution plans have been prepared and submitted for approval, and Citizens Bank, N.A. has submitted for approval and is in the process of implementing its action plan for compliance with the Consent Order, as well as updated policies, procedures and programmes related to its compliance risk management systems. In addition to the above, the bank subsidiaries could face further formal administrative enforcement actions from their federal supervisory agencies, including the assessment of civil monetary penalties and restitution, relating to issues identified by Citizens arising from other consumer products and related practices and policies, and they could face potential civil litigation.

Governance and risk management consent order
In July 2011, RBS agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) (which is publicly available) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Governance Order, RBS agreed to create the following written plans or programmes:

●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBS's US operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for RBS's US operations,
●	a plan to oversee compliance by RBS's US operations with all applicable US laws, rules, regulations, and supervisory guidance,
●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the US (the US Branches) on a consolidated basis,
●	a plan to improve the US Branches' compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,
●
a customer due diligence programme designed to ensure reasonably the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the US Branches' compliance with Office of Foreign Assets Control (OFAC) requirements.

The Governance Order identified specific items to be addressed, considered, and included in each proposed plan or programme. RBS also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to comply fully with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order. RBS has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with RBS's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for RBS's US operations. RBS continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, RBS continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

Notes

16. Litigation, investigations and reviews (continued)
RBS may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. RBS's activities in the United States may be subject to significant limitations and/or conditions.

US dollar processing consent order
In December 2013 RBS and RBS plc agreed a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc's historical compliance with US economic sanction regulations outside the US. As part of the settlement, RBS and RBS plc entered into a consent Cease and Desist Order with the Fed (US Dollar Processing Order), which remains in effect until terminated by the Fed. The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBS and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations. RBS agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by RBS's global business lines outside of the United States, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, RBS has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

One of the requirements RBS agreed in the US Dollar Processing Order (as part of the OFAC compliance programme) was to hire an independent consultant to conduct an annual OFAC compliance review of compliance policies and their implementation and an appropriate risk-focused sampling of US dollar payments. RBS appointed the independent consultant and their review was submitted to the authorities on 14 June 2015. In addition, pursuant to requirements of the US Dollar Processing Order, RBS has provided the required written submissions, including quarterly updates, in a timely manner.

US/Swiss tax programme
In August 2013, the DOJ announced a programme for Swiss banks (the Programme), to settle the long-running dispute between the US tax authorities and Switzerland regarding the role of Swiss banks in concealing the assets of US tax payers in offshore accounts. The Programme provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, concerning their status in connection with the DOJ's investigations.

Coutts & Co Ltd, a member of the Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme based on the possibility that some of its clients may not have declared their assets in compliance with US tax laws. The Programme required a detailed review of all US related accounts. The results of Coutts & Co Ltd's review were presented to the DOJ in June 2014. Coutts & Co Ltd has now completed the collection of evidence of the tax status of all US related account holders, including those US account holders participating in an offshore voluntary disclosure programme.

Notes

16. Litigation, investigations and reviews (continued)
The results of the review were presented by Coutts to the DOJ on 5 November 2014. Coutts continues to cooperate with the DOJ pursuant to the terms of the Programme. Coutts expects to reach resolution with the DOJ in 2015 under the terms of the Programme. RBS has made appropriate provision based on its estimate of exposure arising from this programme/review.

German prosecutor investigation into Coutts & Co Ltd
A prosecuting authority in Germany is undertaking an investigation into Coutts & Co Ltd in Switzerland, and current and former employees, for alleged aiding and abetting of tax evasion by certain Coutts & Co Ltd clients. Coutts & Co Ltd is cooperating with the relevant authorities.  RBS has made appropriate provision based on its estimate of exposure arising from this investigation.

Review of suitability of advice provided by Coutts & Co
In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co undertook a past business review into the suitability of investment advice provided to its clients. This review is ongoing. Coutts & Co is in the process of contacting clients and redress is being offered in appropriate cases. RBS has made appropriate provision based on its estimate of exposure arising from this review.

Enterprise Finance Guarantee Scheme
The Enterprise Finance Guarantee (EFG) scheme is a government lending initiative for small businesses with viable business proposals that lack security for conventional lending. From 2009 until March 2015, RBS provided over £955 million of lending under the EFG scheme. RBS has identified a number of instances where it has not properly explained to customers how borrower and guarantor liabilities work under the EFG scheme. There are also concerns around the eligibility of some customers to participate in the EFG scheme and around potential over or under-payment of quarterly premiums paid by customers. In January 2015, RBS announced a review of all EFG loans where there is a possibility that the customer may have been disadvantaged. The review is ongoing but has been completed for a small number of customers and RBS is in the process of advising these customers of their review outcome, which in some cases involves payment of redress. At this stage, as there remains considerable uncertainty around the outcome of this review, it is not practicable reliably to estimate the aggregate potential impact on RBS which may be material.

17. Related party transactions

UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm's length basis.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

The Group's other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Notes

17. Related party (continued)

Other related parties
(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group's related party transactions for the year ended 31 December 2014 are included in the 2014 Annual Report and Accounts.

18. Rating agencies
During the first half of 2015, Moody's Investors Service ('Moody's'), Fitch Ratings ('Fitch') and Standard & Poor's Rating Services ('S&P's') concluded their review of RBS and certain other UK and international banks in response to changes in banking regulation. As a consequence of these reviews, the rating agencies:

●	Noted a reduced likelihood of sovereign support for banks operating in countries with well-advanced and effective resolution regimes; and

●	Implemented new methodologies that take into consideration additional loss-absorbing capital which the new regulation requires banks to build.

The resulting changes in ratings for The Royal Bank of Scotland Group plc (RBSG plc) and its subsidiaries are set out in the table below:

	Moody's				Standards and poor's				Fitch
	Current rating		Previous rating		Current rating		Previous rating		Current rating		Previous rating
	Long term	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term	Short term

The Royal Bank of Scotland Group plc (1)	Ba1	NP	Baa2	P-2	BBB-	A-3	BBB-	A-3	BBB+	F2	A	F1

The Royal Bank of Scotland plc	A3	P-2	Baa1	P-2	BBB+	A-2	A-	A-2	BBB+	F2	A	F1

National Westminster Bank Plc	A3	P-2	Baa1	P-2	BBB+	A-2	A-	A-2	BBB+	F2	A	F1

Royal Bank of Scotland N.V.	A3	P-2	Baa1	P-2	BBB+	A-2	A-	A-2	BBB+	F2	A	F1

Citizens Bank, N.A. (2)	Baa1	P-2	A3	P-2	A-	A-2	A-	A-2	BBB+	F2	BBB+	F2

RBS Securities Inc.	-	-	-	-	BBB+	A-2	A-	A-2	BBB+	F2	A-	F1

Ulster Bank Ltd	A3	P-2	Baa3	P-3	BBB	A-2	BBB+	A-2	BBB+	F2	A-	F1

Ulster Bank Ireland Ltd (3)	Ba1	P-3	Baa3	P-3	BBB	A-2	BBB+	A-2	BBB	F2	BBB+	F2

Notes:

(1)	Moody's ratings for The Royal Bank of Scotland Group plc are considered to be below investment grade.
(2)	The table shows Moody's short-term and long-term senior unsecured debt ratings (Baa1/P-2). Moody's short-term and long-term deposit ratings are A1 and P-1 respectively.
(3)
The table shows Moody's short-term and long-term senior unsecured debt ratings (Ba1 and p-3, below investment grade). Moody's short-term and long-term deposit ratings are Baa3 and P-3 respectively (investment grade).

Following these changes Moody's, Fitch and S&P's have changed their outlook for RBSG plc and its subsidiaries to 'Stable'.

Notes

19. Recent developments
July Budget
On 8 July 2015 a number of proposed changes to the UK corporate tax system were announced. In accordance with IFRS these changes will be accounted for when they are substantively enacted which is expected to be in October 2015.

The most relevant proposed measures include:

●
Cuts in the rate of corporation tax from 20% to 19% from 1 April 2017 and to 18% from 1 April 2020.  Existing temporary differences on which deferred tax has been provided may reverse at these reduced rates;

●	A corporation tax surcharge of 8% on UK banking entities from 1 January 2016. This is expected to increase RBS's corporation tax liabilities and vary the carrying value of its deferred tax balances;
●	A reduction in the bank levy rate from 0.21% to 0.18% from 1 January 2016 and subsequent annual reductions to 0.1% from 1 January 2021; and
●	Making compensation in relation to misconduct non-deductible for corporation tax.

It is expected that these measures will increase the normalised tax rate to around 27% in the medium term and trending lower thereafter.

Citizens
On 29 July 2015, RBS announced the final pricing for a further offering of 86 million shares in Citizens and the grant of a 15% over-allotment option to underwriters giving them a 30-day option to purchase an additional 12.9 million shares. Gross proceeds will be US$2.2 billion (£1.4 billion), ($2.6 billion (£1.6 billion) assuming exercise in full of the over-allotment option). Concurrently, Citizens intends to repurchase 9.6 million shares (US$250 million) from RBS. Once these transactions have completed and assuming the over-allotment option is exercised in full, RBS will own 110.5 million shares - 20.9% of Citizens' common stock and will record an estimated £1.1 billion profit (including £0.9 billion reclassified from equity).

Following this significant reduction in its voting interest, RBS will no longer control Citizens for accounting purposes and will cease to consolidate it; reducing total assets by approximately £78 billion. RBS's remaining investment in Citizens will be an associate classified as held for sale.

Citizens will however continue to be consolidated for the purposes of regulatory capital as RBS will retain certain veto rights notwithstanding the reduction in its interest in CFG.

Capital
AT1 securities
As part of our commitment to continue building our capital ratios, we plan to launch our inaugural Additional Tier 1 securities offering over the next few days, subject to market conditions.

Preference shares
RBS intends to redeem US$1.9 billion of its outstanding Series M, N, P and Q non-cumulative dollar preference shares, represented by American depositary shares, on 1 September 2015.

20. Date of approval
This announcement was approved by the Board of directors on 29 July 2015.

21. Post balance sheet events
There have been no significant events between 30 June 2015 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Independent review report to The Royal Bank of Scotland Group plc

We have been engaged by The Royal Bank of Scotland Group plc ("the Company") to review the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2015 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, related Notes 1 to 21, the financial information in the segment results on pages 26 to 66, and the Capital and risk management disclosures set out in Appendix 1 except for those indicated as not reviewed (together "the condensed consolidated financial statements"). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independent review report to The Royal Bank of Scotland Group plc

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2015 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditor
London, United Kingdom
29 July 2015

Summary risk factors

Summary of our Principal risks and uncertainties
Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Capital and Risk Management section of the 2014 Annual Report and Accounts (2014 R&A). This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included on pages 474 to 492 of the 2014 R&A and on pages 466 to 484 of the Group's Form 20-F as filed with the Securities and Exchange Commission in the US on 31 March 2015.

●
The Group is implementing a large number of existing and new programmes and initiatives intended to improve the Group's capital position, meet legal and regulatory requirements and result in the Group becoming a safer and more competitive, customer focused and profitable bank. These initiatives include, among other things, the execution of the Group's strategic plan announced in 2013 and 2014 and which includes the implementation of its new divisional and functional structure (the "2013/2014 Strategic Plan") as well as a major investment programme to upgrade and rationalise the Group's information technology ("IT") and operational infrastructure (the "IT and Operational Investment Plan"), further initiatives designed to reduce the size of the Group's balance sheet and de-risk its business, in particular through the divestments of the Group's interest in Williams & Glyn, its remaining stake in Citizens and the "higher risk and capital intensive assets" in RCR as well as a significant restructuring of the Group's Corporate and Institutional Banking ("CIB") segments and of the Group's business as a result of the implementation of the regulatory ring-fencing of retail banking operations (the "ring-fence"). Together, these initiatives are referred to as the "Transformation Plan" and present significant risks for the Group, including the following:

○
The Transformation Plan, and in particular the restructuring of the Group's CIB business and the divestment of certain of the Group's portfolios and businesses, including its remaining stake in  Citizens, are designed to allow the Group to achieve its capital targets. There is no assurance that the Group will be able to successfully implement these initiatives on which its capital plan depends or that it will achieve its goals within the time frames contemplated;

○
The implementation of the ring-fence will likely result in considerable operational and legal difficulties as it will require significant restructuring of the Group and its businesses with the possible transfer of a large number of customers between new or existing legal entities. This implementation exercise will be complex, costly, will result in significant changes for the Group's customers and there is no certainty that the Group will be able to implement the ring-fence successfully or in time to meet the regulatory deadline of 2019;

○
The changes to the Group resulting from the implementation of the Transformation Plan will result in major changes to the Group's corporate structure, the delivery of its business activities in the UK and other jurisdictions as well as the Group's business model. Although the goals of the Transformation Plan are for the Group to emerge as a less complex and safer bank, there can be no assurance that the final results will be successful and that the Group will be a viable, competitive, customer focused and profitable bank at the end of this long period of restructuring;

○
The level of structural change required to implement the Group's Transformation Plan is likely to be disruptive and increase operational and people risks for the Group. In addition, the Group will incur significant costs in implementing the Transformation Plan and its revenues may also be impacted by lower levels of customer retention and revenue generation following the restructuring of its business and activities. Further, the competitive landscape in which the Group operates is constantly evolving and recent regulatory and legal changes, including ring-fencing, are likely to result in new market participants. These changes, combined with the changes to the Group's structure and business as a result of the implementation of the Transformation Plan, may result in increased competitive pressures on the Group;

Summary risk factors

○
Substantial investments are being made in the Group's IT and operational structure through targeted investment and rationalisation programmes as part of the IT and Operational Investment Plan. Any failure by the Group to realise the benefits of this IT and Operational Investment Plan, whether on time or at all, could have a material adverse effect on the Group's business and its ability to retain or grow its customer business and remain competitive.

●
The Group's ability to implement its Transformation Plan and its future success depends on its ability to attract and retain qualified personnel. The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees. The Group's changing strategy has led to the departure of many talented staff. Implementation of the Group's Transformation Plan, and in particular of the ring-fence and restructuring of the Group's CIB business, as well as increased legal and regulatory supervision, including the implementation of the new responsibility regime introduced under the Financial Services (Banking Reform) Act 2013 in the UK, (the "Banking Reform Act 2013") including the new Senior Persons Regime, may further hinder the Group's ability to attract or retain senior management and other skilled personnel. Following the implementation of CRD IV and the Government's views on variable compensation, there is now a restriction on the Group's ability to pay individual bonuses greater than fixed remuneration, as well as extended deferral and clawback periods, which may put the Group at a competitive disadvantage. An inability to attract and retain qualified personnel could have an adverse impact on the implementation of the Group's strategy and regulatory commitments.

●
The Group has been, and continues to be, subject to litigation and regulatory and governmental investigations (including active civil and criminal investigations) that may impact its business, reputation, results of operations and financial condition. Although the Group settled a number of legal proceedings and regulatory and governmental investigations during 2014 and the six months ended 30 June, 2015, the Group is expected to continue to have material exposure to litigation,  regulatory and governmental proceedings in the short to medium term. Adverse regulatory, governmental or law enforcement proceedings or adverse judgments in litigation (including settlements of any such proceedings) could result in restrictions or limitations on the Group's operations, give rise to additional legal claims, or have a material adverse effect on the Group's reputation, results of operations and capital position. The Group also expects greater regulatory and governmental scrutiny for the foreseeable future particularly as it relates to compliance with historical, existing and new laws and regulations.

●
Following the election in May 2015 in the UK, there is uncertainty around how the policies of the recently elected Conservative government may impact the Group, including the referendum on the UK's membership of the EU currently proposed to be held by the end of 2017. The implementation of these policies, including the outcome of the EU referendum and consequences for the UK and its constituent countries arising from it, could significantly impact the environment in which the Group operates and the fiscal, monetary, legal and regulatory requirements to which it is subject.

●
Operational and reputational risks are inherent in the Group's businesses, but are heightened as a result of the implementation of the Transformation Plan. Employee misconduct may also result in regulatory sanctions and serious reputational or financial harm to the Group.

Summary risk factors

●
Despite the improved outlook for the global and UK economy over the near to medium-term, actual or perceived difficult global economic conditions, potential volatility in the UK housing market as well as increased competition, particularly in the UK, may create challenging economic and market conditions and a difficult operating environment for the Group's businesses, as it continues to refocus its operations on the UK. These factors, together with continuing uncertainty relating to the recovery of the Eurozone economy and volatile financial markets, in part due to the monetary and fiscal policies and measures carried out by central banks, the continued prolonged periods of low interest rates, the impact of any Greek sovereign default or exit from the Eurozone and slowing growth in China, have adversely affected and may continue to adversely affect the Group's businesses, earnings, financial condition and prospects.

●
The Group's business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of increasingly stringent regulatory requirements relating to capital adequacy, including those arising out of the implementation of Basel III or future proposals and the uncertainty arising from the consistent implementation of such rules in the various jurisdictions in which the Group operates. Maintaining adequate capital resources and meeting the requisite capital adequacy requirements may prove increasingly difficult and costly and will depend on the Group's continued access to funding sources, including following the implementation of the ring-fence, as well as the effective management of its balance sheet and capital resources.

●
The Group's ability to meet its obligations including its funding commitments depends on the Group's ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise or to do so at a reasonable cost, could adversely affect the Group's financial condition and results of operations. Furthermore, the Group's borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and, to a lesser extent the UK's credit ratings.

●
The Group is subject to substantial regulation and oversight and although it is difficult to predict with certainty the effect that the recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK, the EU and the US has resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs and has impacted, and will continue to impact, product offerings and business models as well as the risks that the Group may be subject to an increased number of regulatory investigations and legal proceedings and may be unable to comply with such requirements in the manner or within the timeframes required. A number of reviews and investigations are currently ongoing in the UK and other jurisdictions in which the Group operates which may result in further legislative changes.

●
The Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures, including recapitalisation of the Group or any of its UK bank subsidiaries, through the exercise of the bail-in tool which was introduced in the UK by the Banking Reform Act 2013 and implemented in line with the provisions of the Bank Recovery and Resolution Directive. In the event of the failure of the Group, various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the Group's businesses.

●
The Group is highly dependent on its IT systems, which are currently subject to a significant investment and rationalisation programme. The Group has been and expects to continue to be subject to cyber-attacks which expose the Group to loss of customer data or other sensitive information and which, combined with other failures of the Group's information technology systems, may hinder its ability to service its customers which could result in long-term damage to the Group's reputation, businesses and brands.

Summary risk factors

●
As a result of the UK Government's majority shareholding in the Group it is able to exercise a significant degree of influence over the Group including on dividend policy, the election of directors or appointment of senior management, remuneration policy and/or limiting the Group's operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the company's shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the company from the Official List.

●
The Group is required to make planned contributions to its pension schemes and to compensation schemes in respect of certain financial institutions (such as the UK Financial Services Compensation Scheme). Pension contributions may be increased to meet pension deficits or to address additional funding requirements, including those which may arise in connection with the restructuring of the Group's pension plan as a result of the implementation of the ring-fence. The Group may also be required to make further contributions under resolution financing arrangements applicable to banks and investment firms. Additional or increased contributions may have an adverse impact on the Group's results of operations, cash flow and financial condition.

●
The deterioration of the prevailing economic and market conditions and the actual or perceived failure or worsening credit of the Group's counterparties or borrowers and depressed asset valuations resulting from poor market conditions, have adversely affected the Group and could continue to adversely affect the Group if, due to a deterioration in economic and financial market conditions or continuing weak economic growth, it were to recognise or realise further write-downs or impairment charges. Changes in interest rates, foreign exchange rates, oil and other commodity prices also impact the value of the Group's investment and trading portfolios and may have a material adverse effect on the Group's financial performance and business operations.

●
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate. The Group's valuation, capital and stress test models and the parameters and assumptions on which they are based rely on market data inputs and need to be constantly updated to ensure their accuracy. Failure of these models to accurately reflect changes in the environment in which the Group operates or the failure to properly input any such changes could have an adverse impact on the modeled results.

●
Developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

•	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

•
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

•	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Philip Hampton	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

29 July 2015

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Ross McEwan Ewen Stevenson	Sandy Crombie Howard Davies Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes

Additional information

Share information

	30 June 2015	31 March 2015	31 December 2014

Ordinary share price	351.5p	340.0p	394.4p

Number of ordinary shares in issue	6,470m	6,414m	6,366m

Number of equivalent B shares in issue	5,100m	5,100m	5,100m

Total number of ordinary and equivalent B shares in issue	11,570m	11,514m	11,466m

Financial calendar

2015 third quarter interim management statement	30 October 2015

Exchange rates
The following table shows the principal exchange rates.

£1 = €	Half year average	Quarter average	Period end

30 June 2015	1.365	1.385	1.411
31 March 2015		1.345	1.382
31 December 2014		1.268	1.285
30 June 2014	1.218	1.228	1.249

£1 = US$	Half year average	Quarter average	Period end

30 June 2015	1.524	1.532	1.572
31 March 2015		1.514	1.485
31 December 2014		1.582	1.562
30 June 2014	1.669	1.683	1.711

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: The Royal Bank of Scotland Group plc's (RBS) transformation plan (which includes RBS's 2013/2014 strategic plan relating to the implementation of its new divisional and functional structure and the continuation of its balance sheet reduction programme including its proposed divestments of CFG and Williams & Glyn, RBS's information technology and operational investment plan, the proposed restructuring of RBS's CIB business and the restructuring of RBS as a result of the implementation of the regulatory ring-fencing regime, together the "Transformation Plan"), as well as restructuring, capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, Maximum Distributable Amount (MDA), total loss absorbing capacity (TLAC), minimum requirements for eligible liabilities (MREL), return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, anticipated AT1 and other capital raising plans, funding and risk profile; litigation, government and regulatory investigations including investigations relating to the setting of interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by RBS arising out of the origination or sale of mortgages or mortgage-backed securities in the US; investigations relating to business conduct and the costs of resulting customers redress and legal proceedings; RBS's future financial performance; the level and extent of future impairments and write-downs; and RBS's exposure to political risks, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk and other disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed in the 2014 Annual Report and Accounts and this document. These include the significant risks for RBS presented by the execution of the Transformation Plan; RBS's ability to successfully implement the various initiatives that are comprised in the Transformation Plan, particularly the balance sheet reduction programme including the divestment of Williams & Glyn and its remaining stake in CFG, the proposed restructuring of its CIB business and the significant restructuring undertaken by RBS as a result of the implementation of the ring fence; whether RBS will emerge from implementing the Transformation Plan as a viable, competitive, customer focused and profitable bank; RBS's ability to achieve its capital targets which depend on RBS's success in reducing the size of its business; the cost and complexity of the implementation of the ring-fence and the extent to which it will have a material adverse effect on RBS; the risk of failure to realise the benefit of RBS's substantial investments in its information technology and operational infrastructure and systems, the significant changes, complexity and costs relating to the implementation of the Transformation Plan, the risks of lower revenues resulting from lower customer retention and revenue generation as RBS refocuses on the UK as well as increasing competition. In addition, there are other risks and uncertainties. These include RBS's ability to attract and retain qualified personnel; uncertainties regarding the outcomes of legal, regulatory and governmental actions and investigations that RBS is subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBS of unfavourable outcomes; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates; uncertainty relating to the referendum on the UK's membership of the EU and the consequences arising from it; operational risks that are inherent in RBS's business and that could increase as RBS implements its Transformation Plan; the potential negative impact on RBS's business of actual or perceived global economic and financial market conditions and other global risks; how RBS will be increasingly impacted by UK developments as its operations become gradually more focused on the UK; uncertainties regarding RBS exposure to any weakening of economies within the EU and renewed threat of default or exit by certain countries in the Eurozone; the risks resulting from RBS implementing the State Aid restructuring plan including with respect to the disposal of certain assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by RBS; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; changes in the credit ratings of RBS; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; regulatory or legal changes (including those requiring any restructuring of RBS's operations); changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies and continued prolonged periods of low interest rates; changes in UK and foreign laws, regulations, accounting standards and taxes; impairments of goodwill; the high dependence of RBS's operations on its information technology systems and its increasing exposure to cyber security threats; the reputational risks inherent in RBS's operations; the risk that RBS may suffer losses due to employee misconduct; pension fund shortfalls; the recoverability of deferred tax assets; HM Treasury exercising influence over the operations of RBS; limitations on, or additional requirements imposed on, RBS's activities as a result of HM Treasury's investment in RBS; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and RBS does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 July 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary